   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 2000
                                                     REGISTRATION NO. 333-
________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                                  ENZON, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               2836                              22-2372868
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE)                 IDENTIFICATION NO.)

                              20 KINGSBRIDGE ROAD
                          PISCATAWAY, NEW JERSEY 08854
                                 (732) 980-4500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              -------------------

                              JOHN A. CARUSO, ESQ.
                        VICE PRESIDENT, ADMINISTRATION,
                         GENERAL COUNSEL AND SECRETARY
                                  ENZON, INC.
                              20 KINGSBRIDGE ROAD
                          PISCATAWAY, NEW JERSEY 08854
                                 (732) 980-4510
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                              -------------------

                                   COPIES TO:

               KEVIN T. COLLINS, ESQ.                                PATRICK O'BRIEN, ESQ.
                DORSEY & WHITNEY LLP                                      ROPES & GRAY
                  250 PARK AVENUE                                   ONE INTERNATIONAL PLACE
              NEW YORK, NEW YORK 10177                            BOSTON, MASSACHUSETTS 02110
                   (212) 415-9200                                        (617) 951-7000
             FACSIMILE: (212) 953-7201                             FACSIMILE: (617) 951-7050

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]
                              -------------------

                        CALCULATION OF REGISTRATION FEE


                                                                                           PROPOSED MAXIMUM   AMOUNT OF
                TITLE OF EACH CLASS OF                  AMOUNT TO BE    PROPOSED MAXIMUM       AGGREGATE      REGISTRATION
             SECURITIES TO BE REGISTERED                REGISTERED(1)   OFFERING PRICE(2)  OFFERING PRICE(2)     FEE
Common Stock, $.01 par value.                               2,300,000        $42.00           $96,600,000          $25,503

(1) Includes 300,000 shares that the underwriters have the option to purchase to cover any over-allotments.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sales prices on the Nasdaq National Market for the common stock on February 15, 2000.
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED FEBRUARY 22, 2000

                                2,000,000 SHARES
                                     [LOGO]

                                  COMMON STOCK

                              -------------------

ENZON, INC. IS OFFERING 2,000,000 SHARES.

                              -------------------

ENZON'S COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL 'ENZN.' ON FEBRUARY 18, 2000, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $51 3/8 PER SHARE.

                              -------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE 'RISK FACTORS' BEGINNING ON PAGE 5.

                              -------------------

                           PRICE $           A SHARE

                              -------------------

                                                                            UNDERWRITING
                                                               PRICE TO     DISCOUNTS AND    PROCEEDS TO
                                                                PUBLIC       COMMISSIONS       COMPANY
                                                                ------       -----------       -------
Per Share...................................................  $              $               $
Total.......................................................  $              $               $

Enzon, Inc. has granted the underwriters the right to purchase up to an additional 300,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
           , 2000.

                              -------------------

MORGAN STANLEY DEAN WITTER
                                    CIBC WORLD MARKETS
                                                               SG COWEN

            , 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    5
Use of Proceeds.......................   16
Price Range of Common Stock...........   17
Dividend Policy.......................   17
Capitalization........................   18
Dilution..............................   19
Selected Consolidated Financial
  Data................................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   26

                                        PAGE
                                        ----
Management............................   44
Principal Stockholders................   47
Description of Capital Stock..........   49
Material U.S. Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock.....................   53
Underwriters..........................   55
Legal Matters.........................   56
Experts...............................   56
Where You Can Find More Information...   56
Index to Financial Statements.........  F-1

                              -------------------

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                           FORWARD-LOOKING STATEMENTS

    The statements incorporated by reference or contained in this prospectus discuss our future expectations, contain projections of our results of operations or financial condition, and include other 'forward-looking' information within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements that express our beliefs, plans, objectives, assumptions or future events or performance may involve estimates, assumptions, risks and uncertainties. Therefore, our actual results and performance may differ materially from those expressed in the forward-looking statements. Forward-looking statements often, although not always, include words or phrases such as the following:

     'will likely result'

     'are expected to'

     'will continue'

     'is anticipated'

     'estimate'

     'intends'

     'plans'

     'projection'

     'outlook'

    You should not unduly rely on forward-looking statements contained or incorporated by reference in this prospectus. Actual results or outcomes may differ materially from those predicted in our forward-looking statements due to the risks and uncertainties inherent in our business, including risks and uncertainties in:

     clinical trial results

     obtaining and maintaining regulatory approval

     market acceptance of and continuing demand of our products the impact of competitive products and pricing

     our ability to obtain additional financing to support our operations factors discussed in the documents listed below

    You should read and interpret any forward-looking statement together with the following documents:

     our most recent annual report on Form 10-K

     our quarterly reports on Form 10-Q

     the risk factors contained in this prospectus under the caption 'Risk Factors'

     our other filings with the Securities and Exchange Commission

    Any forward-looking statement speaks only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which such statement is made.

                        [PAGE INTENTIONALLY LEFT BLANK.]

                               PROSPECTUS SUMMARY

    This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled 'Risk Factors' and our financial statements and the notes thereto before making an investment decision. Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. See 'Underwriters.'

OUR COMPANY

    We are a biopharmaceutical company that develops and commercializes enhanced therapeutics for life-threatening diseases through the application of our two proprietary platform technologies: PEG and single-chain antibodies. We apply our PEG, or polyethylene glycol, technology to improve the delivery, safety and efficacy of proteins and small molecules with known therapeutic efficacy. We apply our single-chain antibody, or SCA, technology to discover and produce antibody-like molecules that offer many of the therapeutic benefits of monoclonal antibodies while addressing some of their limitations.

PEG PRODUCTS

    PEG-Intron is a PEG-enhanced version of Schering-Plough's alpha interferon product, INTRON A. We have designed PEG-Intron to allow for less frequent dosing, to have an improved side effect profile and to yield greater efficacy as compared to INTRON A. Our worldwide partner for PEG-Intron, Schering-Plough, has filed applications in both the U.S. and Europe for approval of PEG-Intron in the treatment of hepatitis C. In February 2000, the FDA accepted Schering-Plough's December 1999 application for PEG-Intron for standard review, which typically takes 12 months from the date of filing. Schering-Plough is conducting a Phase III clinical trial of PEG-Intron as combination therapy with REBETOL for hepatitis C and Phase III clinical trials of PEG-Intron for the treatment of chronic myelogenous leukemia and malignant melanoma. Earlier stage clinical trials of PEG-Intron are being conducted for other indications, including HIV. Schering-Plough's worldwide sales of INTRON A and REBETRON Combination Therapy for all indications in 1999 totaled $1.1 billion.

    PROTHECAN is a PEG-enhanced version of camptothecin, a compound in the class of molecules called topoisomerase inhibitors. Camptothecin has been shown in clinical testing to be potent against certain tumor types, but it possesses limited clinical utility due to significant side effects and poor solubility. We have shown in pre-clinical studies that PROTHECAN has reduced side effects compared to camptothecin as well as other topoisomerase inhibitors and that it preferentially accumulates in tumors. We have initiated a Phase I clinical trial of PROTHECAN in treating various types of cancers.

    We have commercialized two products based on our PEG technology: ADAGEN for the treatment of a congenital enzyme deficiency disease, called SCID, and ONCASPAR for the treatment of acute lymphoblastic leukemia. Each of these products is a PEG-enhanced version of a naturally occurring enzyme. Both products have been on the market for several years and have demonstrated the safe and effective application of our PEG technology.

SINGLE-CHAIN ANTIBODIES

    SCAs are genetically engineered proteins which possess the binding specificity and affinity of monoclonal antibodies and are designed to expand on the therapeutic and diagnostic applications possible with monoclonal antibodies. Preclinical studies have shown that SCAs allow for greater tissue penetration and faster clearance from the body. We believe that we possess strong intellectual property in the area of SCAs. To date, 11 SCAs have been or are being tested in early stage clinical trials. The most clinically advanced SCAs are being developed by our licensee, Alexion Pharmaceuticals, for complications arising during cardiopulmonary bypass and myocardial infarction.

STRATEGY

    To further realize the potential value of our PEG and SCA technologies, we intend to pursue the following strategic initiatives:

     continue to identify proteins and small molecules of known therapeutic value that we believe can be improved by our PEG technology and develop PEG-enhanced versions of such compounds enter into license agreements with third parties to apply our PEG technology to their existing compounds in-license and discover therapeutic SCAs for our own proprietary development, focusing initially on cancer and cardiovascular therapeutics enter into license agreements with third parties who are developing SCAs in order to ensure proper compensation for use of our intellectual property

CORPORATE INFORMATION

    Enzon, Inc. was incorporated in Delaware in 1981. Our principal executive offices are located at 20 Kingsbridge Road, Piscataway, New Jersey, 08854. Our telephone number at this location is (732) 980-4500. Our web site is located at http://www.enzon.com. The information contained on our web site is not a part of this prospectus.

---------

ADAGEN'r', ONCASPAR'r' and PROTHECAN'r' are our registered trademarks. Other trademarks and trade names used in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock offered.................................  2,000,000 shares

Common stock to be outstanding after the offering....  40,049,632 shares

Over-allotment option................................  300,000 shares

Use of proceeds......................................  We intend to use the proceeds from this offering:

                                                        for research and development activities,
                                                        including the development of additional PEG
                                                        and SCA compounds

                                                        facility upgrades

                                                        clinical trials for our current product
                                                        candidates

                                                        for general corporate purposes, including
                                                        working capital

Nasdaq National Market symbol........................  ENZN

                              -------------------
    The number of shares of our common stock to be outstanding after this offering, utilizing the actual number of outstanding shares, as of February 15, 2000, does not take into account the following as of that date:

     3,205,136 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $6.23 per share

     457,731 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $5.75 per share

     61,364 shares of common stock issuable upon the conversion of outstanding shares of our Series A convertible preferred stock

                             SUMMARY FINANCIAL DATA

    The financial data set forth below should be read in conjunction with the sections entitled 'Selected Financial Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' and the financial statements and notes included or incorporated by reference in this prospectus. The as adjusted Balance Sheet Data column gives effect to our sale of 2,000,000 shares of common stock in this offering, assuming a public offering price of
$         per share.

                                                                                     SIX MONTHS ENDED
                                                        YEAR ENDED JUNE 30,            DECEMBER 31,
                                                    ---------------------------      -----------------
                                                     1997      1998      1999         1998      1999
                                                     ----      ----      ----         ----      ----
                                                                                        (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Sales..........................................   $11,596   $12,313   $12,856      $ 6,718   $ 6,617
  Contract revenues..............................     1,131     2,331       302           67        62
                                                    -------   -------   -------      -------   -------
  Total revenues.................................    12,727    14,644    13,158        6,785     6,679

Expenses:
  Cost of sales..................................     3,840     3,645     4,310        2,339     1,972
  Research and development.......................     8,520     8,654     6,836        3,423     3,590
  Selling, general and administrative............     5,528     6,426     8,133        3,643     5,136
                                                    -------   -------   -------      -------   -------
  Total expenses.................................    17,888    18,725    19,279        9,405    10,698
                                                    -------   -------   -------      -------   -------
Operating loss...................................    (5,161)   (4,081)   (6,121)      (2,620)   (4,019)
Other income, net................................       604       464     1,202          635       559
                                                    -------   -------   -------      -------   -------
Net loss.........................................   $(4,557)  $(3,617)  $(4,919)     $(1,985)  $(3,460)
                                                    -------   -------   -------      -------   -------
                                                    -------   -------   -------      -------   -------
Net loss per share:
  Basic and diluted..............................   $ (0.16)  $ (0.12)  $ (0.14)     $ (0.06)  $ (0.09)
                                                    -------   -------   -------      -------   -------
                                                    -------   -------   -------      -------   -------
Weighted average number of common shares
  outstanding:
  Basic and diluted..............................    29,046    31,092    35,699       35,182    36,835

                                                                      AS OF
                                                                DECEMBER 31, 1999
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              ------    -----------
                                                                   (UNAUDITED)
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $23,262
Working capital.............................................   21,108
Total assets................................................   34,433
Long-term debt..............................................    --
Total stockholders' equity..................................   22,980

                                  RISK FACTORS

    This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to purchase shares of our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks actually occur, our business and operating results could be harmed. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

RISKS RELATED TO ENZON

WE HAVE A HISTORY OF LOSSES AND WE MAY NEVER BE PROFITABLE.

    We have incurred substantial losses since our inception. As of December 31, 1999, we had an accumulated deficit of approximately $126.8 million. We expect to incur operating losses for the foreseeable future. The size of these losses will depend, in part, on the rate of growth in our product sales or royalty revenue and on the level of our expenses. Our two FDA-approved products are not generating significant revenues because neither product has become widely used due to a small patient population base and limitations on their indicated uses. Our ability to achieve long-term profitability will depend upon our or our licensees' ability to obtain regulatory approvals for additional product candidates. Even if our product candidates receive regulatory approval, we cannot assure you that our products will achieve market acceptance or will be commericalized successfully or that our operations will be profitable.

OUR NEAR TERM SUCCESS IS HEAVILY DEPENDENT ON FDA APPROVAL OF PEG-INTRON AND SCHERING-PLOUGH'S EFFECTIVE MARKETING OF PEG-INTRON.

    Under our agreement with Schering-Plough, pursuant to which we applied our PEG technology to develop a modified form of Schering-Plough's INTRON A, we will receive royalties on worldwide sales of PEG-Intron, if any. Schering-Plough is responsible for conducting and funding the clinical studies, obtaining regulatory approval and marketing the product worldwide on an exclusive basis. In December 1999, Schering-Plough completed submission of a Biologics License Application, or BLA, to the FDA seeking marketing approval of PEG-Intron for the treatment of hepatitis C. Schering-Plough had requested priority review status from the FDA of this BLA. In February 2000, the FDA accepted Schering-Plough's BLA for PEG-Intron for standard review, which typically takes 12 months from the date of filing. In November 1999, Schering-Plough announced that it had submitted a Marketing Authorization Application to the European Agency for the Evaluation of Medicinal Products seeking marketing approval of PEG-Intron in Europe for the treatment of hepatitis C. We have not had access to and do not know the results of the Phase III clinical trial that were included in Schering-Plough's BLA, nor have we been able to review the BLA. If Schering-Plough does not receive marketing approval from the FDA or the European Agency in a timely manner, or at all, it will have a material adverse effect on our business, financial condition and results of operation.

    Schering-Plough currently markets INTRON A together with REBETOL as combination therapy for the treatment of hepatitis C and INTRON A as a stand-alone treatment for hepatitis C. If the current BLA is approved by the FDA, Schering-Plough will be able to market PEG-Intron only as a stand-alone or monotherapy treatment for hepatitis C. Schering-Plough is conducting a Phase III clinical trial of PEG-Intron as combination therapy with REBETOL for hepatitis C and Phase III clinical trials of PEG-Intron for the treatment of chronic myelogenous leukemia and malignant melanoma. If those trials are successful, PEG-Intron may be the subject of future BLAs for those indications. We cannot assure you that Schering-Plough will seek or obtain marketing approval for these additional indications or for combination therapy. Although Schering-Plough is obligated under our agreement to use commercial efforts to market PEG-Intron, we cannot assure you that Schering-Plough will be successful in marketing PEG-Intron or that Schering-Plough will not continue to market INTRON A, either as a stand-alone product or in combination therapy with REBETOL, even if PEG-Intron receives FDA approval. The amount and timing of resources dedicated by Schering-Plough to the development and marketing of PEG-Intron is not within our control. If Schering-Plough breaches or terminates its agreement with us, or fails to work diligently toward FDA approval of the product for additional indications, the commercialization of PEG-Intron could be slowed or blocked completely. Our revenues will be negatively affected if Schering-Plough continues to market INTRON A in competition with PEG-Intron or if it cannot meet the manufacturing demands of the market. If Schering-Plough does not use commercial efforts to market PEG-Intron, or it otherwise breaches the agreement, a dispute may arise between us. A dispute would be both expensive and time-consuming and may result in delays in the development and commercialization of PEG-Intron, which would likely have a material adverse affect on our business, financial condition and results of operations.

THERE IS CURRENTLY PATENT LITIGATION, WHICH COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR BUSINESS.

    Hoffmann-La Roche has sued Schering-Plough and claimed that the PEG technology used in PEG-Intron infringes a patent held by Hoffmann-La Roche. The litigation is at a very early stage and we are not in a position to predict the outcome of this litigation. If this litigation is not resolved favorably for Schering-Plough and Schering-Plough is prevented from marketing PEG-Intron, we would not receive any royalties on sales of PEG-Intron. This would have a material adverse effect on our business, financial condition and results of operations.

    In December 1998, we filed a patent infringement suit against Shearwater Polymers, a company that has reportedly developed a PEG-modified version of Roferon-A, Hoffmann-La Roche's version of alpha-interferon called Pegasys. We believe that Pegasys utilizes a type of PEG called Branched, or U-PEG, for which we have been granted a patent in the U.S. and have similar patents pending in Europe, Japan and Canada. Shearwater has filed a counterclaim in this litigation alleging that our Branched PEG patent is invalid and unenforceable. While an adverse outcome in the litigation will not prevent Schering-Plough from commercializing PEG-Intron, if we are not successful in our infringement suit or if our patent is held to be invalid, we may not be able to preclude Shearwater from selling its Branched PEG or preclude Hoffmann-La Roche from commercializing Pegasys if it obtains regulatory approval. If we are unable to enforce our patent rights in this area against others, it may have a material adverse effect on our business, financial condition and results of operations.

WE ARE SUBJECT TO EXTENSIVE REGULATION. COMPLIANCE WITH THESE REGULATIONS CAN BE COSTLY, TIME CONSUMING AND SUBJECT US TO UNANTICIPATED DELAYS IN DEVELOPING OUR PRODUCTS.

    The manufacturing and marketing of pharmaceutical products in the United States and abroad are subject to stringent governmental regulation. The sale of any of our products for use in humans in the United States will require the prior approval of the FDA. Similar approvals by comparable agencies are required in most foreign countries. The FDA has established mandatory procedures and safety standards that apply to the clinical testing, manufacture and marketing of pharmaceutical products. Obtaining FDA approval for a new therapeutic product may take several years and involve substantial expenditures. ADAGEN was approved by the FDA in 1990. ONCASPAR was approved in the U.S. and in Germany in 1994, and in Canada in 1997, in each case for patients with acute lymphoblastic leukemia who are hypersensitive to native forms of L-asparaginase. ONCASPAR was approved in Russia in April 1993 for therapeutic use in a broad range of cancers. Except for these approvals, none of our other products has been approved for sale and use in humans in the United States or elsewhere.

    We cannot assure you that we or our licensees will be able to obtain FDA or other relevant marketing approval for any of our other products. In addition, any approved products are subject to continuing regulation. If we or our licensees fail to comply with applicable requirements it could result in:

     criminal penalties,

     civil penalties,

     fines,
     recall or seizure,

     injunctions requiring suspension of production,

     orders requiring ongoing supervision by the FDA, or

     refusal by the government to approve marketing or export applications or to allow us to enter into supply contracts.

    If we or our licensees fail to obtain or maintain requisite governmental approvals or fail to obtain or maintain approvals of the scope requested, it will delay or preclude us or our licensees or marketing partners from marketing our products. It could also limit the commercial use of our products. Any such failure or limitation may have a material adverse affect on our business, financial condition and results of operations.

WE HAVE EXPERIENCED PROBLEMS COMPLYING WITH THE FDA'S REGULATIONS FOR MANUFACTURING OUR PRODUCTS AND WE MAY NOT BE ABLE TO RESOLVE THESE PROBLEMS.

    Manufacturers of drugs also must comply with the applicable FDA good manufacturing practice regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed as part of the product approval process before they can be used in commercial manufacturing. We or our present or future suppliers may be unable to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements.

    During 1998, we began to experience manufacturing problems with one of our FDA-approved products, ONCASPAR. The problems were due to increased levels of white particulates in batches of ONCASPAR, which resulted in an increased rejection rate for this product. During fiscal 1999, we agreed with the FDA to temporary labeling and distribution modifications for ONCASPAR and instituted additional inspection and labeling procedures prior to distribution. During May 1999, the FDA required us to limit distribution of ONCASPAR to only those patients who are hypersensitive to native L-asparaginase. In November 1999, the FDA withdrew the distribution restriction.

    Recently, we have noticed an unacceptable level of black particulates in a batch of ADAGEN filled by our third-party contract filler. Because we use the same outside filler for ADAGEN and ONCASPAR, this problem could affect ONCASPAR as well. We believe these particulates are caused by the filling process, and our third-party filler has identified steps it will take to resolve this issue in future lots that are filled.

    In July 1999, the FDA conducted an inspection of our manufacturing facility in connection with our product license for ADAGEN. Following that inspection, the FDA documented several deviations from Current Good Manufacturing Practices, known as cGMP, in a Form 483 report. We provided the FDA with a corrective action plan. In November 1999, the FDA issued a warning letter citing the same cGMP deviations listed in the July 1999 Form 483, but it also stated that the FDA was satisfied with our proposed corrective actions. As a result of the deviations, the FDA decided not to approve product export requests from us for both ADAGEN and ONCASPAR until it determines that all noted ADAGEN cGMP deviations have been corrected.

    In January 2000, the FDA conducted another inspection of our manufacturing facility relating to the ONCASPAR product license and as a follow-up to the July 1999 inspection relating to ADAGEN. Following this most recent inspection, the FDA issued a Form 483 report, citing deviations from cGMP in the manufacture of ONCASPAR and two cGMP deviations for ADAGEN. We have responded to the FDA with a corrective action plan to the January 2000 Form 483. However, we cannot assure you that the FDA will not issue a warning letter with respect to the manufacture of ONCASPAR or that the FDA will approve product export requests that we may make in the future.

    While we expect to resolve these manufacturing problems by the second quarter of the calendar year, we cannot be certain that the solution will be acceptable to the FDA. If we cannot satisfactorily resolve these problems, the FDA may not permit us to continue to distribute ONCASPAR or

ADAGEN. If we cannot market and distribute ONCASPAR or ADAGEN for an extended period, future sales of the products may suffer, which could adversely affect our financial results.

    Rhone-Poulenc Rorer, or RPR, has asserted that we should be responsible for its lost profits while ONCASPAR is under the temporary labeling and distribution modifications resulting from the white particulate problem. RPR contends that its lost profits through December 31, 1999 were $5.2 million. We are also currently in discussions with RPR related to a disagreement over the purchase price we charged RPR for ONCASPAR under our supply agreement with it. RPR has asserted that we have overcharged them in the amount of $2.3 million. We believe our costing of ONCASPAR complies with the supply agreement. Although we do not agree with RPR's claims, the ultimate resolution of either matter could have a material adverse effect on our financial position.

OUR CLINICAL TRIALS COULD TAKE LONGER TO COMPLETE AND COST MORE THAN WE EXPECT.

    We will need to conduct clinical studies of all of our product candidates. These studies are costly, time consuming and unpredictable. Any unanticipated costs or delays in our clinical studies could harm our business, financial condition and results of operations.

    Schering-Plough is conducting clinical trials of our lead product candidate, PEG-Intron, which is in Phase III trials as combination therapy with REBETOL for treatment of hepatitis C and as stand-alone therapy for two cancer indications. We are currently conducting early stage clinical trials of our next PEG product, PROTHECAN. Clinical trials can be very costly and time-consuming. The rate of completion of clinical trials depends upon many factors, including the rate of enrollment of patients. If we or Schering-Plough are unable to accrue sufficient clinical patients in our respective trials during the appropriate period, such trials may be delayed and will likely incur significant additional costs. In addition, FDA or institutional review boards may require us to delay, restrict, or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

    The cost of human clinical trials varies dramatically based on a number of factors, including:

     the order and timing of clinical indications pursued,

     the extent of development and financial support from corporate collaborators,

     the number of patients required for enrollment,

     the difficulty of obtaining clinical supplies of the product candidate, and the difficulty in obtaining sufficient patient populations and clinicians.

    All statutes and regulations governing the conduct of clinical trials are subject to change in the future, which could affect the cost of our clinical trials. Any unanticipated costs or delays in our clinical studies could harm our business, financial condition and results of operations.

    In some cases, we rely on corporate collaborators or academic institutions to conduct some or all aspects of clinical trials involving our product candidates. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. We cannot assure you that these trials will commence or be completed as we expect or that they will be conducted successfully.

IF PRE-CLINICAL AND CLINICAL TRIALS DO NOT YIELD POSITIVE RESULTS, OUR PRODUCTS WILL FAIL.

    If pre-clinical and clinical testing of one or more of our product candidates do not demonstrate the safety and efficacy of the desired indications, those potential products will fail. Numerous unforeseen events may arise during, or as a result of, the testing process, including the following:

     the results of pre-clinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials,

     potential products may not have the desired effect or may have undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved,

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

     results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials, and after reviewing test results, we or our corporate collaborators may abandon projects which we might previously have believed to be promising.

    Clinical testing is very costly and can take many years. The failure to adequately demonstrate the safety and efficacy of a therapeutic product under development would delay or prevent regulatory approval, which could adversely affect our business and financial performance.

EVEN IF WE OBTAIN REGULATORY APPROVAL FOR OUR PRODUCTS, THEY MAY NOT BE ACCEPTED IN THE MARKETPLACE.

    The commercial success of our products will depend upon their acceptance by the medical community and third party payors as clinically useful, cost-effective and safe. Even if our products obtain regulatory approval, we cannot assure you that they will achieve market acceptance of any kind. The degree of market acceptance will depend on many factors, including:

     the receipt, timing and scope of regulatory approvals,

     the timing of market entry in comparison with potentially competitive products,

     the availability of third-party reimbursement, and

     the establishment and demonstration in the medical community of the clinical safety, efficacy and cost-effectiveness of drug candidates, as well as their advantages over existing technologies and therapeutics.

    If any of our products do not achieve market acceptance, we will likely lose our entire investment in that product.

WE DEPEND ON OUR COLLABORATIVE PARTNERS. IF WE LOSE OUR COLLABORATIVE PARTNERS OR THEY DO NOT APPLY ADEQUATE RESOURCES TO OUR COLLABORATIONS, OUR PRODUCT DEVELOPMENT AND FINANCIAL PERFORMANCE MAY SUFFER.

    We rely heavily and will depend heavily in the future on collaborations with corporate partners, primarily pharmaceutical companies, for one or more of the research, development, manufacturing, marketing and other commercialization activities relating to many of our product candidates. If we lose our collaborative partners, or if they do not apply adequate resources to our collaborations, our product development and financial performance may suffer.

    The amount and timing of resources dedicated by our collaborators to their collaborations with us is not within our control. If any collaborator breaches or terminates its agreements with us, or fails to conduct its collaborative activities in a timely manner, the commercialization of our product candidates could be slowed or blocked completely. We cannot assure you that our collaborative partners will not change their strategic focus or pursue alternative technologies or develop alternative products as a means for developing treatments for the diseases targeted by these collaborative programs. Our collaborators could develop competing products. In addition, our revenues will be affected by the effectiveness of our corporate partners in marketing any successfully developed products.

    We cannot assure you that our collaborations will be successful. Disputes may arise between us and our collaborators as to a variety of matters, including financing obligations under our agreements and ownership of intellectual property rights. These disputes may be both expensive and time-consuming and may result in delays in the development and commercialization of products.

WE ARE DEPENDENT UPON A SINGLE OUTSIDE SUPPLIER FOR EACH OF THE CRUCIAL RAW MATERIALS NECESSARY TO THE MANUFACTURE OF EACH OF OUR PRODUCTS AND PRODUCT CANDIDATES.

    We cannot assure you that sufficient quantities of our raw material requirements will be available to support the continued research, development or manufacture of our products. We purchase the unmodified compounds utilized in our approved products and products under development from outside suppliers. We may be required to enter into supply contracts with outside suppliers for certain unmodified compounds. We do not produce the unmodified adenosine deaminase used in the manufacture of ADAGEN or the unmodified forms of L-asparaginase used in the manufacture of ONCASPAR. We have a supply contract with a single outside supplier for the supply of each of these unmodified compounds. If we experience a delay in obtaining or are unable to obtain any unmodified compound, including unmodified adenosine deaminase or unmodified L-asparaginase, on reasonable terms, or at all, it could have a material adverse effect on our business, financial condition and results of operations.

    If we are required to obtain an alternate source for an unmodified compound utilized in a product, the FDA and relevant foreign regulatory agencies will likely require that we perform additional testing to demonstrate that the alternate material is biologically and chemically equivalent to the unmodified compound previously used in our clinical trials. This testing could delay or stop development of a product, limit commercial sales of an approved product and cause us to incur significant additional expenses. If we are unable to demonstrate that the alternate material is chemically and biologically equivalent to the previously used unmodified compound, we will likely be required to repeat some or all of the pre-clinical and clinical trials conducted for the compound. The marketing of an FDA approved drug could be disrupted while such tests are conducted. Even if the alternate material is shown to be chemically and biologically equivalent to the previously used compound, the FDA or relevant foreign regulatory agency may require that we conduct additional clinical trials with the alternate material.

THE UNITED STATES AND FOREIGN PATENTS UPON WHICH OUR ORIGINAL PEG TECHNOLOGY WAS BASED HAVE EXPIRED. WE DEPEND ON PATENTS AND PROPRIETARY RIGHTS, WHICH MAY OFFER ONLY LIMITED PROTECTION AGAINST POTENTIAL INFRINGEMENT AND THE DEVELOPMENT BY OUR COMPETITORS OF COMPETITIVE PRODUCTS.

    Research Corporation Technologies, Inc. held the patent upon which our original PEG technology was based and had granted us a license under such patent. Research Corporation's patent contained broad claims covering the attachment of PEG to polypeptides. However, this United States patent and its corresponding foreign patents have expired. Based upon the expiration of the Research Corporation patent, other parties will be permitted to make, use or sell products covered by the claims of the Research Corporation patent, subject to other patents, including those which we hold. We have obtained several patents with claims covering improved methods of attaching or linking PEG to therapeutic compounds. We cannot assure you that any of these patents will enable us to prevent infringement or that competitors will not develop alternative methods of attaching PEG to compounds potentially resulting in competitive products outside the protection that may be afforded by our patents. We are aware that others have also filed patent applications and have been granted patents in the United States and other countries with respect to the application of PEG to proteins and other compounds. We cannot assure that the expiration of the Research Corporation patent will not have a material adverse effect on our business, financial condition and results of operations.

    The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and in other countries. We have been licensed, and been issued, a number of patents in the United States and other countries, and we have other patent applications pending to protect our proprietary technology. Although we believe that our patents provide certain protection from competition, we cannot assure you that such patents will be of substantial protection or commercial benefit to us, will afford us adequate protection from competing products, or will not be challenged or declared invalid. In addition we cannot assure you that additional United States patents or foreign patent equivalents will be issued to us. The scope of patent claims for biotechnological inventions is uncertain and our patents and patent applications are subject to this uncertainty.

    To facilitate development of our proprietary technology base, we may need to obtain licenses to patents or other proprietary rights from other parties. If we are unable to obtain such licenses, our product development efforts may be delayed or blocked.

    We are aware that certain organizations are engaging in activities that infringe certain of our PEG and SCA technology patents. We cannot assure you that we will be able to enforce our patent and other rights against such organizations.

    We expect that there will continue to be significant litigation in the biotechnology and pharmaceutical industries regarding patents and other proprietary rights. We have become involved in patent litigation, and we may likely become involved in additional patent litigation in the future. We may incur substantial costs in asserting any patent rights and in defending suits against us related to intellectual property rights. Such disputes could substantially delay our product development or commercialization activities, and could have a material adverse effect on our business, financial condition and results of operations. As discussed in 'Business -- Legal Proceedings,' there are two pending litigation matters either involving or affecting our products and patents. The adverse disposition of either of these litigations will adversely affect our business, financial condition and results of operations.

    We also rely on trade secrets, know-how and continuing technological advancements to protect our proprietary technology. We have entered into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and we may not be able to successfully protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

WE HAVE LIMITED SALES AND MARKETING EXPERIENCE, WHICH MAKES US DEPENDENT ON OUR MARKETING PARTNERS.

    Other than ADAGEN, which we market on a worldwide basis to a small patient population, we have not engaged in the direct commercial marketing of any of our products and therefore we do not have significant experience in sales, marketing or distribution. For some of our products, we have provided exclusive marketing rights to our corporate partners in return for milestone payments and royalties to be received on sales. To the extent that we enter into licensing arrangements for the marketing and sale of our products, any revenues we receive will depend primarily on the efforts of these third parties. We will not control the amount and timing of marketing resources that such third parties devote to our products. In addition, if we market products directly, significant additional expenditures and management resources would be required to increase the size of our internal sales force. In any sales or marketing effort, we would compete with many other companies that currently have extensive and well-funded sales operations. Our marketing and sales efforts may be unable to compete successfully against other such companies.

WE MAY NEED TO OBTAIN ADDITIONAL FINANCING TO MEET OUR FUTURE CAPITAL NEEDS AND THIS FINANCING MAY NOT BE AVAILABLE WHEN WE NEED IT.

    Our current development projects require substantial capital. We may require substantial additional funds to conduct research activities, pre-clinical studies, clinical trials and other activities relating to the successful commercialization of potential products. In addition, we may seek to acquire additional technologies. We do not expect to achieve significant sales or royalty revenue from our current FDA-approved products, ADAGEN and ONCASPAR. In addition, we cannot be sure that we will obtain significant revenue from PEG-Intron in the near future, or ever. Additional funds from other sources may not be available on acceptable terms, if at all. If adequate funds are unavailable from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially and adversely affect our business, financial condition and operations.

    While we believe that the net proceeds of this offering, together with our cash, cash equivalents and investments, will be adequate to satisfy our capital needs for the foreseeable future, our actual capital requirements will depend on many factors, including:

     the level of revenues we receive from our FDA-approved products and product candidates,

     continued progress of our research and development programs,

     our ability to establish additional collaborative arrangements,

     changes in our existing collaborative relationships,

     progress with pre-clinical studies and clinical trials,

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

     the time and costs involved in obtaining regulatory clearance for our products,

     the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims,

     competing technological and market developments, and

     our ability to market and distribute our products and establish new collaborative and licensing arrangements.

    We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources which may be dilutive to existing stockholders. We cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

     delay, reduce the scope or eliminate one or more of our development projects,

     obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves, or license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

WE DEPEND ON KEY PERSONNEL AND MAY NOT BE ABLE TO RETAIN THESE EMPLOYEES OR RECRUIT ADDITIONAL QUALIFIED PERSONNEL, WHICH WOULD HARM OUR BUSINESS.

    Because of the specialized scientific nature of our business, we are highly dependent upon qualified scientific, technical and managerial personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key scientific, technical and managerial personnel in a timely manner would harm our research and development programs and our business.

THE FAILURE OF COMPUTER SYSTEMS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS.

    In 1999, we completed a review of our business systems, including computer systems and manufacturing equipment, and queried our customers and vendors as to their progress in identifying and addressing problems that their systems may face in correctly interrelating and processing date information in the year 2000. To date, we have not experienced any significant problems related to the year 2000 problem, either in our systems or the systems of our vendors or customers. The failure of our computer systems to be year 2000 compliant could negatively impact our business.

RISKS RELATED TO OUR INDUSTRY

WE FACE RAPID TECHNOLOGICAL CHANGE AND INTENSE COMPETITION, WHICH COULD HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

    The biopharmaceutical industry is characterized by rapid technological change. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our products and technologies becoming obsolete.

    We face intense competition from established biotechnology and pharmaceutical companies, as well as academic and research institutions that are pursuing competing technologies and products. We know that competitors are developing or manufacturing various products that are used for the prevention, diagnosis or treatment of diseases that we have targeted for product development. Many of our competitors have substantially greater research and development capabilities and experiences and greater manufacturing, marketing and financial resources than we do. Accordingly, our competitors may develop technologies and products that are superior to those we or our collaborators are developing and render our technologies and products or those of our collaborators obsolete and noncompetitive. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new drugs, as well as obtaining FDA and other regulatory approval. If we cannot compete effectively, our business and financial performance would suffer.

WE MAY BE SUED FOR PRODUCT LIABILITY.

    Because our products and product candidates are new treatments, with limited, if any, past use on humans, their use during testing or after approval could expose us to product liability claims. We maintain product liability insurance coverage in the total amount of $10.0 million for claims arising from the use of our products in clinical trials prior to FDA approval and for claims arising from the use of our products after FDA approval. We cannot assure you that we will be able to maintain our existing insurance coverage or obtain coverage for the use of our other products in the future. Also, this insurance coverage and our resources may not be sufficient to satisfy any liability resulting from product liability claims and a product liability claim may have a material adverse effect on our business, financial condition or results of operations.

SALES OF OUR PRODUCTS COULD BE ADVERSELY AFFECTED IF THE COSTS FOR THESE PRODUCTS ARE NOT REIMBURSED BY THIRD-PARTY PAYORS.

    In recent years, there have been numerous proposals to change the health care system in the United States. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject the pricing of pharmaceuticals to government control. In addition, government and private third-party payors are increasingly attempting to contain health care costs by limiting both the coverage and the level of reimbursement of drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly-approved health care products.

    Our ability to commercialize our products will depend, in part, on the extent to which reimbursement for the cost of the products and related treatments will be available from third-party payors. If we or any of our collaborators succeeds in bringing one or more products to market, we cannot assure you that third-party payors will establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. In addition, lifetime limits on benefits included in most private health plans may force patients to self-pay for treatment. For example, patients who receive ADAGEN are expected to require injections for their entire lives. The cost of this treatment may exceed certain plan limits and cause patients to self-fund further treatment. Furthermore, inadequate third-party coverage may lead to reduced market acceptance of our products. Significant changes in the health care system in the United States or elsewhere could have a material adverse effect on our business and financial performance.

RISKS RELATED TO THIS OFFERING

THE PRICE OF OUR COMMON STOCK HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE.

    Historically, the market price of our common stock has fluctuated over a wide range and it is likely that the price of our common stock will fluctuate in the future. The market price of our common stock could be impacted due to a variety of factors, including:

     the results of pre-clinical testing and clinical trials by us, our corporate partners or our competitors,

     announcements of technical innovations or new products by us, our corporate partners or our competitors,

     the status of corporate collaborations and supply arrangements entered into by us, our corporate partners or our competitors,

     regulatory approvals of our products or those of our competitors,

     changes in government regulation,

     developments in the patents or other proprietary rights owned or licensed by us or our competitors,

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

     public concern as to the safety and efficacy of products developed by us or others,

     litigation, and

     general market conditions in our industry.

    In addition, due to one or more of the foregoing factors in one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors. In that event, the market price of our common stock could be materially and adversely affected.

    The stock market has recently experienced extreme price and volume fluctuations. These fluctuations have especially affected the market price of the stock of many high technology and healthcare-related companies. Such fluctuations have often been unrelated to the operating performance of these companies. Nonetheless, these broad market fluctuations may negatively affect the market price of our common stock.

EVENTS WITH RESPECT TO OUR SHARE CAPITAL COULD CAUSE THE PRICE OF OUR COMMON STOCK TO DECLINE.

    Sales of substantial amounts of our common stock in the open market, or the availability of such shares for sale, could adversely affect the price of our common stock. Based upon the number of shares of common stock outstanding as of February 15, 2000, we expect to have 40,049,632 shares of common stock outstanding, excluding shares reserved for issuance upon the exercise of outstanding stock options and warrants, and the conversion of outstanding preferred stock (or 40,349,632 shares of common stock outstanding if the underwriters' over-allotment option is exercised in full) upon the completion of this offering. The following securities that may be exercised for, or are convertible into, shares of our common stock were issued and outstanding as of February 15, 2000:

     Options. Stock options to purchase 3,205,136 shares of our common stock at a weighted average exercise price of approximately $6.23 per share; of this total, 2,647,536 are currently exercisable at a weighted average exercise price of $3.88 per share.

     Warrants. Various warrants to purchase 457,731 shares of our common stock, all of which are currently exercisable, at a weighted average exercise price of $5.75 per share.

     Series A preferred stock. 27,000 shares of our Series A preferred stock are outstanding, all of which are currently convertible into 61,364 shares of our common stock.

    The shares of our common stock that may be issued under the warrants and options are either currently registered with the SEC, or will be registered with the SEC before the shares are purchased by the holders of the warrants and options. The shares of common stock that may be issued upon conversion of the Series A preferred stock are eligible for sale without any volume limitation pursuant to Rule 144(k) under the Securities Act of 1933, as amended.

    During the course of our litigation proceedings with Shearwater Polymers and Schering-Plough's litigation with Hoffmann-La Roche, interim information about the status of each of these litigations may be released. Although these interim releases may differ from the final determinations in these litigations, such information may have a material adverse effect on the market price of our common stock.

    We, our directors and officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, none of us will, during the period ending 90 days after the date of this prospectus, sell or otherwise dispose of any shares of our common stock, subject to certain exceptions. We cannot predict whether future sales of our common stock or the availability of our common stock for sale will adversely affect the market price for our common stock or our ability to raise capital by offering equity securities.

THE EXERCISE OF OUTSTANDING REGISTRATION RIGHTS HELD BY HOLDERS OF OUR COMMON AND PREFERRED STOCK MAY HAVE AN ADVERSE EFFECT ON THE MARKET PRICE FOR OUR COMMON STOCK AND MAY IMPAIR OUR ABILITY TO RAISE ADDITIONAL FUNDS.

    There are currently demand and/or piggyback registration rights on 457,731 shares of our common stock underlying warrants. As of February 15, 2000, 200,000 of those shares were covered by effective registration statements. We have granted Schering-Plough piggyback registration rights with respect to 847,489 shares of our common stock. In addition, two persons affiliated with Evolution Capital have piggyback and demand registration rights with respect to the shares underlying their warrants to purchase 206,227 shares of our common stock. The demand rights give these warrant holders a one-time right to require us to register, upon their request, that number of shares underlying

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

such warrants. We granted the Carson Group, Inc. and two of its principals, piggyback registration rights with respect to the shares underlying its warrants to purchase 51,504 shares of our common stock as consideration for finder's services that were provided to us. Transferees of Clearwater Fund IV were also granted piggyback registration rights under a registration rights agreement with us with respect to the 206,227 shares of common stock issuable under warrants they hold. Absent any contractual limitations, the holders of these rights could cause a significant number of shares of our common stock to be registered and sold in the public market. Such sales, or the perception that these sales could occur, may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through an offering of equity securities. We have obtained waivers of all such piggyback registration rights applicable to this offering.

    We originally registered the resale of approximately 3,983,000 shares of our common stock owned by stockholders who purchased such shares in a private placement of our common stock that closed in July 1998. We are required to maintain the effectiveness of this registration statement until the earlier of the date that all of the shares are sold or July 2000.

    We originally registered the resale of approximately 4,122,317 shares of our common stock owned by stockholders who purchased such shares in a private placement of our common stock that closed in January and March 1996. We are required to maintain the effectiveness of this registration statement until the earlier of the date that all of the shares are sold or March 15, 2004.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

    We expect that the public offering price of our common stock in this offering will be substantially higher than the net tangible book value per share of our outstanding common stock. As of December 31, 1999, our net tangible book value was $20.8 million and on a pro forma basis our net tangible book value
after this offering will be $     million. The amount of the increase in net
tangible book value attributable to the investors in this offering will be
$     million, or $     per share of common stock. Investors of our common stock
in this offering will experience immediate and substantial dilution of
approximately $     million, or $     per share of common stock.

OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DISCOURAGE A TAKEOVER OF OUR COMPANY.

    Provisions of our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire or merge with us, even if doing so would be beneficial to our stockholders.

    Our board of directors has the authority to issue up to 3,000,000 shares of our preferred stock, par value $0.01 per share, and to determine the price and terms, including preferences and voting rights, of those shares without stockholder approval. Although we have no current plans to issue additional shares of our preferred stock, any such issuance could:

     have the effect of delaying, deferring or preventing a change in control of our company,

     discourage bids for our common stock at a premium over the market price, or adversely affect the market price of and the voting and other rights of the holders of our common stock.

    In addition, certain provisions of our certificate of incorporation establishing a classified board of directors, and our employment agreements with our executive officers that provide significant payments to them following a change in control of Enzon, could each have the effect of discouraging potential takeover attempts.

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

                                USE OF PROCEEDS

    We estimate our net proceeds from the sale of our common stock in this
offering, based on an assumed public offering price of $    per share and after
deducting the underwriting discount and estimated offering expenses payable by
us, will be approximately $    million, or $    million if the underwriters'
over-allotment is exercised in full.

    We intend to use the net proceeds from this offering to fund:

     development of additional PEG and SCA compounds,

     facility upgrades,

     clinical trials for our current products, and

     general corporate purposes, including working capital.

    In addition, a portion of the net proceeds may be used for acquisitions of businesses, products and technologies that are complementary to ours. We currently have no agreements with respect to any material acquisitions as of the date of this prospectus. The amounts and timing of our actual expenditures for each purpose may vary significantly depending on numerous factors, including:

     the status of our product development efforts,

     regulatory approvals,

     competition,

     marketing, and

     sales activities and the market acceptance of any products we introduce.

    Pending use of the net proceeds for the above purposes, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the Nasdaq National Market under the symbol 'ENZN.' The following table sets forth the high and low sale prices for the periods indicated, as reported on the Nasdaq National Market. The prices shown represent inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

                                                                  COMMON
                                                                STOCK PRICE
                                                              ---------------
                                                               HIGH     LOW
                                                               ----     ---
YEAR ENDED JUNE 30, 1998
    First Quarter...........................................  $ 5.19   $ 2.00
    Second Quarter..........................................    7.25     4.75
    Third Quarter...........................................    7.19     5.13
    Fourth Quarter..........................................    6.88     4.56

YEAR ENDED JUNE 30, 1999
    First Quarter...........................................    7.44     3.63
    Second Quarter..........................................   14.63     4.88
    Third Quarter...........................................   17.88    12.63
    Fourth Quarter..........................................   21.00    11.25

YEAR ENDING JUNE 30, 2000
    First Quarter...........................................   34.81    19.63
    Second Quarter..........................................   47.25    25.50
    Third Quarter (through February 18, 2000)...............   64.50    38.00

    There were approximately 2,110 record holders of our common stock as of February 15, 2000. On February 17, 2000, the reported last sale price on the Nasdaq National Market for our common stock was $51.375 per share.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business. Holders of the Series A preferred stock are entitled to an annual dividend of $2.00 per share, payable semiannually, but only when and if declared by our board of directors, out of funds legally available. Dividends on the Series A preferred stock are cumulative and accrue and accumulate but will not be paid, except in liquidation or upon conversion, until such time as the board of directors deems it appropriate in light of our then current financial condition. No dividends are to be paid or set apart for payment on our common stock, nor are any shares of common stock to be redeemed, retired or otherwise acquired for valuable consideration unless we have paid in full or made appropriate provision for the payment in full of all dividends which have then accumulated on the Series A preferred stock.

                                 CAPITALIZATION

    The following table sets forth our unaudited actual and as adjusted capitalization as of December 31, 1999, as described below. The as adjusted column gives effect to the sale of 2,000,000 shares of our common stock in this
offering, assuming a public offering price of $    per share and after deducting
the underwriting discount and estimated offering expenses. This table should be read in conjunction with 'Selected Consolidated Financial Data' and our financial statements and related notes, which are included elsewhere in this prospectus.

                                                                       AS OF
                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                               ------     -----------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $  23,262    $
                                                              ---------    ---------
                                                              ---------    ---------
Long-term debt..............................................  $  --        $  --
                                                              ---------    ---------
Stockholders' equity:
  Preferred stock, $.01 par value; 3,000,000 shares
    authorized; 27,000 shares issued and outstanding actual
    and as adjusted (liquidation preference $1,189,000).....     --           --
  Common stock, $.01 par value; 60,000,000 shares
    authorized; 37,209,146 shares issued and outstanding
    actual and 39,209,146 shares issued and outstanding as
    adjusted................................................        372          392
  Additional paid-in capital................................    149,372
  Accumulated deficit.......................................   (126,764)    (126,764)
                                                              ---------    ---------
    Total stockholders' equity..............................     22,980
                                                              ---------    ---------
      Total capitalization..................................  $  22,980    $
                                                              ---------    ---------
                                                              ---------    ---------

    During the period January 1, 2000 through February 15, 2000, we issued 840,486 additional shares of common stock related to the exercise of stock options and warrants. The number of shares of our common stock to be outstanding after this offering, utilizing the actual outstanding shares as of February 15, 2000, does not take into account the following as of that date:

     3,205,136 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $6.23 per share,

     457,731 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $5.75 per share, and

     61,364 shares of common stock issuable upon the conversion of outstanding shares of our Series A convertible preferred stock.

                                    DILUTION

    Our net tangible book value as of December 31, 1999 was $20.8 million, or $0.56 per share of common stock. Net tangible book value per share represents the amount of our stockholders' equity, less intangible assets and our preferred stock liquidation value, divided by the total number of shares of common stock outstanding as of December 31, 1999. After giving effect to the sale of the 2,000,000 shares of common stock offered in this prospectus at an assumed public offering price of $ per share and after deducting the estimated underwriting discounts and offering expenses, our pro forma net tangible book value as of
December 31, 1999 would have been $    million, or $    per share of common
stock. This represents an immediate increase in net tangible book value of $
per share to existing shareholders and an immediate dilution of $    per share
to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share.                                   $
  Net tangible book value per share before the offering.....  $0.56
  Increase per share attributable to new investors..........
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                      ------
Dilution per share to new investors.........................          $
                                                                      ------
                                                                      ------

    Dilution is determined by subtracting pro forma net tangible book value per common share from the public offering price per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected financial data should be read together with the financial statements and related notes and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' appearing elsewhere in this prospectus. The selected consolidated statement of operations data shown below for the years ended June 30, 1997, 1998 and 1999 and the balance sheet data as of June 30, 1998 and 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus and have been audited by KPMG LLP, independent certified public accountants. The selected consolidated statement of operations data shown below for the years ended June 30, 1995 and 1996 and the balance sheet data as of June 30, 1995, 1996 and 1997 are derived from our audited consolidated financial statements which were also audited by KPMG LLP, but are not included elsewhere in this prospectus or incorporated by reference. The selected consolidated financial data as of and for the six months ended December 31, 1998 and 1999 are unaudited and, in our opinion, contain all adjustments, consisting only of normal, recurring accruals, which are necessary for a fair statement of the results of those periods. Results for the six months ended December 31, 1999 are not necessarily indicative of results that may be expected for the entire year.

                                                                                           SIX MONTHS
                                                                                              ENDED
                                                 YEAR ENDED JUNE 30,                      DECEMBER 31,
                                   -----------------------------------------------      -----------------
                                    1995      1996      1997      1998      1999         1998      1999
                                    ----      ----      ----      ----      ----         ----      ----
                                                                                           (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Sales.........................   $11,024   $10,502   $11,596   $12,313   $12,856      $ 6,718   $ 6,617
  Contract revenues.............     4,802     2,179     1,131     2,331       302           67        62
                                   -------   -------   -------   -------   -------      -------   -------
  Total revenues................    15,826    12,681    12,727    14,644    13,158        6,785     6,679
Expenses:
  Cost of sales.................     2,919     3,545     3,840     3,645     4,310        2,339     1,972
  Research and development......    12,084    10,123     8,520     8,654     6,836        3,423     3,590
  Selling, general and
    administrative..............     6,916     6,011     5,528     6,426     8,133        3,643     5,136
  Restructuring.................     1,193        --        --        --        --           --        --
                                   -------   -------   -------   -------   -------      -------   -------
  Total expenses................    23,112    19,679    17,888    18,725    19,279        9,405    10,698
                                   -------   -------   -------   -------   -------      -------   -------
Operating loss..................    (7,286)   (6,998)   (5,161)   (4,081)   (6,121)      (2,620)   (4,019)
Other income (expense):
  Interest and dividend
    income......................       237       450       584       461     1,145          603       599
  Interest expense..............        (3)      (13)      (15)      (14)       (8)          (8)       (4)
  Other.........................       761     1,386        35        17        65           40       (36)
                                   -------   -------   -------   -------   -------      -------   -------
                                       995     1,823       604       464     1,202          635       559
                                   -------   -------   -------   -------   -------      -------   -------
Net loss........................   $(6,291)  $(5,175)  $(4,557)  $(3,617)  $(4,919)     $(1,985)  $(3,460)
                                   -------   -------   -------   -------   -------      -------   -------
                                   -------   -------   -------   -------   -------      -------   -------
Net loss per common share:
  Basic and diluted.............    $(0.26)   $(0.20)   $(0.16)   $(0.12)   $(0.14)      $(0.06)   $(0.09)
                                   -------   -------   -------   -------   -------      -------   -------
                                   -------   -------   -------   -------   -------      -------   -------
Weighted average number of
  common shares outstanding:
  Basic and diluted.............    25,185    26,823    29,046    31,092    35,699       35,182    36,835

                                                       AS OF JUNE 30,                  AS OF DECEMBER 31,
                                        --------------------------------------------   ------------------
                                         1995     1996      1997     1998     1999            1999
                                         ----     ----      ----     ----     ----            ----
                                                                                          (UNAUDITED)
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents............   $8,103   $12,666   $8,316   $6,478   $24,674        $23,262
Working capital......................    4,523     9,743    6,281    4,161    23,662         21,108
Total assets.........................   19,184    21,964   16,005   13,741    34,916         34,433
Long-term debt.......................       --        --       --       --        --             --
Total stockholders' equity...........    8,298    12,914    8,542    6,927    25,575         22,980

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW

    We are a biopharmaceutical company that develops and commercializes enhanced therapeutics for life-threatening diseases through the application of our two proprietary platform technologies: PEG and single-chain antibodies. We apply our PEG, or polyethylene glycol, technology to improve the delivery, safety and efficacy of proteins and small molecules with known therapeutic efficacy. We apply our single-chain antibody technology to discover and produce antibody-like molecules that offer many of the therapeutic benefits of monoclonal antibodies while addressing some of their limitations. To date, we have devoted substantially all of our resources to research and develop products both internally and in cooperation with our strategic partners.

    Substantially all of our revenues were generated from sales of our products and royalties on the sale of our products by others, and contract revenues. Our revenues, as well as our results of operations, have fluctuated and we expect continued fluctuation from period to period due to the level of revenues from our FDA-approved products and contract revenues, the status of development of our products and expenses related to manufacturing. We have incurred significant operating losses since our inception in 1981 and, as of December 31, 1999, had an accumulated deficit of approximately $126,764,000.

SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998

    Revenues. Revenues for the six months ended December 31, 1999 decreased by $107,000 to $6,679,000 as compared to $6,786,000 for the same period last year. The components of revenues are sales, which consist of sales of our products and royalties on the sale of these products by others, and contract revenues. Sales decreased by 1% to $6,617,000 for the six months ended December 31, 1999, as compared to $6,718,000 for the prior year. This decrease was due to a decline in ONCASPAR revenues. This decrease in ONCASPAR revenues was offset in part by an increase in ADAGEN sales of approximately 11%, resulting from an increase in patients receiving ADAGEN treatment. Net sales of ADAGEN, which we market, were $6,042,000 for the six months ended December 31, 1999 and $5,428,000 for the six months ended December 31, 1998. The decline in ONCASPAR revenues was due to declines in manufacturing and royalty revenues resulting from difficulties encountered in our manufacturing process and the resulting changes in labeling and distribution discussed below. We had export sales of $2,007,000 for the six months ended December 31, 1999 and $1,723,000 for the six months ended December 31, 1998. Of these amounts, sales in Europe were $1,748,000 for the six months ended December 31, 1999 and $1,487,000 for the six months ended December 31, 1998.

    Cost of Sales. Cost of sales, as a percentage of sales, improved to 30% for the six months ended December 31, 1999 as compared to 35% for the six months ended December 31, 1998. This improvement was primarily due to a charge taken last year related to the write-off of ONCASPAR finished goods on hand and in the distribution pipeline. The prior year's write-off of ONCASPAR finished goods was attributable to the manufacturing problems discussed below.

    Research and Development. Research and development expenses increased by 5% to $3,590,000 for the six months ended December 31, 1999 from $3,423,000 in the same period last year. The increase was due to increased payroll and related expenses as well as the acquisition of certain patent rights. Our research and development expenses are focused on the clinical development of PEG-camptothecin which is in Phase I clinical trials, as well as pre-clinical development of other PEG compounds.

    Selling, General and Administrative. Selling, general and administrative expenses for the six months ended December 31, 1999 increased by 41% to $5,136,000, as compared to $3,644,000 in the prior year. The increase was primarily due to increased legal fees related to litigation and ongoing arbitration proceedings, increased patent filing and defense costs, and increased ONCASPAR marketing and distribution costs.

    Net Loss. Our net loss for the six months ended December 31, 1999 increased to $3,460,000 from the net loss of $1,985,000 for the six months ended
December 31, 1998 primarily due to the decrease in revenues and the increase in expenses discussed above.

FISCAL YEARS ENDED JUNE 30, 1999, 1998 AND 1997

    Revenues. The components of our revenues are sales, which consist of sales of our products and royalties on the sale of these products by others, and contract revenues. Our revenues for the year ended June 30, 1999 decreased to $13,158,000 as compared to $14,644,000 for the year ended June 30, 1998 due to a decrease in contract revenue. Our sales increased by 4% to $12,856,000 for the year ended June 30, 1999 as compared to $12,313,000 for the year ended June 30, 1998. The increase was due to an increase in ADAGEN sales of approximately 11%, resulting from an increase in patients receiving ADAGEN treatment. Net sales of ADAGEN, which we market, were $11,246,000 for the year ended June 30, 1999 and $10,107,000 for the year ended June 30, 1998. We market our other approved product, ONCASPAR, through marketing agreements in the U.S. and Canada with RPR and in Europe with MEDAC. ONCASPAR revenues are comprised of manufacturing revenues, as well as royalties on sales of ONCASPAR by RPR. ONCASPAR revenues for fiscal 1999 decreased due to a decline in manufacturing and royalty revenues resulting from difficulties encountered in our manufacturing process and the resulting changes in labeling and distribution described below.

    During 1998, we began to experience manufacturing problems with ONCASPAR. The problems were due to an increase in the levels of particulates in batches of ONCASPAR which resulted in an increased rejection rate for this product. During fiscal 1999, as a result of these manufacturing problems, we agreed with the FDA to temporary labeling and distribution modifications for ONCASPAR. RPR stopped distributing ONCASPAR and we took over distribution of ONCASPAR directly to patients on an as-needed basis. We also instituted additional inspection and labeling procedures prior to distribution of the product. In addition, during May 1999, the FDA required us to limit distribution of the product to only those patients who are hypersensitive to native L-asparaginase. In November 1999, the FDA lifted this distribution restriction.

    We have been able to manufacture several batches of ONCASPAR which contain acceptable levels of particulates and anticipate a final resolution of the problem during the fourth quarter of fiscal 2000. It is expected that RPR will resume distribution of ONCASPAR at that time. We cannot assure you that this solution will be acceptable to the FDA. If we are unable to resolve this problem or the other manufacturing problems discussed in the risk factor entitled 'We have experienced problems complying with the FDA's regulations for manufacturing our products and we may not be able to resolve these problems,' the FDA may not permit us to continue to distribute ONCASPAR or ADAGEN. An extended disruption in the marketing and distribution of ONCASPAR or ADAGEN may have a material adverse effect on future sales of the products.

    We expect sales of ADAGEN to increase at rates comparable to those achieved during the last two years as additional patients are treated. We also anticipate ONCASPAR sales will remain at reduced levels until the manufacturing problem is resolved and RPR resumes normal distribution of the product. We cannot assure you that any particular sales levels of ADAGEN or ONCASPAR will be achieved or maintained.

    Contract revenue for the year ended June 30, 1999 decreased to $302,000, as compared to $2,331,000 for the year ended June 30, 1998. The decrease was principally due to the fact that we received milestone payments in 1998 under our licensing agreement for PEG-Intron with Schering-Plough and we did not receive any such payments in 1999. During the year ended June 30, 1998, we recognized $2,200,000 in milestone payments we received when Schering-Plough advanced PEG-Intron into a Phase III clinical trial. On November 9, 1999, Schering-Plough announced that it had submitted a Marketing Authorization Application to the European Agency for the Evaluation of Medicinal Products seeking marketing approval for PEG-Intron Powder for Injection for the treatment of hepatitis C in Europe. Schering-Plough announced that on December 23, 1999, it submitted a Biologics License Application to the FDA seeking similar marketing approval in the U.S. for PEG-Intron. The FDA accepted this application in February 2000, which triggered a $1.0 million milestone payment to us.

    During the years ended June 30, 1999 and 1998, we had export sales of $3,075,000 and $2,641,000, respectively. Of these amounts, sales in Europe were $2,559,000 for the year ended June 30, 1999 and $2,117,000 for the year ended June 30, 1998.

    Our revenues for the year ended June 30, 1998 increased to $14,644,000 as compared to $12,727,000 for fiscal 1997. Our sales increased by 6% to $12,313,000 for the year ended June 30, 1998 as compared to $11,596,000 for the prior year. The increase was due to an increase in ADAGEN sales of approximately 13%, resulting from an increase in patients receiving ADAGEN treatment. Net sales of ADAGEN, which we market, were $10,107,000 for the year ended June 30, 1998 and $8,935,000 for the year ended June 30, 1997. ONCASPAR revenues in 1998 decreased due to a decline in manufacturing revenue resulting from difficulties encountered in our manufacturing process, previously discussed. The decrease in manufacturing revenue was partially offset by increased royalties due to an increase in sales of ONCASPAR by RPR.

    Contract revenue for the year ended June 30, 1998 increased to $2,331,000, as compared to $1,131,000 for the year ended June 30, 1997. The increase was principally due to an increase in milestone payments we received under our licensing agreement for PEG-Intron with Schering-Plough. During the year ended June 30, 1998, we recognized $2,200,000 in milestone payments received as a result of Schering-Plough advancing PEG-Intron into a Phase III clinical trial. During the prior year, we received a $1,000,000 milestone payment under the same licensing agreement with Schering-Plough.

    During the years ended June 30, 1998 and 1997, we had export sales of $2,641,000 and $2,377,000, respectively. Our sales in Europe were $2,117,000 for the year ended June 30, 1998 and $1,937,000 for the year ended June 30, 1997.

    Cost of Sales. Cost of sales, as a percentage of sales, increased to 34% for the year ended June 30, 1999 as compared to 30% for the year ended June 30, 1998. The increase was primarily due to a charge taken in the first quarter 1999 related to a write-off of ONCASPAR finished goods on hand and in the distribution pipeline, as well as increased ONCASPAR production costs. The increased write-off of ONCASPAR finished goods was attributable to the manufacturing problems previously discussed.

    Cost of sales, as a percentage of sales, decreased to 30% for the year ended June 30, 1998 as compared to 33% for the year ended June 30, 1997. The decrease was primarily due to the prior year's expense of excess ONCASPAR raw material and purchase commitments related to our supply agreement for this material. During the fiscal year ended June 1998, we amended our supply agreement for this material which extended the period available for us to accept delivery of our remaining purchase commitment through 1999, in exchange for a $1,300,000 advance payment of the remaining purchase commitment. See Note 10 to the Consolidated Financial Statements included elsewhere in this prospectus.

    Research and Development. Research and development expenses for the year ended June 30, 1999 decreased by 21% to $6,836,000 from $8,654,000 for the year ended June 30, 1998. The decrease in research and development expenses resulted from (1) a decrease in facility costs resulting from the elimination of a leased facility and the consolidation of research and development operations and (2) a decline in clinical trial costs. The decrease in clinical trial costs was a result of the completion of a Phase Ib clinical trial for PEG-hemoglobin in 1998. Research and development expenses are expected to increase to previous levels as a result of the commencement of Phase I clinical trials for PROTHECAN (PEG-camptothecin).

    Research and development expenses for the year ended June 30, 1998 remained relatively unchanged at $8,654,000 as compared to $8,520,000 for the year ended June 30, 1997. Our research and development efforts were focused on the continued development of our third generation Pro Drug/Transport Technology, which included pre-clinical activities for PROTHECAN, as well as clinical trial costs for PEG-hemoglobin.

    Selling, General and Administrative. Selling, general and administrative expenses for the year ended June 30, 1999 increased by 27% to $8,133,000, as compared to $6,426,000 for the year ended June 30, 1998. The increase was primarily due to an increase in marketing and distribution costs for ONCASPAR. Due to the changes in distribution previously discussed, we were responsible for all marketing and distribution for this product in 1999. During the prior year, these costs were the responsibility of RPR.

    Selling, general and administrative expenses for the year ended June 30, 1998 increased by 16% to $6,426,000 as compared to $5,528,000 for the year ended June 30, 1997. The increase was due to increased investor and public relations activities, as well as consulting fees related to the development of a strategic business plan for our SCA technology.

    Other Income/Expense. Other income/expense increased by $737,000 to $1,201,000 for the year ended June 30, 1999, as compared to $464,000 for the year ended June 30, 1998. The increase was attributable to an increase in interest income due to an increase in interest bearing investments.

    Other income/expense decreased by $141,000 to $464,000 for the year ended June 30, 1998 as compared to $605,000 for the year ended June 30, 1997. The decrease was due principally to a decline in interest income due to a decrease in interest bearing investments.

    Net Loss. Our net loss for the year ended June 30, 1999 increased to $4,919,000 from our net loss of $3,617,000 for the year ended June 30, 1998 due to the decrease in revenues and the increase in the cost of sales and selling, general and administrative expenses for the year ended June 30, 1999 discussed above. Our net loss for the year ended June 30, 1998 decreased to $3,617,000 from our net loss of $4,557,000 for the year ended June 30, 1997 due to the increase in revenues and the decrease in cost of sales for the year ended
June 30, 1998 discussed above.

LIQUIDITY AND CAPITAL RESOURCES

    Our total cash reserves, including cash and cash equivalents as of December 31, 1999 were $23,262,000 as compared to $24,674,000, as of June 30,
1999. The decrease in total cash reserves was due to the payment of approximately $1,542,000 in cumulative accrued dividends on 80,000 shares of Series A preferred stock during the quarter ended December 31, 1999. The 80,000 shares of Series A preferred stock were converted into 181,818 shares of our common stock during the six months ended December 31, 1999. We invest our excess cash in a portfolio of high-grade marketable securities and United States government-backed securities.

    To date, our sources of cash have been the proceeds from the sale of our stock through public offerings and private placements, sales of ADAGEN, sales of ONCASPAR, sales of our products for research purposes, contract research and development fees, technology transfer and license fees and royalty advances. Our current sources of liquidity are our cash, cash equivalents and interest earned on such cash reserves, sales of ADAGEN, sales of ONCASPAR, sales of our products for research purposes and license fees.

    Under our amended license agreement with RPR, we received a payment of $3,500,000 in advance royalties in January 1995. Royalties due under the amended license agreement will be offset against an original credit of $5,970,000, which represents the royalty advance plus reimbursement of certain amounts due RPR under the original agreement and interest expense, before cash payments will be made under the agreement. The royalty advance is shown as a long-term liability. The corresponding current portion is included in accrued expenses on the consolidated balance sheets. We will reduce the advance as royalties are recognized under the agreement. Through December 31, 1999, an aggregate of $4,369,000 in royalties payable by RPR has been offset against the original credit.

    As of December 31, 1999, we had 27,000 shares of Series A preferred stock outstanding. These preferred shares are convertible into approximately 61,364 shares of common stock. Dividends accrue on the remaining outstanding shares of Series A preferred stock at a rate of $54,000 per year. As of December 31, 1999, there were accrued and unpaid dividends totaling $514,000 on the shares of Series A preferred stock outstanding. We have the option to pay these dividends in either cash or common stock.

    We are currently in discussions with RPR related to our supply agreement with them. RPR has asserted that we have overcharged them under the supply agreement in the amount of $2,329,000. We believe our costing and pricing of ONCASPAR complies with the supply agreement. RPR has also asserted that we should be responsible for its lost profits while ONCASPAR is under the temporary labeling and distribution modifications. RPR contends that its lost profits through December 31, 1999 were $5,194,000. We do not agree with RPR's claims. We do not believe the ultimate resolution of either matter will have a material adverse effect on our financial results or operations, though it could have a material adverse effect on our financial position.

    We are being sued, in the United States District Court for the District of New Jersey, by LBC Capital Resources, Inc., a former financial advisor. LBC is asserting that under the May 2, 1995 letter agreement between us and LBC Capital Resources Inc., LBC was entitled to a commission in connection with our January and March 1996 private placements, comprised of $500,000 and warrants to purchase 1,000,000 shares of our common stock at an exercise price of $2.50 per share. LBC has claimed $3,000,000 in compensatory damages, plus punitive damages, counsel fees and costs for the alleged breach of the letter agreement. We have entered into an agreement with LBC (known as the Stipulation of Damages), which provides that if we are found liable to LBC in this suit, the damages for these claims would be limited to $2,750,000 in cash. LBC has also asserted that it is entitled to an additional fee of $175,000 and warrants to purchase 250,000 shares of our common stock to the extent the warrants issued to investors in the private placements are exercised. We believe that no compensation is due to LBC under this letter agreement and deny any liability under the letter agreement. We intend to defend this lawsuit vigorously and believe the ultimate resolution of this matter will not have a material adverse effect on our financial position. However, if we were required to issue warrants to LBC we would be required to incur a non-cash expense for each warrant issued equal to the difference between the exercise price of the warrants ($2.50) and the current market price of our common stock.

    We believe that the net proceeds from this offering, together with our existing resources, should be sufficient to fund our capital and operational requirements for the forseeable future. However, there could be changes that could change this estimate. We will require substantial funds to conduct research and development activities, pre-clinical studies, clinical trials and other activities relating to the development and commercialization of our potential products. In addition, our cash requirements may vary materially from those now planned because of results of:

     continued progress of our research and development programs,

     our ability to establish additional collaborative arrangements,

     changes in our existing collaborative relationships,

     progress with pre-clinical studies and clinical trials,

     the time and costs involved in obtaining regulatory clearance for our products,

     the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims,

     competing technological and market developments, and

     our ability to market and distribute our products and establish new collaborative and licensing arrangements.

    We may seek additional financing, such as through future offerings of equity or debt securities or agreements with collaborators with respect to the development and commercialization of products, to fund future operations. We cannot assure you, however, that we will be able to obtain additional funds on acceptable terms, if at all.

    In management's opinion, the effect of inflation on our past operations has not been significant.

YEAR 2000

    In 1999, we completed a review of our business systems, including computer systems and manufacturing equipment, and queried our customers and vendors as to their progress in identifying and addressing problems that their systems may face in correctly interrelating and processing date information in the year 2000. To date, we have not experienced any significant problems related to the year 2000 problem, either in our systems or the systems of our vendors or customers.

                                    BUSINESS

OVERVIEW

    We are a biopharmaceutical company that develops and commercializes enhanced therapeutics for life-threatening diseases through the application of our two proprietary platform technologies: PEG and single-chain antibodies. We apply our PEG, or polyethylene glycol, technology to improve the delivery, safety and efficacy of proteins and small molecules with known therapeutic efficacy. We apply our single-chain antibody, or SCA, technology to discover and produce antibody-like molecules that offer many of the therapeutic benefits of monoclonal antibodies while addressing some of their limitations.

    PEG-Intron is a PEG-enhanced version of Schering-Plough's alpha interferon product, INTRON A. We have designed PEG-Intron to have an improved side effect profile, to yield greater efficacy as compared to INTRON A and to allow once per week dosing as compared to three times per week for INTRON A. Our worldwide partner for PEG-Intron, Schering-Plough, has filed applications in both the U.S. and Europe for approval of PEG-Intron in the treatment of hepatitis C. In February 2000, the FDA accepted Schering-Plough's December 1999 application for PEG-Intron for standard review, which typically takes 12 months from the date of its filing. Schering-Plough is also conducting a Phase III clinical trial of PEG-Intron as combination therapy with REBETOL for hepatitis C and Phase III clinical trials of PEG-Intron for the treatment of chronic myelogenous leukemia and malignant melanoma. Earlier stage clinical trials of PEG-Intron are being conducted for other indications, including the treatment of HIV infection. Schering-Plough's worldwide sales of INTRON A and REBETRON Combination Therapy for all indications in 1999 totaled $1.1 billion.

    PROTHECAN is a PEG-enhanced version of camptothecin, a compound in the class of molecules called topoisomerase inhibitors. Camptothecin has been shown in clinical testing to be potent against certain tumor types, but it possesses limited clinical utility due to significant side effects and poor solubility. We have shown in pre-clinical studies that PROTHECAN has reduced side effects compared to other topoisomerase inhibitors and preferentially accumulates in tumors. We have initiated a Phase I clinical trial of PROTHECAN in treating various types of cancers. Two topoisomerase inhibitors, topotecan and irinotecan, are currently approved and marketed for the treatment of ovarian and colorectal cancers, respectively. Total 1998 worldwide sales of these two products were approximately $370 million. In addition to PEG-Intron and PROTHECAN, we have other PEG-enhanced product candidates in pre-clinical development.

    We have commercialized two products based on our PEG technology: ADAGEN for the treatment of a congenital enzyme deficiency disease called SCID and ONCASPAR for the treatment of acute lymphoblastic leukemia. Each of these products is a PEG-enhanced version of a naturally occurring enzyme. Each product has been on the market for several years and has demonstrated the safe and effective application of our PEG technology.

    SCAs are genetically engineered proteins which possess the binding specificity and affinity of monoclonal antibodies and are designed to expand on the therapeutic and diagnostic applications possible with monoclonal antibodies. Preclinical studies have shown that SCAs allow for greater tissue penetration and faster clearance from the body. We intend to use our strong intellectual property position for our SCAs to issue additional licenses to third parties developing SCAs. We also intend to develop PEG-enhanced therapeutic SCAs internally, focusing initially on cancer and cardiovascular therapeutics. To date, 11 SCAs have been or are being tested in early stage clinical trials. The most clinically advanced SCAs are being developed by our licensee, Alexion Pharmaceuticals, for complications arising during cardiopulmonary bypass and myocardial infarction.

    We intend to continue to commercialize our proprietary products and technologies both internally and in cooperation with our strategic partners. We have more than 15 strategic alliances and license relationships for the development of products using our proprietary technologies.

PEG TECHNOLOGY

    Our proprietary PEG technology involves chemically attaching PEG to therapeutic proteins or small molecules for the purpose of enhancing therapeutic value. PEG is a relatively non-reactive and non-toxic polymer that is frequently used in food and pharmaceutical products. We have demonstrated, both in our marketed products and our products under development, that for some proteins and small molecules, we can impart significant pharmacologic advantages over the unmodified forms of the compound by modifying a compound using our PEG technology.

    These advantages include:

     extended circulating life,

     lower toxicity,

     increase drug stability, and

     enhanced drug solubility.

                                      [GRAPHIC]

                    A DEPICTION OF A PEG-ENHANCED MOLECULE.

    For many years, we have applied our PEG technology to enhance the pharmacologic characteristics of potential or existing protein therapeutics. When we modify proteins with our PEG technology, it often causes these proteins to have properties, such as improved circulating life and reduced toxicities, that significantly improve their therapeutic performance. In some cases, PEG can render a protein therapeutically effective, where the unmodified form had not been effective. For example, proteins are often limited in their use as therapeutics because they frequently induce an immunologic response. When PEG is attached, it disguises the compound and reduces recognition by the patient's immune system. As a result, many of the favorable characteristics listed above are achieved. Given such improvement, frequency of dosing can be reduced without diminishing potency, or higher doses can be given to achieve a more powerful therapeutic impact.

    We recently developed a next generation PEG technology that allows us to apply PEG to small molecules. Like proteins, many small molecules of potentially significant therapeutic value possess undesired pharmacologic characteristics such as poor solubility, limited half life and propensity to induce an immunologic response. The attachment of PEG to small molecules not only disguises the molecule, thereby lowering potential immunogenicity and extending its circulatory life, but also greatly increases the solubility of these compounds. We attach PEG to small molecules by means of a covalent bond that is designed to temporarily inactivate the compound, and then deteriorate over time, releasing the compound in the proximity of targeted tissue. By inactivating and then reactivating the compound in the body we create a 'Pro Drug' version of such compounds. These attributes may significantly enhance the therapeutic value of new chemicals, drugs already marketed by others and off-patent drugs with otherwise limited utility. We believe that this technology has broad usefulness and that it can be applied to a wide range of small molecules, such as:

     cancer chemotherapy agents,

     antibiotics,

     anti-fungals, and

     immunosuppressants.

We also believe that we will be able to use this PEG technology to impart Pro Drug attributes to proteins and peptides, including enzymes and growth factors.

    We have significant expertise and intellectual property in the methods by which PEG can be attached to a compound, the selection of appropriate sites on the compound to which PEG is attached, and the amount and type of PEG used. If PEG is attached to the wrong site on the protein, it can result in a loss of the protein's activity or therapeutic effect. Similarly, inappropriate linkers or the incorrect type or amount of PEG applied to a compound will typically fail to produce the desired outcome. Given our expertise, we are able to tailor the PEG technology to produce the desired results for the particular substance being modified.

PEG PRODUCTS

  PEG-INTRON

    PEG-Intron is a PEG-enhanced version of Schering-Plough's recombinant alpha interferon product called INTRON A. We have modified the INTRON A compound by attaching PEG to it, with the goal of imparting upon the drug enhanced characteristics, such as reduced toxicity, extended circulating life and the ability to administer higher doses without causing additional side effects. We have developed PEG-Intron in conjunction with Schering-Plough. Schering-Plough currently markets INTRON A for 16 major antiviral and oncology indications worldwide. The largest indications for INTRON A are hepatitis C and certain types of cancer. Schering-Plough has been conducting clinical trials of PEG-Intron in hepatitis C and cancer, as well as some other potential indications. Schering-Plough has submitted applications for marketing approval in both the U.S. and Europe for use of PEG-Intron as stand-alone therapy in treating hepatitis C.

    Commencing in late 1998, Schering-Plough began selling INTRON A in combination therapy with REBETOL for the treatment of hepatitis C, and reporting only its combined worldwide sales of INTRON A, as a stand-alone therapy for all indications, and as combination therapy with REBETOL for treatment of hepatitis C. Schering-Plough has reported that the 1999 worldwide sales of INTRON A, as a stand-alone therapy for all indications, and as combination therapy with REBETOL, were approximately $1.1 billion. Sales of INTRON A as a stand-alone therapy for the treatment of hepatitis C represent a portion of these combined sales. To date, the only application filed by Schering-Plough for marketing approval of PEG-Intron is as stand-alone therapy for the treatment of hepatitis C.

    Hepatitis C

    According to the U.S. Centers for Disease Control and Prevention, an estimated 3.9 million people in the U.S. are infected with the hepatitis C virus. Approximately 2.8 million of these people are characterized as having chronic hepatitis C infection. We believe that the number of people infected with the hepatitis C virus in Europe is comparable to that in the U.S. According to the World Health Organization, there were approximately 170 million chronic cases of hepatitis C worldwide. A substantial number of people in the U.S. who were infected with hepatitis C more than 10 years ago are thought to have contracted the virus through blood transfusions. Prior to 1992, the blood supply was not screened for the hepatitis C virus. In addition, the majority of people infected with the virus are thought to be unaware of the infection because the hepatitis C virus can incubate for up to ten years before patients become symptomatic. We estimate that only 50,000 patients are currently being treated in the U.S. for hepatitis C.

    The current standard of care for hepatitis C infection is alpha interferon administered three times per week for one year in combination with ribavirin, another antiviral drug. The alpha interferon plus ribavirin therapy was approved in the U.S. for the treatment of hepatitis C in December 1998. Prior to such approval, hepatitis C infection was typically treated with alpha interferon alone. Studies have shown that alpha interferon stand-alone therapy for 48 weeks can achieve viral loads below the detectable levels in 10% to 15% of patients treated. Studies have also shown that alpha interferon plus ribavirin in combination therapy can achieve viral loads below detectable levels in 31% to 38% of patients treated. The clinical efficacy of alpha interferon, both as a stand-alone or combination therapy, has been limited by serious side effects, which include flu-like symptoms, gastro-intestinal disorders and depression, in addition to the undesirable dosing requirements. The requirement of three-times per week dosing for the treatment of hepatitis C has also limited patient compliance.

    It is expected that PEG-Intron will have an improved side effect profile, greater efficacy and allow for less frequent dosing as compared to unmodified INTRON A. We expect that PEG-Intron will be administered once per week, as opposed to up to three times per week for current hepatitis C regimens utilizing unmodified INTRON A.

    In November 1999, Schering-Plough announced that it had submitted a Marketing Authorization Application to the European Agency for the Evaluation of Medicinal Products seeking a marketing approval in Europe for PEG-Intron (PEG-interferon alfa-2b) Powder for Injection. Approval of this application for PEG-Intron will allow Schering-Plough to market PEG-Intron throughout the European Union. Similarly, in December 1999, Schering-Plough submitted a Biologics License Application, or BLA, to the FDA seeking marketing approval for PEG-Intron Powder for Injection for the treatment of chronic hepatitis C in patients 18 years of age or older with compensated liver disease. In February, 2000, the FDA accepted Schering-Plough's BLA application for PEG-Intron for standard review. Under the Prescription Drug Users Fee Act, the FDA is required to act on the application within 12 months from the date of its filing on December 23, 1999. The BLA proposes administration of PEG-Intron Powder by injection once weekly for one year.

    Under our licensing agreement with Schering-Plough, we are entitled to milestone payments and royalties on worldwide sales of PEG-Intron. The FDA's acceptance in February 2000 of the BLA filing submitted by Schering-Plough triggered a $1.0 million milestone payment to us. Schering-Plough has been responsible for the clinical development of PEG-Intron. We have not had access to the results of the Phase III clinical trial that were included in Schering-Plough's BLA and its European Marketing Authorization Application, nor have we been able to review the BLA or the European Marketing Authorization Application.

    Schering-Plough is also continuing its development of PEG-Intron as combination therapy with REBETOL (ribavirin, USP) for hepatitis C. In January 1999, Schering-Plough announced the initiation of a multi-national Phase III clinical trial for this combination therapy.

    Cancer

    INTRON A is also used extensively in the treatment of cancer. Of the 16 indications for which INTRON A is approved throughout the world, 12 are cancer indications. Currently, INTRON A is approved in the U.S. for three cancer indications and used in some cases for other indications on an off-label basis.

    Schering-Plough is currently conducting two Phase III clinical trials of PEG-Intron for two cancer indications, malignant melanoma and chronic myelogenous leukemia. In addition, Schering-Plough is conducting early stage trials of PEG-Intron for various solid tumors and other forms of leukemia. The following is a list of approved and potential cancer indications for which INTRON A may be prescribed in the U.S.

                      CANCER TYPE                         STATUS        ANNUAL U.S. INCIDENCE
-------------------------------------------------------  --------       ---------------------
Malignant melanoma (Stage II, III, IV)                   Approved              44,200
Follicular NHL (low grade)                               Approved              11,000
Chronic myelogenous leukemia                             Approved               4,300
AIDS-related Kaposi's sarcoma                            Approved               3,200
Bladder cancer                                           Potential             54,200
Renal cell carcinoma                                     Potential             31,000

    If the ongoing Phase III clinical trials of PEG-Intron in malignant melanoma and chronic myelogenous leukemia demonstrate an improved side effect profile compared to unmodified INTRON A, we anticipate that higher doses of PEG-Intron may be used, as compared to unmodified INTRON A. This could lead to increased efficacy, as well as permit the use of PEG-Intron for additional indications or usage. Published data from a Phase I clinical trial of PEG-Intron in various cancer types showed that some patients who previously did not respond to unmodified INTRON A treatment did respond to PEG-Intron. In that trial, PEG-Intron was administered once per week as opposed to up to five times per week, which is a typical therapy regimen using unmodified INTRON A, and we expect that the once per week dosing regimen may be used in treating various cancer types.

    Potential Other Indications

    We believe that PEG-Intron may be applied in treating other diseases, including HIV. A Phase I clinical trial of PEG-Intron has been conducted for HIV. In this study, 58% of the 30 patients had substantial reductions in their levels of HIV after adding a weekly injection of PEG-Intron to their combination treatments.

  PROTHECAN

    PROTHECAN is a PEG-enhanced version of a small molecule called camptothecin, which is an anticancer compound in the class of drugs called topoisomerase inhibitors. Camptothecin, which was originally developed at the National Institutes of Health and is now off patent, is believed be a potent topoisomerase inhibitor.

    For many years camptothecin has been known to be a very effective oncolytic agent but its drug delivery problems have limited its use. Recently, two camptothecin derivatives, topotecan and irinotecan, have been approved by the FDA for the treatment of ovarian and colorectal cancers, respectively. While these two new products are more soluble than camptothecin, their efficacy rate is relatively low. Despite their limitations, these two products achieved 1998 worldwide sales of approximately $370 million.

    We believe that by adjusting the way PEG is covalently attached to camptothecin, the PEG attachment can be used to inactivate the compound's toxic mechanism, which allows it to circulate in the bloodstream for long periods of time. This allows the compound to accumulate in the proximity of tumor sites. Preliminary animal tests have shown that camptothecin modified with our PEG technology preferentially accumulates in tumors. The covalent bond used in the camptothecin to attach PEG to the drug is designed to deteriorate over time, resulting in the PEG falling off and allowing the compound once again to become active.

    We are currently conducting a Phase I clinical trial of PROTHECAN in treating various types of cancers.

  ADAGEN

    ADAGEN, our first FDA-approved PEG product, is used to treat patients afflicted with a type of Severe Combined Immunodeficiency Disease, or SCID, also known as the 'Bubble Boy Disease,' which is caused by by the chronic deficiency of the adenosine deaminase enzyme, or ADA. ADAGEN represents the first successful application of enzyme replacement therapy for an inherited disease. SCID results in children being born without fully functioning immune systems, leaving them susceptible to a wide range of infectious diseases. Currently, the only alternative to ADAGEN treatment is a well-matched bone marrow transplant. Injections of unmodified ADA are not effective because of its short circulating life (less than 30 minutes) and the potential for immunogenic reactions to a bovine-sourced enzyme. The attachment of PEG to ADA allows ADA to achieve its full therapeutic effect by increasing its circulating life and masking the ADA to avoid immunogenic reactions.

    We are marketing ADAGEN on a worldwide basis and selling it in the United States. A European firm is distributing ADAGEN in Europe and Japan. Currently, 61 patients in seven countries are receiving ADAGEN therapy. We believe many newborns with ADA-deficient SCID go undiagnosed and we are therefore focusing our marketing efforts for ADAGEN on new patient identification. Our sales of ADAGEN for the fiscal years ended June 30, 1999, 1998 and 1997 were $11.2 million, $10.1 million and $8.9 million, respectively.

  ONCASPAR

    ONCASPAR, our second FDA-approved product, is a PEG-enhanced version of a naturally occurring enzyme called L-asparaginase. It is currently approved in the U.S., Canada and Germany, and is used in conjunction with other chemotherapeutics to treat patients with acute lymphoblastic leukemia who are hypersensitive, or allergic, to native, or unmodified, forms of L-asparaginase. RPR has the exclusive license to market ONCASPAR in the U.S. and Canada, and MEDAC GmbH has the exclusive right to market ONCASPAR in Europe.

    L-asparaginase is an enzyme which depletes the amino acid asparagine upon which certain leukemic cells are dependent for survival. Other companies market unmodified L-asparaginase in the U.S. for pediatric acute lymphoblastic leukemia and in Europe to treat adult acute lymphoblastic leukemia and non-Hodgkins lymphoma, as well as pediatric acute lymphoblastic leukemia.

    The therapeutic value of unmodified L-asparaginase is limited by its short half-life, which requires every-other-day injections, and its propensity to cause a high incidence of allergic reactions. We believe that ONCASPAR offers significant therapeutic advantages over unmodified L-asparaginase. ONCASPAR has a significantly increased half-life in blood, allowing every-other-week administration, and it causes fewer allergic reactions. Based upon the current use of unmodified L-asparaginase, we believe that ONCASPAR may be used in other cancer indications, including potentially lymphoma.

  OTHER PEG PRODUCTS

    Our PEG technology may be applicable to other potential products. We are currently conducting pre-clinical studies for additional PEG-enhanced compounds. We will continue to seek opportunities to develop other PEG-enhanced products. In 1998, we concluded a second Phase I clinical trial for a hemoglobin-based oxygen carrier, PEG-hemoglobin, for use as a radiosensitizer, in conjunction with radiation treatment of solid hypoxic tumors. We intend to continue to develop this product only in conjunction with a partner that will fund the development costs. To date, we have been unable to conclude an agreement with such a partner. We do not intend to conduct any clinical trials on our own.

SCA PROTEINS

  GENERAL

    Antibodies are proteins produced by the immune system in response to the presence in the body of bacteria, viruses or other disease causing agents. Antibodies of identical molecular structure that bind to a specific target are called monoclonal antibodies. Over the past few years, several monoclonal antibodies have been approved for therapeutic use and have achieved significant clinical and commercial success. Much of the clinical utility of monoclonal antibodies results from the affinity and specificity with which they bind to their targets, as well as a long circulating life due to their relatively large size. Monoclonal antibodies, however, are not well suited for use in indications where a short half-life is advantageous or where their large size inhibits them physically from reaching the area of potential therapeutic activity.

    SCAs are genetically engineered proteins designed to expand on the therapeutic and diagnostic applications possible with monoclonal antibodies. SCAs have the binding specificity and affinity of monoclonal antibodies and, in their native form, are about one-fifth to one-sixth of the size of a monoclonal antibody, typically giving them very short half lives. We believe that human SCAs offer the following benefits compared to most monoclonal antibodies:

     faster clearance from the body,

     greater tissue penetration for both diagnostic imaging and therapy,

     more specific localization to target sites in the body,

     a significant decrease in immunogenic problems when compared with mouse-based antibodies,

     easier and more cost effective scale-up for manufacturing when compared with monoclonal antibodies,

     enhanced screening capabilities which allow for the more rapid assessment of SCA proteins of desired specificity using high throughput screening methods, and a better opportunity to be used orally, intranasally, transdermally or by inhalation.

                                     [GRAPHIC]

   COMPARISON OF A STANDARD MONOCLONAL ANTIBODY AND A SINGLE-CHAIN ANTIBODY.

    In addition to these benefits, fully human SCAs can be isolated directly from human SCA libraries without the need for costly and time consuming 'humanization' procedures. SCAs are also readily produced through intracellular expression (inside cells) allowing for their use in gene therapy applications where SCA molecules act as specific inhibitors of cell function.

    We, along with numerous other academic and industrial laboratories, have demonstrated through in vitro testing the binding specificity of dozens of SCAs. We, in collaboration with the National Cancer Institute, have shown in published preclinical studies that SCAs localize to specific tumors and rapidly penetrate the tumors.

  SCAS UNDER DEVELOPMENT

    We believe that we have a strong patent position in the area of SCAs. We also believe that all products made by or incorporating SCA-based proteins or genes will require a license under our patents. We have granted licenses to a number of corporations and intend to issue additional licenses. We also intend to develop our own SCAs, focusing primarily on PEG-enhanced SCAs. To date, we have granted SCA product licenses to more than fifteen companies, including Bristol-Myers Squibb, Baxter Healthcare, Eli Lilly and the Gencell Division of RPR. These product licenses generally provide for upfront payments, milestone payments and royalties on sales of any SCA products developed. The following table sets forth a number of our licensees and describes their research and development efforts:

             RESEARCH COLLABORATOR                  STATUS                 INDICATION/USE
------------------------------------------------  ----------         ---------------------------
Alexion Pharmaceuticals                           Phase IIb          Cardiopulmonary bypass and
                                                                     myocardial infarction
Cell Genesys                                      Phase I/II         Colon cancer
Seattle Genetics                                  Phase I            Cancer
MorphoSys                                         Research           Phage display
Cambridge Antibody Technology                     Research           Phage display
Baxter Healthcare Corporation                     Research           Cancer
Bristol-Myers Squibb                              Research           All therapeutics
Eli Lilly and Co.                                 Research           Not disclosed
Gencell Division of RPR                           Research           Gene therapy

    Currently, there are 11 SCA proteins that have either completed or are in Phase I or II clinical trials by various organizations, including our licensees and academic institutions. Some of the areas being explored are cancer therapy, cardiovascular indications and AIDS. We believe that those organizations that have not yet licensed this technology from us will need a license from us to commercialize these products. However, we cannot assure you that this will prove to be the case. Set forth below are some examples of research being conducted in the SCA area.

    Alexion Pharmaceuticals. Our licensee, Alexion Pharmaceuticals, Inc., is developing an SCA directed against complement protein C5, which is a component of the body's normal defense against foreign pathogens. Inappropriate complement activation during cardiopulmonary bypass and myocardial infarction can lead to clinical problems. In Phase I trials during cardiopulmonary bypass, this SCA improved cardiac and neurological function and reduced blood loss. Alexion and its partner, Procter & Gamble, are currently conducting a 1,000 patient
Phase IIb study to evaluate this SCA in patients undergoing cardiopulmonary bypass surgery and are initiating two additional 1,000 patient Phase II trials to evaluate this SCA in heart attack patients.

    Cell Genesys. Another application of our SCA technology is in the area of T-Bodies. T-Body technology involves the expression of an SCA protein in a T-Cell that has been removed from the body and genetically modified. T-Cells, a type of lymphocyte cell, represent an important component of the immune system responsible for cell-mediated immunity and represent one of the body's natural defenses against foreign materials such as cancer cells and infectious organisms. Using SCA technology, T-Cells can be modified through molecular biology methods to express an SCA on the cell surface that can then recognize and bind to a specific antigen, thereby targeting the T-Cell to a specific location. Cell Genesys, our licensee, has had success in applying T-Bodies in preclinical studies with a T-Body SCA directed to various forms of cancer. In its recently completed Phase I/II trial, Cell Genesys reported that the treatment could be safely administered in an outpatient setting although no antitumor activity was observed.

    Cambridge Antibody Technology and MorphoSys. Cambridge Antibody Technology Ltd., or CAT, and MorphoSys are using antibody engineering, with phage display library technology, for the isolation of high specificity antibody binding regions. Using phage display technology, it is possible to conveniently isolate a fully human high-affinity SCA specific to virtually any target antigen. CAT and MorphoSys are leaders in the development of combinatorial antibody libraries, also referred to as phage display. CAT and MorphoSys currently have several licensing agreements with global pharmaceutical and biotechnology companies to apply their library to the identification and isolation of high specificity antibody proteins. Any companies working with CAT or MorphoSys will be required to negotiate a license with us for any SCAs that they might wish to commercialize.

    Seattle Genetics. Seattle Genetics is developing a single-chain immunotoxin targeted to cancers. It recently started Phase I clinical trials in patients with carcinoma of its lead product candidate SGN-10, a single-chain version of Bristol-Myers' monoclonal antibody called BR 96. Preclinical data indicates that this SCA may have potent activity against a wide variety of solid tumor cancers. Single-chain immunotoxins combine an SCA that has specificity for a particular antigen on certain types of cancer cells with a toxin protein that would not otherwise bind to those tumor cells. SGN-10 has an SCA component that binds with high specificity to a particular carbohydrate that is expressed on the cell surface of many forms of solid tumors, including breast, lung, ovarian, prostate, colorectal and pancreatic cancers.

    Dana-Farber Cancer Institute and University of Alabama. Scientists at the Dana-Farber Cancer Institute and the University of Alabama are conducting research utilizing SCA proteins called intrabodies. Intrabodies are SCAs produced inside the cell via gene therapy. The Dana-Farber Cancer Institute is studying the use of a very specific intrabody for the treatment of HIV infection. The University of Alabama is studying a separate intrabody for ovarian cancer targeted to the erbB-2 receptor. Pre-clinical data generated from these studies have revealed that SCAs produced through intracellular expression can provide an important therapeutic response. The University of Alabama has completed a Phase I trial and the Dana-Farber Cancer Institute expects to initiate its trial shortly. Because the Dana-Farber Cancer Institute and the University of Alabama are academic research institutions, we have not required them to license our technologies.

  INTERNAL DEVELOPMENT

    We are evaluating the feasibility of in-licensing SCA proteins that are already in clinical development. We are also developing several new technology platforms combining our proprietary SCA and PEG technologies. We have shown that it is possible to increase the half life of an SCA, by a factor of two- to twenty-fold, by attaching PEG to it. We can modify these properties of a PEG-SCA by

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varying the size of the PEG, the amount and shape of PEG and the attachment site. We intend to pursue the expansion of PEG-SCA technologies and develop SCA therapeutics that may be important in the treatment of cardiovascular disease, cancer, transplantation and acute phases of certain chronic diseases such as arthritis.

STRATEGIC ALLIANCES AND LICENSES

    In addition to internal product development, we seek to enter into joint development and licensing arrangements with other pharmaceutical and biopharmaceutical companies to expand the pipeline of products utilizing our proprietary PEG and SCA protein technologies. We believe that our technologies can be used to improve products that are already on the market or that are under development to produce therapeutic products that provide a safer, more effective and more convenient therapy. Currently, our partners have two products in late stages of the approval process, PEG-Intron and Human Serum Albumin, as well as several SCA compounds in Phase I and Phase II clinical trials.

  SCHERING-PLOUGH AGREEMENT

    In November 1990, we entered into an agreement with Schering-Plough. Under this agreement, Schering-Plough agreed to apply our PEG technology to develop a modified form of Schering-Plough's INTRON A. Schering-Plough is responsible for conducting and funding the clinical studies, obtaining regulatory approval and marketing the product worldwide on an exclusive basis and we will receive royalties on worldwide sales of PEG-Intron, if any.

    In June 1999, we amended our agreement with Schering-Plough, which resulted in an increase in the effective royalty rate that we receive for PEG-Intron sales. In exchange, we relinquished our option to retain exclusive U.S. manufacturing rights for this product. In addition, we granted Schering-Plough a non-exclusive license under some of our PEG patents relating to Branched, or U-PEG, technology. This license gives Schering-Plough the ability to sublicense rights under these patents to any party developing a competing interferon product.

    In February 2000, we earned a $1.0 million milestone payment when the FDA accepted the BLA filed by Schering-Plough. We are entitled to an additional $2.0 million milestone payment upon the approval of the BLA, if and when such approval occurs. Our agreement with Schering-Plough terminates, on a country-by-country basis, upon the later of:

     the termination of Schering-Plough's obligation to pay us royalties in such country under the agreement, or the expiration of the last to expire of our U-PEG patents or the patents owned or assigned to us under the agreement, including any patent extension or other extension of market exclusivity obtained relating to the patents.

    Schering has the right to terminate this agreement at any time, if we fail to maintain the requisite liability insurance.

  RHONE-POULENC RORER LICENSE AGREEMENTS

    We have entered into an amended license agreement with RPR under which we have granted RPR an exclusive license to sell in the United States ONCASPAR and any other asparaginase or PEG-asparaginase product developed by us or RPR during the term of the amended license agreement. Under the amended license agreement, we have received an advanced royalty payment of $3.5 million and are entitled to a base royalty of 23.5% on net sales of ONCASPAR up to agreed-upon amounts, until 2008. Additionally, the amended license agreement provides for a super royalty of 43.5% on net sales of ONCASPAR which exceed certain agreed-upon amounts until 2008, with the limitation that the total royalties earned for any year shall not exceed 33% of RPR's net sales of ONCASPAR.

    The payment of base royalties to us under the amended license agreement will be offset by an original credit of $5.9 million, which represents the royalty advance plus reimbursement of certain amounts due to RPR under the original license agreement and interest expense. Super royalties will be paid to us when earned. The royalty advance is shown as a long term liability, with the corresponding

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

current portion included in accrued expenses on our consolidated balance sheets as of December 31, 1999 and 1998. The royalty advance will be reduced as base royalties are recognized under the agreement.

    The amended license agreement prohibits RPR from making, using or selling an asparaginase product in the U.S. or a competing PEG-asparaginase product anywhere in the world until the later of the expiration of the agreement or, if the agreement is terminated earlier, five years after termination. The agreement terminates in December 2008 but automatically renews for additional one-year periods unless either party notifies the other in writing at least three months prior to the end of the current term. It can be terminated earlier by either party due to a default by the other. In addition, RPR may terminate the agreement at any time upon one year's prior notice to us or if we are unable to supply product for more than 60 days under our supply agreement with RPR. When the amended license agreement terminates, all rights we granted to RPR under the agreement will revert to us. Under its supply agreement with us, RPR is required to purchase from us all of its product requirements for sales in North America. If we are unable to supply product to RPR under the supply agreement for more than 60 days for any reason other than a force majeure event, RPR may terminate the supply agreement and we will be required to exclusively license RPR the know-how required to manufacture ONCASPAR for the period of time during which the agreement would have continued had the license agreement not been terminated.

    We are currently in discussions with RPR related to a disagreement over the purchase price of ONCASPAR under the supply agreement. RPR has asserted that we have overcharged RPR under the supply agreement in the amount of $2.3 million. We believe our costing and pricing of ONCASPAR to RPR complies with the supply agreement. RPR has also asserted that we should be responsible for its lost profits while ONCASPAR is under the temporary labeling and distribution modifications described above. RPR contends that its lost profits through December 31, 1999 were $5.2 million.

    Under separate license agreements, RPR has exclusive rights to sell ONCASPAR in Canada and Mexico. These agreements provide for RPR to seek to obtain marketing approval of ONCASPAR in Canada and Mexico and for us to receive royalties on net sales of ONCASPAR in these countries, if any. These agreements expire 10 years after the first commercial sale of ONCASPAR in each country, but automatically renew for consecutive five-year periods unless either party elects to terminate at least three months prior to the end of the current term. RPR may terminate these agreements on one year's prior notice to us.

    We also have a license agreement with RPR for the Pacific Rim region, specifically, Australia, New Zealand, Japan, Hong Kong, Korea, China, Taiwan, the Philippines, Indonesia, Malaysia, Singapore, Thailand, Laos, Cambodia and Vietnam. Under the license agreement, RPR is responsible for obtaining approvals for indications in the licensed territories. Our supply agreement for the Pacific Rim region provides for RPR to purchase ONCASPAR for the region from us at established prices, which increase over the term of the agreement. The license agreement also provides for minimum purchase requirements for the first four years of the agreement. These agreements expire on a country-by-country basis 10 years after the first commercial sale of ONCASPAR in each country, but automatically renew for consecutive five-year periods unless either party elects to terminate at least three months prior to the end of the current term. RPR may terminate these agreements on one year's prior notice to us.

  MEDAC LICENSE AGREEMENT

    We have also granted an exclusive license to MEDAC to sell ONCASPAR and any PEG-asparaginase product developed by us or MEDAC during the term of the agreement in Western Europe, Turkey and Russia. Our supply agreement with MEDAC provides for MEDAC to purchase ONCASPAR from us at certain established prices, which increase over the initial five-year term of the agreement. Under the license agreement, MEDAC is responsible for obtaining additional approvals and indications in the licensed territories, beyond the currently approved hypersensitive indication in Germany. Under the agreement, MEDAC is required to meet certain minimum purchase requirements. The MEDAC license terminates in October 2001, but automatically renews for sucessive two-year

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

periods unless either party elects to terminate at least nine months prior to the end of the current term. MEDAC may terminate the agreement after providing us with one year's prior notice.

  GREEN CROSS AGREEMENTS

    We have two license agreements with the Green Cross Corporation for the development of a recombinant human serum albumin, or rHSA, as a blood volume expander. Green Cross was acquired by Yoshitomi Pharmaceutical Industries, Ltd. in April 1998. Green Cross has reported that it filed for approval of this product in Japan in November 1997. The agreements, which were assigned to us in connection with our acquisition of Genex Corporation in 1991, entitle us to a royalty on sales of an rHSA product sold by Green Cross in much of Asia and North and South America. Currently, Green Cross is only developing this product for the Japanese market. The royalty is payable under the agreements for the first 15 years of commercial sales. The parties are currently in binding arbitration to resolve a dispute regarding the royalty rate required under the agreements. Green Cross has filed papers in the arbitration taking the position that no royalty will be due to us. We have disputed that position, have vigorously pursued our claim in the arbitration for the royalty stated in the agreement and are awaiting a ruling from the arbitrators.

MARKETING

    Other than ADAGEN, which we market on a worldwide basis to a small patient population, we do not engage in the direct commercial marketing of any of our products and therefore do not have an established sales force. For some of our products, we have provided exclusive marketing rights to our corporate partners in return for royalties on sales.

    We expect to evaluate whether to create a sales force to market certain products in the United States or to continue to enter into licensing and marketing agreements with others for United States and foreign markets. These agreements generally provide that our licensees or marketing partners will conduct all or a significant portion of the marketing of these products. In addition, under these agreements, our licensee or marketing partners may have all or a significant portion of the development and regulatory approval responsibilities.

RAW MATERIALS AND MANUFACTURING

    In the manufacture of our products, we couple activated forms of PEG with unmodified proteins. We do not have a long-term supply agreement for the raw polyethylene glycol that we use to manufacture the PEG we require. Instead, we maintain a level of inventory which we believe should provide us sufficient time to find an alternate supplier of PEG, in the event it becomes necessary, without materially disrupting our business.

    During 1998, we began to experience manufacturing problems with one of our FDA-approved products, ONCASPAR. The problems were due to increased levels of white particulates in batches of ONCASPAR, which resulted in an increased rejection rate for this product. During fiscal 1999, we agreed with the FDA to temporary labeling and distribution modifications for ONCASPAR and instituted additional inspection and labeling procedures prior to distribution. During May 1999, the FDA required us to limit distribution of ONCASPAR to only those patients who are hypersensitive to native L-asparaginase. In November 1999, the FDA withdrew the distribution restriction.

    Recently, we have noticed an unacceptable level of black particulates in batch of ADAGEN filled by our third-party contract filler. Because we use the same filter for ADAGEN and ONCASPAR, this problem could effect our manufacture of ONCASPAR. We believe these particulates are caused by the filling process, and our outside filler has identified steps it will take to resolve this issue in future lots that are manufactured.

    In July 1999, the FDA conducted an inspection of our manufacturing facility in connection with our product license for ADAGEN. Following that inspection, the FDA documented several deviations from Current Good Manufacturing Practices, known as cGMP, in a Form 483 report. We provided the FDA with a corrective action plan. In November 1999, the FDA issued a warning letter citing the same cGMP

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

deviations listed in the July 1999 Form 483, but it also stated that the FDA was satisfied with our proposed corrective actions. As a result of the deviations, the FDA decided not to approve product export requests from us for both ADAGEN and ONCASPAR until it determines that all noted ADAGEN cGMP deviations have been corrected.

    In January 2000, the FDA conducted another inspection of our manufacturing facility relating to the ONCASPAR product license and as a follow-up to the July 1999 inspection relating to ADAGEN. Following this most recent inspection, the FDA issued a Form 483 report, citing deviations from cGMP in the manufacture of ONCASPAR and two cGMP deviations for ADAGEN. We have responded to the FDA with a corrective action plan to the January 2000 Form 483.

RESEARCH AND DEVELOPMENT

    Our primary source of new products is our internal research and development activities. Research and development expenses for the fiscal years ended
June 30, 1999, 1998 and 1997 were approximately $6.8 million, $8.7 million and $8.5 million, respectively.

    Our research and development activities during fiscal 1999 concentrated primarily on pre-clinical work on PROTHECAN, our first product to use our Pro Drug/Transport Technology, and continued research and development of our proprietary technologies. As a result of our clinical trials for PROTHECAN we expect our research and expenses for fiscal 2000 to be at the levels for fiscal 1998 and 1997.

PATENTS

    We have licensed, and been issued, a number of patents in the United States and other countries and have other patent applications pending to protect our proprietary technology. Although we believe that our patents provide adequate protection for the conduct of our business, we cannot assure you that such patents:

     will be of substantial protection or commercial benefit to us,

     will afford us adequate protection from competing products, or will not be challenged or declared invalid.

    We also cannot assure you that additional United States patents or foreign patent equivalents will be issued to us.

    The patent covering our original PEG technology, which we had licensed from Research Corporation Technology, contained broad claims covering the attachment of PEG to polypeptides. However, this United States patent and its corresponding foreign patents have expired. Based upon the expiration of the Research Corporation patent, other parties will be permitted to make, use, or sell products covered by the claims of the Research Corporation patent, subject to other patents, including those which we hold. We have obtained and intend to continue to pursue patents with claims covering improved methods of attaching or linking PEG to therapeutic compounds. We also have obtained patents relating to the specific composition of the PEG-modified compounds that we have identified or created. We will continue to seek such patents as we develop additional PEG-enhanced products. We cannot assure that any of these patents will enable us to prevent infringement or that competitors will not develop competitive products outside the protection that may be afforded by our patents.

    We are aware that others have also filed patent applications and have been granted patents in the United States and other countries with respect to the application of PEG to proteins and other compounds. Owners of any such patents may seek to prevent us or our collaborators from selling our products. In January 2000, Hoffmann-La Roche filed lawsuits in both the U.S. and France against Schering-Plough alleging that PEG-Intron infringes certain patents held by Hoffmann-La Roche. The validity and scope of Hoffmann-La Roche's patents in this segment of the industry could be judicially determined during these proceedings. If Schering-Plough does not prevail in this litigation, Hoffmann-La Roche may completely block Schering-Plough from commercializing PEG-Intron. Among other things, the outcome will likely depend not only upon whether the Hoffmann-La Roche patents are determined valid and infringed, but upon the reasoning behind such determinations. Prior to the commencement of this

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

litigation we had obtained an opinion of patent counsel that no valid claims of such patent held by Hoffmann-La Roche are infringed by the sale of PEG-Intron. We are also aware of certain patents held by Biopure Inc. that are relevant to PEG-hemoglobin. We have obtained an opinion of counsel that no valid claims of such Biopure patents would be infringed by the sale of PEG-hemoglobin. These opinions have been relied upon by us and our collaborators in continuing to pursue development of these products; however, these opinions are not binding on any court or the U.S. Patent and Trademark Office. We cannot assure you that the patent opinions will prove to be correct and that a court would find any of the claims of such patents to be invalid or that the product developed by us or our collaborator does not infringe such patents.

    We also believe that there are PEG-modified products being developed by third parties that infringe on one or more of our current PEG technology patents. On December 7, 1998, we filed a patent infringement suit against Shearwater Polymers Inc., a company that reportedly has developed a PEG modified version of Roferon-A, Hoffmann-La Roche's version of alpha interferon, called Pegasys. According to published reports, Pegasys utilizes a type of PEG called Branched, or U-PEG, for which we have been granted a patent in the U.S. and have a similar patent pending in Europe. Shearwater has filed a counterclaim in this litigation alleging that our Branched PEG patent is invalid and unenforceable.

    In the field of SCA proteins, we have several United States and foreign patents and pending patent applications, including a patent granted in August 1990 covering the genes needed to encode SCA proteins. Creative BioMolecules, Inc., or Creative, provoked an interference with the patent and on June 28, 1991, the United States Patent and Trademark Office entered summary judgment terminating the interference proceeding and upholding our patent. Creative subsequently lost its appeal of this decision in the United States Court of Appeals and did not file a petition for review of this decision by the United States Supreme Court within the required time period.

    In November 1993, Creative signed collaborative agreements with us in the field of our SCA protein technology and Creative's Biosynthetic Antibody Binding Site protein technology. Under the agreements, each company is free, under a non-exclusive, worldwide license, to develop and sell products utilizing the technology claimed by both companies' antibody engineering patents, without paying royalties to the other. Each company is also free to market products in collaboration with third parties, but the third parties will be required to pay royalties on products covered by the patents which will be shared by the companies, except in certain instances. We have the exclusive right to market licenses under both companies' patents other than to Creative's collaborators. In addition, the agreements provide for the release and discharge by each company of the other from any and all claims based on past infringement of the technology which is the subject of the agreements. The agreement also provides for any future disputes between the companies regarding new patents in the area of engineered monoclonal antibodies to be resolved pursuant to agreed-upon procedures.

    The degree of patent protection to be afforded to biotechnological inventions is uncertain and our products are subject to this uncertainty. We are aware of certain issued patents and patent applications, and there may be other patents and applications, containing subject matter which we or our licensees or collaborators may require in order to research, develop or commercialize at least some of our products. We cannot assure you that we will be able to obtain a license to such subject matter on acceptable terms, or at all.

    In addition to the litigation described above, we expect that there may be significant litigation in the industry regarding patents and other proprietary rights and, to the extent we become involved in such litigation, it could consume a substantial amount of our resources. An adverse decision in any such litigation could subject us to significant liabilities. In addition, we rely heavily on our proprietary technologies for which pending patent applications have been filed and on unpatented know-how developed by us. Insofar as we rely on trade secrets and unpatented know-how to maintain our competitive technological position, we cannot assure you that others may not independently develop the same or similar technologies. Although we have taken steps to protect our trade secrets and unpatented know-how, third-parties nonetheless may gain access to such information.

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GOVERNMENT REGULATION

    The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements on the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval and promotion of our products. All of our products will require regulatory approval before commercialization. In particular, therapeutic products for human use are subject to rigorous pre-clinical and clinical testing and other requirements of the Federal Food, Drug, and Cosmetic Act, implemented by the FDA, as well as similar statutory and regulatory requirements of foreign countries. Obtaining these marketing approvals and subsequently complying with ongoing statutory and regulatory requirements is costly and time consuming. Any failure by us or our collaborators, licensors or licensees to obtain, or any delay in obtaining, regulatory approval or in complying with other requirements, could adversely affect the commercialization of products that we are then developing and our ability to receive product or royalty revenues.

    The steps required before a new drug or biological product may be distributed commercially in the United States generally include:

     conducting appropriate pre-clinical laboratory evaluations of the product's chemistry, formulation and stability, and animal studies to assess the potential safety and efficacy of the product,

     submitting the results of these evaluations and tests to the FDA, along with manufacturing information and analytical data, in an Investigational New Drug Application, or IND,

     making the IND effective after the resolution of any safety or regulatory concerns of FDA,

     obtaining approval of Institutional Review Boards, or IRBs, to introduce the drug or biological product into humans in clinical studies,

     conducting adequate and well-controlled human clinical trials that establish the safety and efficacy of the drug or biological product candidate for the intended use, typically in the following three sequential, or slightly overlapping stages:

       Phase I. The drug or biologic is initially introduced into healthy human subjects or patients and tested for safety, dose tolerance, absorption, metabolism, distribution and excretion,

       Phase II. The drug or biologic is studied in patients to identify possible adverse effects and safety risks, to determine dose tolerance and the optimal dosage, and to collect initial efficacy data,

       Phase III. The drug or biologic is studied in an expanded patient population at multiple clinical study sites, to confirm efficacy and safety at the optimized dose, by measuring a primary endpoint established at the outset of the study, submitting the results of preliminary research, pre-clinical studies, and clinical studies as well as chemistry, manufacturing and control information on the drug or biological product to the FDA in a New Drug Application, or NDA for a drug product, or BLA, for a biological product, and obtaining FDA approval of the NDA or BLA prior to any commercial sale or shipment of the drug or biological product.

    A BLA must contain, among other things, data derived from nonclinical laboratory and clinical studies which demonstrate that the product meets prescribed standards of safety, purity and potency, and a full description of manufacturing methods. The biological product may not be marketed in the U.S. until a biological license is issued.

    The approval process can take a number of years and often requires substantial financial resources. The results of pre-clinical studies and initial clinical trials are not necessarily predictive of the results from large-scale clinical trials, and clinical trials may be subject to additional costs, delays or modifications due to a number of factors, including the difficulty in obtaining enough patients, clinical investigators, drug supply, or financial support. The FDA has issued regulations intended to accelerate the approval process for the development, evaluation and marketing of new therapeutic products intended to treat life-threatening or severely debilitating diseases, especially where no alternative therapies exist. If applicable, this procedure may shorten the traditional product development process in the United States. Similarly, products that represent a substantial improvement over existing therapies may be eligible for priority review with a target lapsed approval time of six months. Nonetheless, approval may be denied or delayed by the FDA or additional trials may be required. The FDA also may require testing and surveillance programs to monitor the effect of approved products that have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Upon approval, a drug product may be marketed only in those dosage forms and for those indications approved in the New Drug Application, although information may be distributed about off-label indications in certain circumstances.

    In addition to obtaining FDA approval for each indication to be treated with each product, each domestic drug product manufacturing establishment must register with the FDA, list its drug products with the FDA, comply with Current Good Manufacturing Practices and permit and pass inspections by the FDA. Moreover, the submission of applications for approval may require additional time to complete manufacturing stability studies. Foreign establishments manufacturing drug products for distribution in the United States also must list their products with the FDA and comply with Current Good Manufacturing Practices. They also are subject to periodic inspection by the FDA or by local authorities under agreement with the FDA.

    Any products manufactured or distributed by us pursuant to FDA approvals are subject to extensive continuing regulation by the FDA, including record-keeping requirements and a requirement to report adverse experiences with the drug. In addition to continued compliance with standard regulatory requirements, the FDA also may require post-marketing testing and surveillance to monitor the safety and efficacy of the marketed product. Adverse experiences with the product must be reported to the FDA. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product are discovered following approval.

    The Federal Food, Drug, and Cosmetic Act also mandates that drug products be manufactured consistent with Current Good Manufacturing Practices. In complying with the FDA's regulations on Current Good Manufacturing Practices, manufacturers must continue to spend time, money and effort in production, record-keeping, quality control, and auditing to ensure that the marketed product meets applicable specifications and other requirements. The FDA periodically inspects drug product manufacturing facilities to ensure compliance with Current Good Manufacturing Practices. Failure to comply subjects the manufacturer to possible FDA action, such as:

     warning letters,

     suspension of manufacturing,

     seizure of the product,

     voluntary recall of a product,

     injunctive action, or

     possible civil penalties.

To the extent we rely on third parties to manufacture our compounds and products, those third parties will be required to comply with Current Good Manufacturing Practices.

    Even after FDA approval has been obtained, and often as a condition to expedited approval, further studies, including post-marketing studies, may be required. Results of post-marketing studies may limit or expand the further marketing of the products. If we propose any modifications to the product, including changes in indication, manufacturing process, manufacturing facility or labeling, a New Drug Application supplement may be required to be submitted to the FDA.

    Products manufactured in the United States for distribution abroad will be subject to FDA regulations regarding export, as well as to the requirements of the country to which they are shipped. These latter requirements are likely to cover the conduct of clinical trials, the submission of marketing applications, and all aspects of product manufacture and marketing. Such requirements can vary significantly from country to country. As part of our strategic relationships our collaborators may be

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

responsible for the foreign regulatory approval process of our products, although we may be legally liable for noncompliance.

    We are also subject to various federal, state and local laws, rules, regulations and policies relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work. Although we believe that our safety procedures for handling and disposing of such materials comply with current federal, state and local laws, rules, regulations and policies, the risk of accidental injury or contamination from these materials cannot be entirely eliminated.

    We cannot predict the extent of government regulation which might result from future legislation or administrative action cannot be accurately predicted. In this regard, although the Food and Drug Administration Modernization Act of 1997 modified and created requirements and standards under the Federal Food, Drug, and Cosmetic Act with the intent of facilitating product development and marketing, the FDA is still in the process of developing regulations implementing the Food and Drug Administration Modernization Act of 1997. Consequently, the actual effect of these developments on our business is uncertain and unpredictable.

    Moreover, we anticipate that Congress, state legislatures and the private sector will continue to review and assess controls on health care spending. Any such proposed or actual changes could cause us or our collaborators to limit or eliminate spending on development projects and may otherwise impact us. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might result from future legislative or administrative action, either in the United States or abroad. Additionally, in both domestic and foreign markets, sales of our proposed products will depend, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, managed care providers, private health insurers and other organizations. Significant uncertainty often exists as to the reimbursement status of newly approved health care products. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. There can be no assurance that our proposed products will be considered cost-effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development.

    ADAGEN was approved by the FDA in March 1990. ONCASPAR was approved for marketing in the U.S. and Germany in 1994 and in Canada in December 1997 for patients with acute lymphoblastic leukemia who are hypersensitive to native forms of L-asparaginase, and in Russia in April 1993 for therapeutic use in a broad range of cancers. Except for these approvals, none of our other products has been approved for sale and use in humans in the U.S. or elsewhere.

    With respect to patented products, delays imposed by the government approval process may materially reduce the period during which we will have the exclusive right to exploit them.

COMPETITION

    Competition in the biopharmaceutical industry is intense and based significantly on scientific and technological factors. These factors include the availability of patent and other protection of technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing and marketing. We compete with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants.

    We are aware that other companies are conducting research on chemically modified therapeutic proteins and that certain companies are modifying pharmaceutical products, including proteins, by attaching PEG. Other than our ONCASPAR and ADAGEN products, we are not aware of any PEG-modified therapeutic proteins that are currently available commercially for therapeutic use. Nevertheless, other drugs or treatments that are currently available or that may be developed in the future, and

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

which treat the same diseases as those that our products are designed to treat, may compete with our products.

    Prior to the development of ADAGEN, the only treatment available to patients afflicted with ADA-deficient SCID was a bone marrow transplant. Completing a successful transplant depends upon finding a matched donor, the probability of which is low. More recently, researchers at the National Institutes of Health, or NIH, have been attempting to treat SCID patients with gene therapy, which if successfully developed, would compete with, and could eventually replace ADAGEN as a treatment. The patients in these trials are also receiving ADAGEN treatment in addition to the gene therapy. The theory behind gene therapy is that cultured T-lymphocytes that are genetically engineered and injected back into the patient will express adenosine deaminase, the deficient enzyme in people afflicted with ADA-deficient SCID, permanently and at normal levels. To date, patients in gene therapy clinical trials have not been able to stop ADAGEN treatment and, therefore, the trials have been inconclusive.

    Current standard treatment of patients with acute lymphoblastic leukemia includes administering unmodified L-asparaginase along with the drugs vincristine, prednisone and daunomycin. Studies have shown that long-term treatment with L-asparaginase increases the disease-free survival in high risk patients. ONCASPAR, our PEG-modified L-asparaginase product, is used to treat patients with acute lymphoblastic leukemia who are hypersensitive to unmodified forms of L-asparaginase. Currently, there is one unmodified form of L-asparaginase (Elspar) available in the United States and several available in Europe. We believe that ONCASPAR has two advantages over these unmodified forms of L-asparaginase: increased circulating blood life and generally reduced immunogenicity.

    The current market for INTRON A, Schering-Plough's interferon alpha-2b product, is highly competitive, with Hoffmann-La Roche, Amgen, Inc. and several other companies selling similar products. We believe that PEG-Intron may have several potential advantages over the interferon products currently on the market, including:

     once per week dosing versus the current three times per week dosing,

     an improved side effect profile, and

     increased efficacy.

    It has also been reported that Hoffmann-La Roche also has a potentially longer lasting version of its interferon product, Roferon-A, in Phase III clinical trials, called Pegasys. We believe that this product infringes a patent which covers one of our second generation PEG technologies, called Branched PEG. We have initiated patent infringement litigation against the supplier of the PEG technology used in Hoffmann-La Roche's Pegasys, Shearwater Polymers Inc., and are seeking to block this product from entering the market.

    There are several technologies which compete with our SCA protein technology, including chimeric antibodies, humanized antibodies, human monoclonal antibodies, recombinant antibody Fab fragments, low molecular weight peptides and mimetics. These competing technologies can be categorized into two areas:

     those modifying monoclonal antibodies to minimize immunological reaction to a foreign protein, which is the strategy employed with chimerics, humanized antibodies and human monoclonal antibodies, and those creating smaller portions of monoclonal antibodies, which are more specific to the target and have fewer side effects, as is the case with Fab fragments and low molecular weight peptides.

    We believe that the smaller size of our SCA proteins should permit better penetration into the tumor, result in rapid clearance from the blood and cause a significant decrease in the immunogenic problems associated with conventional monoclonal antibodies. A number of organizations have active programs in SCA proteins. We believe that our patent position on SCA proteins will likely require companies that have not licensed our SCA protein patents to obtain licenses from us in order to commercialize their products, but there can be no assurance that this will prove to be the case.

EMPLOYEES

    As of December 31, 1999, we employed 82 persons, including 15 persons with Ph.D. degrees. At such date, 37 employees were engaged in research and development activities, 25 were engaged in manufacturing, and 20 were engaged in administration and management. None of our employees is covered by a collective bargaining agreement. All of our employees are covered by confidentiality agreements. We consider our relations with our employees to be good.

FACILITIES

    We lease approximately 56,000 square feet of research and development and office space in Piscataway, New Jersey. This lease will terminate in June 2007. Our manufacturing facilities are located in South Plainfield, New Jersey and occupy approximately 24,000 square feet. This lease will terminate in March 2007. We believe that our facilities are well maintained and adequate for our present and future anticipated needs.

LEGAL PROCEEDINGS

    We are being sued, in the United States District Court for the District of New Jersey, by LBC Capital Resources, Inc., a former financial advisor. LBC is asserting that under the May 2, 1995 letter agreement between us and LBC, LBC was entitled to a commission in connection with our January and March 1996 private placements, comprised of $500,000 and warrants to purchase 1,000,000 shares of our common stock at an exercise price of $2.50 per share. LBC has claimed $3.0 million in compensatory damages, plus punitive damages, counsel fees and costs for the alleged breach of the letter agreement. We have entered into an agreement with LBC (known as the Stipulation of Damages) which provides that if we are found liable to LBC in this suit, the damages for these claims would be limited to $2.8 million in cash. LBC has also asserted that it is entitled to an additional fee of $175,000 and warrants to purchase 250,000 shares of our common stock to the extent any of the warrants issued investors in the private placements are exercised. We believe that no such compensation is due to LBC under this letter agreement and deny any liability under the letter agreement. We intend to defend this lawsuit vigorously and believe the ultimate resolution of this matter will not have a material adverse effect on our financial position. However, if we were required to issue warrants to LBC we would be required to incur a non-cash expense for each warrant issued equal to the difference between the exercise price of the warrants ($2.50) and the curent market price of our common stock.

    In December 1998, we filed a patent infringement suit against Shearwater Polymers Inc., a company that has reportedly developed a Branched or U-PEG used in a PEG-modified version of Roferon-A, Hoffmann-La Roche's version of alpha interferon, called Pegasys. We believe that Pegasys utilizes a type of PEG called Branched or U-PEG for which we have been granted a patent in the U.S. and have similar patents pending in Europe, Japan and Canada. Shearwater has filed a counter-claim in this litigation alleging that our Branched PEG patent is invalid and unenforceable.

    In January 2000, Hoffmann-La Roche filed lawsuits in both the U.S. and France against Schering-Plough alleging that PEG-Intron infringes certain patents held by Hoffmann-La Roche. The validity and scope of Hoffmann-La Roche's patents in this segment of the industry could be judicially determined during these proceedings. If Schering-Plough does not prevail in this litigation, Hoffmann-La Roche may completely block Schering-Plough from commercializing PEG-Intron. Among other things, the outcome will likely depend not only upon whether the patents are determined valid and infringed, but upon the reasoning behind such determinations. We are presently unable to predict either the effect or degree of effect this litigation will have on our business and financial condition.

    We have two research and license agreements with the Green Cross Corporation regarding rHSA. We are currently in arbitration to resolve the amount of royalties to which we are entitled under these agreements. In April 1998, Yoshitomi Pharmaceutical Industries, Ltd., the successor to Green Cross' business, filed documents in such arbitration seeking a declaratory judgment that under its agreement with us no royalties are payable. We are currently awaiting a ruling from the arbitrators.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

    Our directors, executive officers and other key employees, including their ages, are as follows as of February 15, 2000:

NAME                              AGE  POSITION
----                              ---  --------
Peter G. Tombros(1).............  57   President, Chief Executive Officer and Director
Kenneth J. Zuerblis.............  40   Vice President, Finance and Chief Financial Officer
John A. Caruso..................  55   Vice President, Administration, General Counsel and
                                       Secretary
Randy H. Thurman(1)(2)..........  50   Chairman of the Board
David S. Barlow(2)(4)...........  43   Director
Rolf A. Classon(2)(3)...........  54   Director
Dr. Rosina B. Dixon(2)(4)(5)....  57   Director
Dr. David W. Golde(4)(5)........  59   Director
Robert LeBuhn(1)(3)(5)..........  67   Director
A. M. 'Don' MacKinnon(3)........  75   Director
Dr. Josef Bossart...............  48   Vice President, Business Development and President,
                                       SCA Ventures
Joseph Fischer..................  51   Vice President, Manufacturing
Dr. Jeffrey McGuire.............  49   Vice President, Research and Development and Chief
                                       Scientific Officer

---------

(1) Member of the Executive Committee of our Board of Directors.

(2) Member of the Compensation Committee of our Board of Directors.

(3) Member of the Finance and Audit Committee of our Board of Directors.

(4) Member of the Scientific Advisory Committee of our Board of Directors.

(5) Member of the Corporate Governance Committee of our Board of Directors.

    Peter G. Tombros, 57, has served as our President and Chief Executive Officer and one of our Directors since April 1994. Prior to joining Enzon, Mr. Tombros spent 25 years with Pfizer, Inc., a research-based, global healthcare company headquartered in New York City. From 1986 to March 1994, he served as a Vice President of Pfizer, Inc. in the following areas: Executive Vice President of Pfizer Pharmaceuticals, a division of Pfizer, Inc., corporate strategic planning and investor relations. From 1980 to 1986, Mr. Tombros served as Senior Vice President of Pfizer Pharmaceuticals and general manager for the Roerig division of Pfizer, Inc. Mr. Tombros currently serves on the Board of Trustees of Cancer Care and the National Cancer Care Foundation and Dominican College. He has been a Director of the American Foundation of Pharmaceutical Education since 1980 and served as Chairman for three of those years. Mr. Tombros serves on the Board of Directors of NPS Pharmaceuticals, Inc. and Alpharma, Inc.

    Kenneth J. Zuerblis, 40, has served as Chief Financial Officer since January 1996 and as Vice President, Finance since April 1994. From July 1991 to April 1994, Mr. Zuerblis served as our Controller. From January 1982 to July 1991, Mr. Zuerblis was employed by KPMG LLP in various positions, the last being senior manager. He became a certified public accountant in 1985.

    John A. Caruso, 55, has served as Vice President, Administration since May 1998, our General Counsel since July 1994 and as our Secretary since July 1989. From January 1991 to May 1998, Mr. Caruso served as Vice President of Business Development. From January 1991 to July 1994, Mr. Caruso served as Vice President, Legal Affairs of Enzon. From the time he joined us in September 1987 through December 1990, Mr. Caruso served as our Corporate Counsel. From 1979 through 1987, Mr. Caruso was employed at Baxter Travenol Laboratories in Deerfield, Illinois as corporate counsel.

    Randy H. Thurman, 50, has served as our Chairman of the Board since April 1996 and as one of our Directors since April 1993. Mr. Thurman is Chairman and Chief Executive Officer of Strategic Reserves, LLC, a company he founded in 1996. Mr. Thurman is the founder of Health Care Strategies

2000, a global consulting firm, and has been Chairman of the Board since 1995. During 1996, Mr. Thurman also served as a principal of Spencer Stuart Inc. From 1993 to 1995, Mr. Thurman served as Chairman and Chief Executive Officer of Corning Life Sciences. From 1985 to 1993, Mr. Thurman served as Corporate Executive Vice President and a Director of Rhone-Poulenc Rorer, Inc. and President of Rhone-Poulenc Rorer Pharmaceuticals, Inc. He is also Chairman of the Board of UTC International, a wholly owned subsidiary of Donaldson Lufkin Jenrette, and also serves on the Board of Directors of Closure Medical, Inc. and Curagen Corporation.

    David S. Barlow, 43, has served as one of our Directors since June 1999. From 1995 to September 1999, Mr. Barlow was President of Pharmaceuticals at Sepracor, Inc. From 1993 to 1995, Mr. Barlow served as the General Manager of Pharmaceuticals at Sepracor, Inc. Prior to 1993, Mr. Barlow held several senior level positions at Rhone-Poulenc Rorer, Inc., including Vice President, World Wide Marketing and Business Development at Armor Pharmaceutical Company, a subsidiary of Rhone-Poulenc Rorer, Inc.

    Rolf A. Classon, 54, has served as one of our Directors since January 1997. Mr. Classon is currently an Executive Vice President of Bayer Corporation and President of Bayer Diagnostics. From 1991 to 1995, Mr. Classon was an Executive Vice President in charge of Bayer Diagnostics' Worldwide Marketing, Sales and Service operations. From 1990 to 1991, Mr. Classon was President and Chief Operating Officer of Pharmacia Biosystems A.B. Prior to 1991, Mr. Classon served as President of Pharmacia Development Company Inc. and Pharmacia A.B. Hospital Products Division.

    Dr. Rosina B. Dixon, 57, has served as one of our Directors since August 1994. Dr. Dixon has been a consultant to the pharmaceutical industry since 1987. Prior to such time she held senior positions at Ciba-Geigy Pharmaceuticals, a division of Ciba-Geigy Corporation, and Schering-Plough Corporation. She received her M.D. from Columbia University, College of Physicians and Surgeons and is certified by the National Board of Medical Examiners and the American Board of Internal Medicine. She is a member of the American College of Clinical Pharmacology, American Society for Clinical Pharmacology and Therapeutics and the National Association of Corporate Directors and currently serves as a Director of Church & Dwight Co., Inc. and Cambrex Corporation.

    Dr. David W. Golde, 59, has served as one of our Directors since March 1998. Dr. Golde has been the Physician-In-Chief at Memorial Sloan-Kettering Cancer Center since 1996. From 1991 to 1996, Dr. Golde served as Head of the Division of Hematologic Oncology at Memorial Sloan-Kettering Cancer Center. Prior to 1991, Dr. Golde was a professor of medicine and Chief of the Division of Hematology and Oncology at UCLA, Director of the UCLA AIDS Center and Director of the UCLA Clinical Research Center. Dr. Golde serves as a director of Cypress Biosciences.

    Robert LeBuhn, 67, has served as one of our Directors since August 1994. Mr. LeBuhn was chairman of Investor International (U.S.), Inc., a subsidiary of Investor A.B., part of Sweden's Wallenberg Group from June 1992 until his retirement in September 1994, and was our President from August 1984 through June 1992. Mr. LeBuhn is a Director of US Airways Group, Inc., Acceptance Insurance Companies, Inc. and Cambrex Corporation. He is President and a trustee of the Geraldine R. Dodge Foundation.

    A.M. 'Don' MacKinnon, 75, has served as one of our Directors since 1990. Mr. MacKinnon was President and Chief Operating Officer of Ciba-Geigy Corporation from 1980 until his retirement in 1986. He was a member of the Board of Directors of Ciba-Geigy Corporation from 1970 until he reached the mandatory retirement age in December 1994. Over the last nine years, Mr. MacKinnon has served on the Board of Directors of several biopharmaceutical companies.

    Our Board is divided into three classes for purposes of election. One class is elected at each annual meeting of stockholders to serve for a three-year term.

KEY EMPLOYEES

    Dr. Josef Bossart, 48, has served as our Vice President of Business Development and the President of SCA Ventures, a subsidiary of Enzon that focuses on commercializing our extensive SCA Protein technology, since 1999. Prior to joining Enzon, Dr. Bossart was Vice President and Chief Business Officer of GeneMedicine, Inc. Dr. Bossart also spent more than 14 years with Rhone-Poulenc Rorer,

Inc. in various business and marketing positions. Dr. Bossart holds a Ph.D. in medicinal chemistry from the Ohio State University, College of Pharmacy and a B.Sc. from Carleton University.

    Joseph Fischer, 51, has served as our Vice President Manufacturing, since April 1996. Prior to joining Enzon, Mr. Fischer served as the Vice President of Operation at Osteotech, Inc. a medical devise company. Mr. Fischer has 28 years of experience in operations with companies such as A.H. Robins and American Home Products. Mr. Fischer is a member of the Parental Drug Association, the International Society for Pharmaceutical Engineering and the Institute of Packaging Professionals. He holds a B.S. in management from Rutgers University.

    Dr. Jeffrey McGuire, 49, has served as our Vice President, Research and Development and Chief Scientific Officer since 1997. From 1995 until 1997, Dr. McGuire served as our Director, Business Development. From 1991 to 1997, Dr. McGuire was responsible for our SCA-Binding protein licensing program and intellectual property portfolio. From 1980 until 1991, Dr. McGuire was employed by the Genex Corporation, where he held various research, business development and management positions. Dr. McGuire holds a B.S. in Life Sciences from the Massachusetts Institute of Technology and a Ph.D. in Life Sciences, with a concentration in molecular biology, from the University of Delaware. He also conducted post-doctoral research at Harvard Medical School.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding the beneficial ownership of our common stock as of February 15, 2000, and as adjusted to reflect the sale of common stock in this offering by (1) each stockholder who is known by us to beneficially own more than 5% of our common stock, (2) each director and executive officer, and (3) all directors and executive officers as a group. All shares listed are common stock. Except as discussed below, none of these shares are subject to rights to acquire beneficial ownership, as specified in Rule 13d-13(d)(1) under the Securities Exchange Act of 1934, as amended, and the beneficial owner has sole voting and investment power, subject to community property laws where applicable.

                                                                          PERCENT OF SHARES
                                                            SHARES        BENEFICIALLY OWNED
                                                         BENEFICIALLY   ----------------------
NAME AND ADDRESS OF                                      OWNED PRIOR      BEFORE       AFTER
BENEFICIAL OWNER(1)                                      TO OFFERING    OFFERING(2)   OFFERING
-------------------                                      -----------    -----------   --------
Janus Capital Corporation(3) ..........................   4,394,985        11.6%        10.4%
  100 Fillmore Street
  Denver, Colorado 80206
Peter G. Tombros(4)....................................   1,138,300         2.9%         2.8%
Kenneth J. Zuerblis(5).................................     213,200         *             *
John A. Caruso(6)......................................     222,692         *             *
Randy H. Thurman(7)....................................     195,977         *             *
Dr. Rosina B. Dixon(8).................................     148,556         *             *
Dr. David W. Golde(9)..................................      94,368         *             *
David S. Barlow(10)....................................      10,190         *             *
Rolf A. Classon(11)....................................      76,398         *             *
Robert LeBuhn(12)......................................     138,049         *             *
A.M. 'Don' MacKinnon(13)...............................     130,480         *             *
All directors and executive officers as a group (10       2,368,210         5.9%          5.6%
  persons).............................................

---------

*   Less than 1% of the outstanding stock

  (1) The address of all current executive officers and directors listed above is in the care of Enzon.

  (2) Gives effect to 38,049,632 shares of common stock and 27,000 shares of Series A preferred stock which were issued and outstanding as of February 15, 2000. Generally, the Series A preferred stock and common stock will vote as one class of stock. Each share of common stock and each share of Series A preferred stock is entitled to one vote. The percentage of voting stock outstanding for each stockholder is calculated by dividing
      (i) the number of shares deemed to be beneficially held by such stockholder as of February 15, 2000 by (ii) the sum of (A) the number of shares of common stock outstanding as of February 15, 2000 plus (B) the number of shares of Series A preferred stock outstanding as of February 15, 2000 plus (C) the number of shares issuable upon exercise of options or warrants held by such stockholder which were exercisable as of February 15, 2000 or which will become exercisable within 60 days after February 15, 2000.

  (3) The information concerning the stock ownership of the Janus Capital Corporation is based solely on a Schedule 13G filed by the Janus Capital Corporation with the SEC for the period ended February 15, 2000.

  (4) Includes 1,108,000 shares subject to options which were exercisable as of February 15, 2000 or which will become exercisable within 60 days after February 15, 2000.

  (5) Includes 210,000 shares subject to options which were exercisable as of February 15, 2000 or which will become exercisable within 60 days after February 15, 2000 and 600 shares owned by Mr. Zuerblis' IRA.

  (6) Consists of 220,392 shares subject to options which were exercisable as of February 15, 2000 or which will become exercisable within 60 days after February 15, 2000.

  (7) Consists of 180,000 shares subject to options which were exercisable as of February 15, 2000 or which will become exercisable within 60 days after February 15, 2000.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

  (8) Includes 121,664 shares subject to options which were exercisable as of December 31, 1999 or which will become exercisable within 60 days after February 15, 2000, 500 shares held by Dr. Dixon's husband and 100 shares held by Dr. Dixon's son. Dr. Dixon disclaims beneficial ownership as to shares held by her husband and son.

  (9) Includes 53,320 shares subject to options which were exercisable as of February 15, 2000, or which will become exercisable within 60 days after February 15, 2000, 32,500 shares held by a revocable trust for Dr. Golde, 2,600 shares held by a separate trust for Dr. Golde's daughter and 1,000 shares beneficially owned by Dr. Golde's wife.

 (10) Includes 9,996 shares subject to options which were exercisable as of February 15, 2000 or which will become exercisable within 60 days after February 15, 2000.

 (11) Includes 70,000 shares subject to option which were exercisable as of February 15, 2000 which will become exercisable within 60 days after February 15, 2000.

 (12) Includes 116,664 shares subject to options which were exercisable as of February 15, 2000 or which will become exercisable within 60 days after February 15, 2000.

 (13) Includes 55,700 shares beneficially owned by Mr. MacKinnon's wife. Mr. MacKinnon disclaims beneficial ownership as to the shares owned by his wife. Includes 59,000 shares, which Mr. MacKinnon and his wife have subsequently transferred to a trust for the benefit of his children.
      Mr. MacKinnon disclaims beneficial ownership as to the shares transferred to the trust.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 60,000,000 shares of common stock, par value $.01 per share, and 3,000,000 shares of preferred stock, par value $.01 per share. Unless otherwise designated by our board of directors, all issued shares shall be deemed common stock with equal rights and preferences.

COMMON STOCK

    As of February 15, 2000, there were 38,049,632 shares of our common stock outstanding. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the 2,000,000 shares of common stock offered by us in this offering, there will be 40,049,632 shares of common stock outstanding upon the closing of this offering. In addition, as of February 15, 2000, we have outstanding stock options and warrants to purchase an aggregate of 3,662,867 shares of common stock.

    Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote in such election. Holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared by the board of directors out of legally available funds. These rights are subject to the prior rights of any preferred stock then outstanding.

    Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities, and after the satisfaction of the rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of common stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock whether outstanding or issued in the future.

PREFERRED STOCK

    Our board of directors has the authority to issue up to 3,000,000 shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative rights thereof without any further vote of shareholders. The voting powers of holders of common stock could be diluted by the issuance of this preferred stock. The issuance of this preferred stock could also have the effect of delaying, deferring or preventing a change in our control. The issuance of this preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock.

SERIES A PREFERRED STOCK

    As of February 15, 2000, there were 27,000 shares of our Series A preferred stock outstanding. Shares of our Series A preferred stock are convertible into common stock at a conversion price of $11.00 per share. The value of the shares of Series A preferred stock for conversion purposes is $25.00 per share. Holders of the Series A preferred stock are entitled to an annual dividend of $2.00 per share, payable semiannually, but only when and if declared by our board of directors, out of funds legally available. Dividends on the Series A preferred stock are cumulative and accrue and accumulate but will not be paid, except in liquidation or upon conversion, until such time as the board of directors deems it appropriate in light of our then current financial condition. No dividends are to be paid or set apart for payment on our common stock, nor are any shares of common stock to be redeemed, retired or otherwise acquired for valuable consideration unless we have paid in full or made appropriate provision for the payment in full of all dividends which have then accumulated on the Series A preferred stock. Holders of the Series A preferred stock are entitled to one vote per share on matters to be voted upon by our stockholders and except as required by Delaware law, our Series A preferred stock votes together with our common stock as a single class on all matters which come to a vote of our stockholders. As of February 15, 2000, undeclared accrued dividends in arrears were $521,000 or $19.30 per share of Series A preferred stock. All shares of common stock are junior in rank to the Series A preferred stock with respect to the preferences as to dividends, distributions and payments upon our liquidation, dissolution or winding up.

COMMON STOCK WARRANTS

    In July 1998, we issued warrants to purchase 200,000 shares of our common stock at an exercise price of $6.50 per share, the closing price of the common stock on the date of grant. The warrants were issued as consideration for consulting services to be rendered through February 2002 by certain persons affiliated with Evolution Capital, Inc. The warrants expire on August 18, 2004. In connection with the March 1996 private placement of our common stock, we issued five-year warrants to purchase 206,227 shares of our common stock at an exercise price of $5.63 per share. In January 1996, we paid a finders fee in cash and issued five-year warrants to purchase 51,504 shares of our common stock at an exercise price of $4.11 per share in connection with the 1996 private placements. These warrants have been adjusted for standard anti-dilution provisions which are still in place, including adjustments for stock splits, reverse stock splits and stock dividends, adjustments for capital reorganizations, and, with certain exceptions, adjustments for the issuance of common stock or the issuance of options, warrants, or convertible securities, with an exercise or conversion price below the market price of the common stock at the date of issuance.

REGISTRATION RIGHTS

    There are currently demand and/or piggyback registration rights on 457,731 shares of our common stock underlying warrants. As of February 15, 2000, 200,000 of those shares were covered by effective registration statements. We have granted Schering-Plough piggyback registration rights with respect to 847,489 shares of our common stock. In addition, two persons affiliated with Evolution Capital have piggyback and demand registration rights with respect to the shares underlying their warrants to purchase 200,000 shares of our common stock. The demand rights give these warrant holders a one-time right to require us to register, upon their request, that number of shares underlying such warrants.
We granted the Carson Group, Inc. and two of its principals piggyback registration rights with respect to the shares underlying its warrants to purchase 51,504 shares of our common stock as consideration for finder's services that were provided to us. Transferees of Clearwater Fund IV were also granted piggyback registration rights under a registration rights agreement with us with respect to the 206,227 shares of common stock issuable under warrants they hold. Absent any contractual limitations, the holders of these rights could cause a significant number of shares of our common stock to be registered and sold in the public market. Such sales, or the perception that these sales could occur, may have an adverse effect on the market price for our common stock and could impair our ability to raise capital through an offering of equity securities. We have obtained waivers of all such piggyback registration rights applicable to this offering.

    We originally registered the resale of approximately 3,983,000 shares of our common stock owned by stockholders who purchased such shares in a private placement of shares of our common stock that closed in July 1998. We are required to maintain the effectiveness of this registration statement until the earlier of the date that all of the shares are sold or July 2000.

    We originally registered the resale of approximately 4,122,317 shares of our common stock owned by stockholders who purchased such shares in a private placement of shares of our common stock that closed in January and March 1996. We are required to maintain the effectiveness of this registration statement until the earlier of the date that all of the shares are sold or March 15, 2004.

INDEMNIFICATION AND LIMITATION OF LIABILITY

    Our charter documents provide that our directors and officers shall be indemnified by us to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to either us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We have insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers. Our officers and directors have executed indemnity agreements with us which supplement the protections provided by our certificate of incorporation and bylaws.

    These agreements require us to pay for any damages, judgments, settlements, costs and expenses for the defense of legal actions, claims, proceedings and appeals due to any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or other act done, suffered or wrongfully attempted by the officer or director. If we do not pay such costs and expenses within 90 days after we receive a written claim, such officers or directors may bring a suit against us to recover the unpaid amount of the claim. If such officer or director is successful, we will be required to pay for the expenses incurred relating to the claim.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BY-LAWS AND STATE LAW PROVISIONS WITH POTENTIAL ANTITAKEOVER EFFECTS

    Certain provisions of our certificate of incorporation and by-laws, as well as Delaware law, may operate in a manner that could discourage or render more difficult a takeover of our company or the removal of our management or may limit the price certain investors may be willing to pay for shares of our common stock.

    Our by-laws provide for the division of the board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, it provides that directors may be removed only for cause by the affirmative vote of the holders of a majority of our outstanding shares of capital stock entitled to vote. Any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The likely effect of the classification of the board of directors and the limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of the board of directors. For example, because only three directors may be replaced by stockholder vote at each annual meeting of stockholders, stockholders seeking to replace a majority of the members of the board of directors will need at least two annual meetings of stockholders to effect this change. In addition, our board of directors has the authority to issue up to 3,000,000 shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative rights thereof without any further vote of our stockholders. The voting powers of holders of our common stock could be diluted by the issuance of this preferred stock. The issuance of this preferred stock could also have the effect of delaying, deferring or preventing a change in control. In addition, the issuance of this preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, or the holders of our common stock.

    The provisions of Section 203 of the General Corporation Law of Delaware will prohibit us from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, upon the closing of the transaction that resulted in the interested stockholder becoming such, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans, or following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    A 'business combination' includes mergers, asset sales, consolidations and other transactions resulting in a financial benefit to the interested stockholder. An 'interested stockholder' is defined as a person who, at the time of determination whether a person is an interested stockholder:

     beneficially owns 15% or more of our common stock, or

     is an affiliate or associate of ours and beneficially owned 15% or more of our common stock at any time within three years of the date of determination.

A Delaware corporation may 'opt out' of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate nor our by-laws contain any such exclusion.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. Its address is Two Broadway, 19th Floor, New York, New York 10004.

                  MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

    The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a Non-U.S. Holder, or a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust.

    This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

    Enzon does not currently intend to pay cash dividends on shares of common stock. In the event dividends are paid to a Non-U.S. Holder of common stock, they will generally be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a reduced rate under an income tax treaty, Enzon will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of that country unless it has knowledge that the presumption is not warranted.

    In order to obtain a reduced rate of withholding for dividends paid after December 31, 2000, a Non-U.S. Holder will be required to provide an Internal Revenue Service, or IRS, Form W-8BEN certifying its entitlement to benefits under a treaty. In addition, in certain cases where dividends are paid to a Non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide the required certification.

    The withholding tax does not apply to dividends paid to a Non-U.S. Holder that provides a Form 4224 or, after December 31, 2000, a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional 'branch profits tax' imposed at a rate of 30% (or a lower treaty rate) on an earnings amount that is net of the regular tax.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

     the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States,

     in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the common stock as a capital asset, the individuals are present in the United States for 183 or more days in the taxable year of the disposition, the Non-U.S. Holder is subject to tax under the provisions of the Code regarding the taxation of U.S. expatriates, or

     Enzon is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the Non-U.S. Holder's holding period, whichever period is shorter.

The tax relating to stock in a U.S. real property holding corporation does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock of a U.S. real property holding corporation, provided that the common stock is regularly traded on an established securities market. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Enzon may, prior to a Non-U.S. Holder's disposition of common stock, become a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

    Enzon must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount of any tax withheld. A similar report is sent to the Non-U.S. Holder. Under tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence. Dividends paid on or before December 31, 2000 at an address outside the United States are not subject to backup withholding, unless the payor has knowledge that the payee is a U.S. person. However, a Non-U.S. Holder may need to certify its non-U.S. status in order to avoid backup withholding at a 31% rate on dividends paid after December 31, 2000 or dividends paid on or before that date at an address inside the United States.

    U.S. information reporting and backup withholding generally will not apply to a payment of proceeds of a disposition of common stock where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, a Non-U.S. Holder may need to certify its non-U.S. status in order to avoid information reporting and backup withholding at a 31% rate on disposition proceeds where the transaction is effected by or through a U.S. office of a broker. In addition, U.S. information reporting requirements may apply to the proceeds of a disposition effected by or through a non-U.S. office of a U.S broker, or by a non-U.S. broker with specified connections to the United States.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. When withholding results in an overpayment of taxes, a refund may be obtained if the required information is furnished to the IRS.

FEDERAL ESTATE TAX

    An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, CIBC World Markets Corp. and SG Cowen Securities Corporation are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of each underwriter listed below:

                                                                NUMBER
NAME                                                          OF SHARES
----                                                          ---------
Morgan Stanley & Co. Incorporated...........................
CIBC World Markets Corp. ...................................
SG Cowen Securities Corporation.............................

                                                              ---------
        Total...............................................  2,000,000
                                                              ---------
                                                              ---------

    The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus (other than those covered by the underwriters' over-allotment option described below) if any of those shares are taken.

    The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $ a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess
of $    a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 300,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered in this prospectus. To the extent that the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to that underwriter's name in the table above bears to the total number of shares of common stock set forth next to the names of all underwriters in the table above. If the underwriters' option is exercised
in full, the total price to the public would be $    million, the total
underwriters' discounts and commission would be $  million and total proceeds to
the company would be $    million.

    The company and each of our directors and officers has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not during the period ending 90 days after the date of this prospectus:

     offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

    The restrictions described above do not apply to:

     the sale of shares to the underwriters,

     the issuance by the company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing, transactions by any person other than the company relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, or certain shares beneficially owned by A.M. 'Don' MacKinnon.

    In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

    The underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the SEC. In general, a passive market maker may not bid for, or purchase, the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the issuance of shares of common stock offered by us in this offering will be passed upon for us by Dorsey & Whitney LLP, New York, New York. Legal matters related to the offering will be passed upon for the underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

    Our consolidated financial statements as of June 30, 1998 and 1999 and for each of the years in the three-year period ended June 30, 1999, have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and our common stock, you should review the registration statement and exhibits and schedules thereto. You may read and copy any document we file with the SEC at the SEC's public reference room at 450 Fifth Street, NW,

Washington, DC 20549, as well as at the SEC's regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center,
500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and copy charges. Our filings are also available to the public from the SEC's web site at http://www.sec.gov.

    We file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC's public reference room and the regional offices listed above and can be obtained through the SEC's web site.

    The SEC allows us to 'incorporate by reference' information into this prospectus. This allows us to disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superceded by information contained directly in this prospectus.

    The documents that we are incorporating by reference are:

     our annual report on Form 10-K, as amended, for the fiscal year ended June 30, 1999,

     our quarterly reports on Form 10-Q for the fiscal quarters ended September 30 and December 31, 1999,

     our proxy statement dated October 28, 1999, filed in connection with our annual meeting of stockholders held on December 7, 1999,

     our current report on Form 8-K filed on January 11, 2000, and our Form 8-A, filed on October 29, 1984, as amended by Form 8 filed on October 15, 1990, with respect to our common stock.

    We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the completion of this offering. The most recent information that we file with the SEC automatically updates and supercedes more dated information.

    You can obtain a copy of any documents which are incorporated by reference in this prospectus, except for exhibits that are not specifically incorporated by reference into those documents, at no cost, by writing or telephoning us at Investor Relations, Enzon, Inc., 20 Kingsbridge Road, Piscataway, NJ 08854,
(732) 980-4517.

                          ENZON, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Audited Consolidated Financial Statements:
    Independent Auditors' Report............................   F-2
    Consolidated Balance Sheets -- June 30, 1999 and 1998...   F-3
    Consolidated Statements of Operations -- Years ended
     June 30, 1999, 1998 and 1997...........................   F-4
    Consolidated Statements of Stockholders' Equity -- Years
     ended June 30, 1999, 1998 and 1997.....................   F-5
    Consolidated Statements of Cash Flows -- Years ended
     June 30, 1999, 1998 and 1997...........................   F-6
    Notes to Consolidated Financial Statements -- Years
     ended June 30, 1999, 1998
      and 1997..............................................   F-7
Unaudited Consolidated Financial Statements:
    Consolidated Condensed Balance Sheet -- December 31,
     1999...................................................  F-19
    Consolidated Condensed Statements of Operations -- Six
     months ended December 31, 1999 and 1998................  F-20
    Consolidated Condensed Statements of Cash Flows -- Six
     months ended December 31, 1999 and 1998................  F-21
    Notes to Consolidated Condensed Financial Statements....  F-22

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
ENZON, INC.:

    We have audited the consolidated financial statements of Enzon, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enzon, Inc. and subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Short Hills, New Jersey
September 8, 1999

                          ENZON, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1999 AND 1998

                                                                  1999            1998
                                                                  ----            ----
                           ASSETS
Current assets:
    Cash and cash equivalents...............................  $  24,673,636   $   6,478,459
    Accounts receivable.....................................      4,604,847       2,300,046
    Inventories.............................................      1,326,601       1,022,530
    Prepaid expenses and other current assets...............      1,034,327         447,952
                                                              -------------   -------------
        Total current assets................................     31,639,411      10,248,987
                                                              -------------   -------------
Property and equipment......................................     12,054,505      15,134,075
Less accumulated depreciation and amortization..............     10,649,661      13,368,330
                                                              -------------   -------------
                                                                  1,404,844       1,765,745
                                                              -------------   -------------
Other assets:
    Investments.............................................         68,823          69,002
    Deposits and deferred charges...........................        753,683         464,747
    Patents, net............................................      1,049,554       1,192,897
                                                              -------------   -------------
                                                                  1,872,060       1,726,646
                                                              -------------   -------------
        Total assets........................................  $  34,916,315   $  13,741,378
                                                              -------------   -------------
                                                              -------------   -------------
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable........................................  $   1,716,089   $   1,711,856
    Accrued expenses........................................      6,261,640       4,375,822
                                                              -------------   -------------
        Total current liabilities...........................      7,977,729       6,087,678
                                                              -------------   -------------
    Accrued rent............................................        634,390         727,160
    Royalty advance -- RPR..................................        728,977        --
                                                              -------------   -------------
                                                                  1,363,367         727,160
                                                              -------------   -------------
Commitments and contingencies
  Stockholders' equity:
    Preferred stock -- $.01 par value, authorized 3,000,000
      shares; issued and outstanding 107,000 shares in 1999
      and 1998 (liquidation preference aggregating
      $4,659,000 in 1999 and $4,445,000 in 1998)............          1,070           1,070
    Common stock -- $.01 par value, authorized 60,000,000
      shares; issued and outstanding 36,488,684 shares in
      1999 and 31,341,353 shares in 1998....................        364,886         313,414
    Additional paid-in capital..............................    146,970,289     123,453,874
    Accumulated deficit.....................................   (121,761,026)   (116,841,818)
                                                              -------------   -------------
        Total stockholders' equity..........................     25,575,219       6,926,540
                                                              -------------   -------------
        Total liabilities and stockholders' equity..........  $  34,916,315   $  13,741,378
                                                              -------------   -------------
                                                              -------------   -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                          ENZON, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED JUNE 30, 1999, 1998 AND 1997

                                                           1999          1998          1997
                                                           ----          ----          ----
Revenues:
    Sales.............................................  $12,855,995   $12,312,730   $11,595,985
    Contract revenue..................................      302,212     2,331,302     1,131,067
                                                        -----------   -----------   -----------
        Total revenues................................   13,158,207    14,644,032    12,727,052
                                                        -----------   -----------   -----------
Costs and expenses:
    Cost of sales.....................................    4,309,956     3,645,281     3,840,198
    Research and development expenses.................    6,835,521     8,653,567     8,520,366
    Selling, general and administrative expenses......    8,133,366     6,426,241     5,528,174
                                                        -----------   -----------   -----------
        Total costs and expenses......................   19,278,843    18,725,089    17,888,738
                                                        -----------   -----------   -----------
        Operating loss................................   (6,120,636)   (4,081,057)   (5,161,686)
                                                        -----------   -----------   -----------
Other income (expense):
    Interest and dividend income......................    1,145,009       460,922       584,384
    Interest expense..................................       (8,348)      (13,923)      (14,891)
    Other.............................................       64,767        16,925        35,168
                                                        -----------   -----------   -----------
                                                          1,201,428       463,924       604,661
                                                        -----------   -----------   -----------
        Net loss......................................  $(4,919,208)  $(3,617,133)  $(4,557,025)
                                                        -----------   -----------   -----------
                                                        -----------   -----------   -----------
Basic and diluted net loss per common share...........       $(0.14)       $(0.12)       $(0.16)
                                                             -------      -------        -------
                                                             -------      -------        -------
Weighted average number of common shares
  outstanding.........................................   35,699,133    31,092,369    29,045,605
                                                        -----------   -----------   -----------
                                                        -----------   -----------   -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                          ENZON, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1999, 1998 AND 1997

                                         PREFERRED STOCK                     COMMON STOCK
                                  ------------------------------   ---------------------------------    ADDITIONAL
                                   AMOUNT     NUMBER OF    PAR      AMOUNT     NUMBER OF      PAR        PAID-IN       ACCUMULATED
                                  PER SHARE    SHARES     VALUE    PER SHARE     SHARES      VALUE       CAPITAL         DEFICIT
                                  ---------    ------     -----    ---------     ------      -----       -------         -------
Balance, July 1, 1996...........               169,000    $1,690               27,706,396   $277,064   $121,272,024   $(108,636,320)
Common stock issued for exercise
 of non-qualified stock
 options........................    --           --         --      $ 2.36         11,219        112         26,499        --
Common stock issued for
 Independent Directors' Stock
 Plan...........................    --           --         --        2.97         25,903        259         76,598        --
Consulting expense for issuance
 of stock options...............    --           --         --       --            --          --            80,984        --
Common stock issued on
 conversion of Series B
 Preferred Stock................   $ 1.95      (40,000)     (400)     1.95      2,038,989     20,390        (19,993)       --
Common stock issued on
 conversion of Series D
 Preferred Stock................     1.97      (20,000)     (200)     1.97      1,015,228     10,152         (9,953)       --
Net Loss........................    --           --         --       --            --          --           --           (4,557,025)
                                               -------    ------               ----------   --------   ------------   -------------
   Balance, June 30, 1997.......               109,000     1,090               30,797,735    307,977    121,426,159    (113,193,345)

Common stock issued for exercise
 of non-qualified stock
 options........................    --           --         --        2.23        505,072      5,051      1,653,557        --
Common stock issued on
 conversion of Series A
 Preferred Stock................    25.00       (2,000)      (20)    11.00          4,544         45            (42)       --
Dividends issued on Series A
 Preferred Stock................    --           --         --       11.00          2,848         29         31,300         (31,340)
Common stock issued for
 Independent Directors' Stock
 Plan...........................    --           --         --        4.11         16,904        169         69,231        --
Common stock issued for
 consulting services............    --           --         --        4.77         14,250        143         67,854        --
Consulting expense for issuance
 of stock options...............    --           --         --       --            --          --           205,815        --
Net Loss........................    --           --         --       --            --          --           --           (3,617,133)
                                               -------    ------               ----------   --------   ------------   -------------
   Balance, June 30, 1998.......               107,000     1,070               31,341,353    313,414    123,453,874    (116,841,818)
Common stock issued for exercise
 of non-qualified stock
 options........................    --           --         --        4.40      1,000,919     10,009      4,396,477        --
Common stock issued on exercise
 of common stock warrants.......    --           --         --        2.50        150,000      1,500        373,500        --
Net proceeds from Private
 Placement, July 1998...........    --           --         --        4.75      3,983,000     39,830     17,510,265        --
Common stock issued for
 Independent Directors' Stock
 Plan...........................    --           --         --        8.88          8,514         84         75,539        --
Common stock options and
 warrants issued for consulting
 services.......................    --           --         --       --            --          --         1,130,683        --
Common stock issued for
 consulting services............    --           --         --        6.13          4,898         49         29,951        --
Net loss........................    --           --         --       --            --          --           --           (4,919,208)
                                               -------    ------               ----------   --------   ------------   -------------
   Balance, June 30, 1999.......               107,000    $1,070               36,488,684   $364,886   $146,970,289   $(121,761,026)
                                               -------    ------               ----------   --------   ------------   -------------
                                               -------    ------               ----------   --------   ------------   -------------


                                     TOTAL
                                     -----
Balance, July 1, 1996...........  $12,914,458
Common stock issued for exercise
 of non-qualified stock
 options........................       26,611
Common stock issued for
 Independent Directors' Stock
 Plan...........................       76,857
Consulting expense for issuance
 of stock options...............       80,984
Common stock issued on
 conversion of Series B
 Preferred Stock................           (3)
Common stock issued on
 conversion of Series D
 Preferred Stock................           (1)
Net Loss........................   (4,557,025)
                                  -----------
   Balance, June 30, 1997.......    8,541,881
Common stock issued for exercise
 of non-qualified stock
 options........................    1,658,608
Common stock issued on
 conversion of Series A
 Preferred Stock................          (17)
Dividends issued on Series A
 Preferred Stock................          (11)
Common stock issued for
 Independent Directors' Stock
 Plan...........................       69,400
Common stock issued for
 consulting services............       67,997
Consulting expense for issuance
 of stock options...............      205,815
Net Loss........................   (3,617,133)
                                  -----------
   Balance, June 30, 1998.......    6,926,540
Common stock issued for exercise
 of non-qualified stock
 options........................    4,406,486
Common stock issued on exercise
 of common stock warrants.......      375,000
Net proceeds from Private
 Placement, July 1998...........   17,550,095
Common stock issued for
 Independent Directors' Stock
 Plan...........................       75,623
Common stock options and
 warrants issued for consulting
 services.......................    1,130,683
Common stock issued for
 consulting services............       30,000
Net loss........................   (4,919,208)
                                  -----------
   Balance, June 30, 1999.......  $25,575,219
                                  -----------
                                  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                          ENZON, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 1999, 1998 AND 1997

                                                            1999          1998          1997
                                                            ----          ----          ----
Cash flows from operating activities:
Net loss...............................................  $(4,919,208)  $(3,617,133)  $(4,557,025)
Adjustments to reconcile net loss to net cash used in
  operating activities:
    Depreciation and amortization......................      835,503     1,217,423     1,653,331
    (Gain) loss on retirement of assets................      (38,521)       97,037       (35,168)
    Non-cash expense for issuance of common stock,
      warrants, and options............................    1,236,306       343,212       157,841
Changes in assets and liabilities:
    (Increase) decrease in accounts receivable.........   (2,304,801)      133,716      (310,071)
    (Increase) decrease in inventories.................     (304,071)     (162,657)      125,505
    (Increase) decrease in prepaid expenses and other
      current..........................................     (586,375)     (360,220)      346,586
    (Increase) decrease in other assets................     (288,936)     (430,172)       21,370
    Increase (decrease) in accounts payable............        4,233      (198,881)     (168,187)
    Increase (decrease) in accrued expenses............    2,691,353       796,403      (522,761)
    Decrease in accrued rent...........................      (92,770)     (142,852)     (110,896)
    Decrease in royalty advance -- RPR.................      (76,558)   (1,101,501)     (780,081)
    Decrease in other liabilities......................      --            --             (1,728)
                                                         -----------   -----------   -----------
        Net cash used in operating activities..........   (3,843,845)   (3,425,625)   (4,181,284)
                                                         -----------   -----------   -----------
Cash flows from investing activities:
    Capital expenditures...............................     (424,670)     (160,940)     (873,754)
    Proceeds from sale of equipment....................      131,932        83,129       680,481
    Decrease in investments............................          179         9,291       --
                                                         -----------   -----------   -----------
        Net cash used in investing activities..........     (292,559)      (68,520)     (193,273)
                                                         -----------   -----------   -----------
Cash flows from financing activities:
    Proceeds from issuance of common stock, preferred
      stock and warrants...............................   22,331,581     1,658,580        26,607
    Principal payments of obligations under capital
      leases...........................................      --             (1,728)       (2,348)
                                                         -----------   -----------   -----------
        Net cash provided by financing activities......   22,331,581     1,656,852        24,259
                                                         -----------   -----------   -----------
        Net increase (decrease) in cash and cash
          equivalents..................................   18,195,177    (1,837,293)   (4,350,298)
    Cash and cash equivalents at beginning of period...    6,478,459     8,315,752    12,666,050
                                                         -----------   -----------   -----------
    Cash and cash equivalents at end of period.........  $24,673,636   $ 6,478,459   $ 8,315,752
                                                         -----------   -----------   -----------
                                                         -----------   -----------   -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                          ENZON, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1999, 1998 AND 1997

(1) COMPANY OVERVIEW

    Enzon, Inc. ('Enzon' or 'Company') is a biopharmaceutical company that develops, manufactures and markets enhanced therapeutics for life-threatening diseases through the application of its proprietary technologies. The Company was originally incorporated in 1981. To date, the Company's sources of cash have been the proceeds from the sale of its stock through public offerings and private placements, sales of ADAGEN'r', sales of ONCASPAR'r', sales of its products for research purposes, contract research and development fees, technology transfer and license fees and royalty advances. The manufacturing and marketing of pharmaceutical products in the United States is subject to stringent governmental regulation, and the sale of any of the Company's products for use in humans in the United States will require the prior approval of the United States Food and Drug Administration ('FDA'). To date, ADAGEN and ONCASPAR are the only products of the Company which have been approved for marketing by the FDA.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

    Cash equivalents include investments which consist primarily of debt securities and time deposits. The Company invests its excess cash in a portfolio of marketable securities of institutions with strong credit ratings and U.S. Government backed securities.

    The Company classifies its investment securities as held-to-maturity. Held-to-maturity securities are those securities which the Company has the ability and intent to hold to maturity. Held-to-maturity securities are recorded at cost which approximated the fair value of the investments at June 30, 1999 and 1998.

INVENTORY COSTING AND IDLE CAPACITY

    Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method and includes the cost of raw materials, labor and overhead.

    Costs associated with idle capacity at the Company's manufacturing facility are charged to cost of sales as incurred.

PATENTS

    The Company has licensed, and been issued, a number of patents in the United States and other countries and has other patent applications pending to protect its proprietary technology. Although the Company believes that its patents provide adequate protection for the conduct of its business, there can be no assurance that such patents will be of substantial protection or commercial benefit to the Company, will afford the Company adequate protection from competing products, or will not be challenged or declared invalid, or that additional United States patents or foreign patent equivalents

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

will be issued to the Company. The degree of patent protection to be afforded to biotechnological inventions is uncertain, and the Company's products are subject to this uncertainty.

    Patents related to the acquisition of SCA Ventures, Inc., formerly Genex Corporation, were recorded at their fair value at the date of acquisition and are being amortized over the estimated useful lives of the patents ranging from 8 to 17 years. Accumulated amortization as of June 30, 1999 and 1998 was $1,099,000 and $956,000, respectively.

    Costs related to the filing of patent applications related to the Company's products and technology are expensed as incurred.

PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to operations as incurred; significant renewals and betterments are capitalized.

LONG-LIVED ASSETS

    The Company reviews long-lived assets for impairment whenever events or changes in business circumstances occur that indicate that the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of long-lived assets held and to be used based on undiscounted cash flows and measures the impairment, if any, using discounted cash flows.

REVENUE RECOGNITION

    Reimbursement from third party payors for ADAGEN is handled on an individual basis due to the high cost of treatment and limited patient population. Because of the uncertainty of reimbursement and the Company's commitment of supply to the patient regardless of whether or not the Company will be reimbursed, revenues for the sale of ADAGEN are recognized when reimbursement from third party payors becomes likely.

    Revenues from the sale of the Company's other products that are sold are recognized at the time of shipment and provision is made for estimated returns. Contract revenues are recorded as the earnings process is completed.

    Royalties under the Company's license agreements with third parties are recognized when earned.

RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

STOCKHOLDERS' EQUITY

    The Company maintains a Non-Qualified Stock Option Plan (the 'Stock Option Plan') for which it applies Accounting Principles Board ('APB') Opinion No. 25, 'Accounting for Stock Issued to Employees,' and related interpretations in accounting for the Stock Option Plan. Stock options issued to employees are granted with an exercise price equal to the market price and in accordance with APB No. 25, compensation expense is not recognized.

CASH FLOW INFORMATION

    The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents.

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    During the year ended June 30, 1998, 2,000 shares of Series A Cumulative Convertible Preferred Stock ('Series A Preferred Stock' or 'Series A Preferred Shares') were converted to 4,544 shares of Common Stock. Accrued dividends of $31,000 on the Series A Preferred Shares that were converted were settled by issuing 2,848 shares of Common Stock and cash payments totaling $28 for fractional shares. There were no conversions of Series A Preferred Stock for the years ended June 30, 1999 and 1997.

    Cash payments for interest were approximately $8,000, $14,000 and $15,000 for the years ended June 30, 1999, 1998 and 1997, respectively. There were no income tax payments made for the years ended June 30, 1999, 1998 and 1997.

NET LOSS PER COMMON SHARE

    Basic and diluted loss per common share is based on the net loss for the relevant period, adjusted for cumulative, undeclared Series A Preferred Stock dividends of $214,000, $216,000 and $218,000 for the years ended June 30, 1999, 1998 and 1997, respectively, divided by the weighted average number of shares issued and outstanding during the period. For purposes of the diluted loss per share calculation, the exercise or conversion of all dilutive potential common shares is not included, due to the net loss recorded for the years ended
June 30, 1999, 1998 and 1997. As of June 30, 1999, the Company had approximately 5,857,000 dilutive potential common shares outstanding that could potentially dilute future earnings per share calculations.

COMPREHENSIVE INCOME

    Effective July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ('SFAS 130'), Reporting Comprehensive Income. SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components. The adoption of SFAS 130 had no impact on the Company's results of operations for the years ended June 30, 1999, 1998 and 1997. The net loss is equal to the comprehensive loss for those periods.

(3) INVENTORIES

    Inventories consist of the following:

                                                              JUNE 30,
                                                       -----------------------
                                                          1999         1998
                                                          ----         ----
Raw materials........................................  $  503,000   $  510,000
Work in process......................................     548,000      398,000
Finished goods.......................................     276,000      115,000
                                                       ----------   ----------
                                                       $1,327,000   $1,023,000
                                                       ----------   ----------
                                                       ----------   ----------

(4) PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                         JUNE 30,
                                                 -------------------------    ESTIMATED
                                                    1999          1998       USEFUL LIVES
                                                    ----          ----       ------------
Equipment......................................  $ 8,024,000   $ 8,647,000     3-7 years
Furniture and fixtures.........................    1,438,000     1,501,000       7 years
Vehicles.......................................       24,000        29,000       3 years
Leasehold improvements.........................    2,569,000     4,957,000    3-15 years
                                                 -----------   -----------
                                                 $12,055,000   $15,134,000
                                                 -----------   -----------
                                                 -----------   -----------

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    During the year ended June 30, 1999, the Company's fixed asset disposals were approximately $3,504,000. The disposals were primarily attributable to the Company's consolidation of research operations and the elimination of its leased facility at 40 Cragwood Road. Depreciation and amortization charged to operations, relating to property and equipment, totaled $692,000, $1,063,000 and $1,499,000 for the years ended June 30, 1999, 1998 and 1997, respectively.

(5) STOCKHOLDERS' EQUITY

    During the year ended June 30, 1999, the Company sold 3,983,000 shares of Common Stock in a private placement to a small group of investors. The private placement resulted in gross proceeds of approximately $18,919,000 and net proceeds of approximately $17,550,000.

    During the year ended June 30, 1997, all of the outstanding shares of Series B Preferred Stock were converted into Common Stock. The 40,000 shares of Series B Preferred Stock which were converted resulted in the issuance of 2,038,989 shares of Common Stock.

    During March 1997, all of the outstanding Series C Preferred Stock was exchanged for newly issued Series D Preferred Stock. The Series D Preferred Stock contained the same provisions as the Series C Preferred Stock, with the exception of the elimination of a restriction on the maximum number of shares which could be held by the holding institution. During March 1997, all of the outstanding Series D Preferred Stock was converted into Common Stock. The 20,000 shares of Series D Preferred Stock which were converted resulted in the issuance of 1,015,228 shares of Common Stock.

SERIES A PREFERRED STOCK

    The Company's Series A Preferred Shares are convertible into Common Stock at a conversion rate of $11 per share. The value of the Series A Preferred Shares for conversion purposes is $25 per share. Holders of the Series A Preferred Shares are entitled to an annual dividend of $2 per share, payable semiannually, but only when and if declared by the Board of Directors, out of funds legally available. Dividends on the Series A Preferred Shares are cumulative and accrue and accumulate but will not be paid, except in liquidation or upon conversion, until such time as the Board of Directors deems it appropriate in light of the Company's then current financial condition. No dividends are to be paid or set apart for payment on the Company's Common Stock, nor are any shares of Common Stock to be redeemed, retired or otherwise acquired for valuable consideration unless the Company has paid in full or made appropriate provision for the payment in full of all dividends which have then accumulated on the Series A Preferred Shares. Holders of the Series A Preferred Shares are entitled to one vote per share on matters to be voted upon by the stockholders of the Company. As of June 30, 1999 and 1998, undeclared accrued dividends in arrears were $1,984,000 or $18.54 per share and $1,770,000 or $16.54 per share, respectively. All Common Shares are junior in rank to the Series A Preferred Shares, with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution or winding up of the Company.

    During the year ended June 30, 1998, 2,000 shares of Series A Preferred Shares were converted to 4,544 shares of Common Stock. Accrued dividends of $31,000 were settled by issuing 2,848 shares of Common Stock and cash payments totaling $16 for fractional shares. There were no conversions of Series A Preferred Shares during the years ended June 30, 1999 or 1997.

COMMON STOCK

    Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders of the Company.

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    As of June 30, 1999, the Company has reserved its common shares for special purposes as detailed below:

Shares issuable upon conversion of Series A Preferred
  Shares....................................................    424,000
Shares issuable upon exercise of outstanding warrants.......  1,089,000
Non-Qualified Stock Option Plan.............................  4,344,000
                                                              ---------
                                                              5,857,000
                                                              ---------
                                                              ---------

COMMON STOCK WARRANTS

    During the year ended June 30, 1999, 150,000 warrants were exercised to purchase 150,000 shares of the Company's Common Stock at $2.50 per share. These warrants were issued during the year ended June 30, 1996, as part of the commission due to a real estate broker in connection with the termination of the Company's former lease at 40 Kingsbridge Road.

    During the year ended June 30, 1999, the Company issued 200,000 five-year warrants to purchase Enzon Common Stock at $6.50 per share, the closing price of the Common Stock on the date of grant. The warrants are consideration for consulting services to be rendered through February 2002. The estimated fair value of the warrants of approximately $917,000 is being amortized over the service period of three years. The unamortized portion is included as a component of other assets with the corresponding current portion included in other current assets on the consolidated balance sheet as of June 30, 1999.

SERIES B AND C PREFERRED STOCK WARRANTS

    As of June 30, 1999 and 1998, warrants to purchase 688,686 shares of Common Stock at $4.11 and 200,000 shares of Common Stock at $5.63, issued in connection with the private placements of Series B and C Preferred Shares, were outstanding.

(6) INDEPENDENT DIRECTORS' STOCK PLAN

    On December 3, 1996, the stockholders voted to approve the Company's Independent Directors' Stock Plan, which provides for compensation in the form of quarterly grants of Common Stock to non executive, independent directors serving on the Company's Board of Directors. Each independent director is granted shares of Common Stock equivalent to $2,500 per quarter plus $500 per Board of Director's meeting attended. The number of shares issued is based on the fair market value of Common Stock on the last trading day of the applicable quarter. During the years ended June 30, 1999, 1998 and 1997, the Company issued 8,514, 16,904 and 25,903 shares of Common Stock, respectively, to independent directors, pursuant to the Independent Directors' Stock Plan.

(7) NON-QUALIFIED STOCK OPTION PLAN

    In November 1987, the Company's Board of Directors adopted a Non-Qualified Stock Option Plan (the 'Stock Option Plan'). The number of shares reserved for issuance upon adoption of the Company's Stock Option Plan was 6,200,000. As of June 30, 1999, 4,344,000 shares of Common Stock were reserved for issuance pursuant to options which may be granted to employees, non-employee directors or consultants to the Company. The exercise price of the options granted must be at least 100% of the fair market value of the stock at the time the option is granted. Options may be exercised for a period of up to ten years from the date they are granted. The other terms and conditions of the options generally are to be determined by the Board of Directors, or an option committee appointed by the Board, at their discretion.

    The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ('SFAS No. 123'), 'Accounting for Stock-Based Compensation'. The Company

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

continues to use APB No. 25, 'Accounting for Stock Issued to Employees,' to account for the Stock Option Plan. All options granted under the Stock Option Plan are granted with exercise prices which equal or exceed the fair market value of the stock at the date of grant. Accordingly, there is no compensation expense recognized for options granted to employees. The Company records compensation expense equal to the value of stock options granted for consulting services rendered to the Company by non-employees. The value of the options granted to non-employees is determined by the Black-Scholes option-pricing model.

    The following pro forma financial information shows the effect and the Company's net loss and loss per share, had compensation expense been recognized consistent with SFAS No. 123.

                                                    1999          1998          1997
                                                    ----          ----          ----
Net loss -- as reported........................  $(4,919,000)  $(3,617,000)  $(4,557,000)
Net loss -- pro forma..........................  $(7,289,000)  $(5,638,000)  $(5,927,000)
Loss per share -- as reported..................       $(0.14)       $(0.12)       $(0.16)
Loss per share -- pro forma....................       $(0.21)       $(0.19)       $(0.21)

    The pro forma effect on the loss for the three years ended June 30, 1999 is not necessarily indicative of the pro forma effect on earnings in future years since it does not take into effect the pro forma compensation expense related to grants made prior to the year ended June 30, 1996. The fair value of each option granted during the three years ended June 30, 1999 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (i) dividend yield of 0%, (ii) expected term of five years,
(iii) expected volatility of 86%, 84%, and 82%, and (iv) a risk-free interest rate of 5.06%, 5.57%, and 6.45% for the years ended June 30, 1999, 1998, and 1997, respectively. The weighted average fair value at the date of grant for options granted during the years ended June 30, 1999, 1998 and 1997 was $9.68, $5.85 and $2.78 per share, respectively.

    The following is a summary of the activity in the Company's Stock Option
Plan:

                                                                       WEIGHTED
                                                                       AVERAGE
                                                                       EXERCISE
                                                            SHARES      PRICE     RANGE OF PRICES
                                                            ------      -----     ---------------
Outstanding at July 1, 1996.............................   3,558,000    $4.75      $1.88 to $14.88
    Granted at exercise prices which exceeded the fair
      market value on the date of grant.................       3,000     2.81      $2.81
    Granted at exercise prices which equaled the fair
      market value on the date of grant.................   1,469,000     2.78      $2.31 to $3.41
    Exercised...........................................     (11,000)    2.37      $2.00 to $2.63
    Canceled............................................    (822,000)    6.26      $2.00 to $14.25
                                                          ----------
Outstanding at June 30, 1997............................   4,197,000     3.77      $1.88 to $14.88
    Granted at exercise prices which equaled the fair
      market value on the date of grant.................     719,000     5.85      $2.03 to $6.56
    Exercised...........................................    (305,000)    2.73      $2.06 to $5.13
    Canceled............................................    (189,000)    6.69      $2.09 to $14.88
                                                          ----------
Outstanding at June 30, 1998............................   4,422,000     4.06      $1.88 to $10.88
    Granted at exercise prices which equaled the fair
      market value on the date of grant.................     455,000     9.68      $4.88 to $15.75
    Exercised...........................................  (1,001,000)    4.40      $2.00 to $9.88
    Canceled............................................    (172,000)    7.25      $2.81 to $14.50
                                                          ----------
Outstanding at June 30, 1999............................   3,704,000     4.51      $1.88 to $15.75
                                                          ----------
                                                          ----------

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    As of June 30, 1999, the Plan had options outstanding and exercisable by price range as follows:

                                                  WEIGHTED
                                                   AVERAGE     WEIGHTED                 WEIGHTED
                                                  REMAINING    AVERAGE                  AVERAGE
            RANGE OF                 OPTIONS     CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
         EXERCISE PRICES           OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
         ---------------           -----------      ----        -----     -----------    -----
$1.88 to $ 2.63..................     535,000       6.22        $2.34        535,000     $2.34
$2.69 to $ 2.81..................     793,000       6.95        $2.75        793,000     $2.75
$2.88 to $ 3.50..................     582,000       6.79        $3.19        482,000     $3.24
$3.56 to $ 4.50..................     576,000       5.40        $4.25        576,000     $4.25
$4.56 to $ 6.00..................     669,000       7.89        $5.76        427,000     $5.68
$6.13 to $15.75..................     549,000       8.71        $9.29         78,000     $8.28
                                    ---------                              ---------
$1.88 to $15.75..................   3,704,000       7.01        $4.51      2,891,000     $3.64
                                    ---------                              ---------
                                    ---------                              ---------

(8) INCOME TAXES

    The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), 'Accounting for Income Taxes' as of July 1, 1993. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The effects of adopting SFAS No. 109 were not material to the financial statements at July 1, 1993.

    At June 30, 1999 and 1998, the tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

                                                               1999           1998
                                                               ----           ----
Deferred tax assets:
    Inventories..........................................  $    272,000   $    111,000
    Investment valuation reserve.........................        86,000         86,000
    Contribution carryover...............................        20,000         19,000
    Compensated absences.................................       127,000        115,000
    Excess of financial statement over tax
      depreciation.......................................     1,031,000        827,000
    Royalty advance -- RPR...............................       371,000        402,000
    Non-deductible expenses..............................     1,497,000        543,000
    Federal and state net operating loss carryforwards...    44,531,000      2,133,000
    Research and development and investment tax credit
      carryforwards......................................     8,176,000      7,447,000
                                                           ------------   ------------
    Total gross deferred tax assets......................    56,111,000     51,683,000
    Less valuation allowance.............................   (55,405,000)   (50,977,000)
                                                           ------------   ------------
        Net deferred tax assets..........................       706,000        706,000
                                                           ------------   ------------
Deferred tax liabilities:
    Step up in basis of assets related to acquisition of
      Enzon Labs Inc. ...................................      (706,000)      (706,000)
                                                           ------------   ------------
    Total gross deferred tax liabilities.................      (706,000)      (706,000)
                                                           ------------   ------------
        Net deferred tax.................................  $          0   $          0
                                                           ------------   ------------
                                                           ------------   ------------

    A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The net change in the total valuation allowance for the years

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ended June 30, 1999 and 1998 was an increase of $4,428,000 and $2,221,000, respectively. The tax benefit assumed using the Federal statutory tax rate of 34% has been reduced to an actual benefit of zero due principally to the aforementioned valuation allowance. Subsequently recognized tax benefits as of June 30, 1999 of $1,677,000 relating to the valuation allowance for deferred tax assets will be allocated to additional paid-in capital.

    At June 30, 1999, the Company had federal net operating loss carryforwards of approximately $114,639,000 for tax reporting purposes, which expire in the years 2000 to 2019. The Company also has investment tax credit carryforwards of approximately $1,900 and research and development tax credit carryforwards of approximately $6,696,000 for tax reporting purposes which expire in the years 2000 to 2019.

    As part of the Company's acquisition of Enzon Labs Inc., the Company acquired the net operating loss carryforwards of Enzon Labs Inc. As of June 30, 1999, the Company had a total of $55,731,000 of acquired Enzon Labs net operating loss carryforwards, which expire between December 31, 1999 and October 31, 2006. As a result of the change in ownership, the utilization of these carryforwards is limited to $613,000 per year.

(9) SIGNIFICANT AGREEMENTS

SCHERING AGREEMENT

    The Company and Schering Corporation ('Schering'), a subsidiary of Schering-Plough, entered into an agreement in November 1990 (the 'Schering Agreement') to apply the Company's PEG Process to develop a modified form of Schering-Plough's INTRON'r'A (interferon alfa 2b), a genetically-engineered anticancer and antiviral drug with longer activity. A PEG-modified version of INTRON A ('PEG-Intron'TM') is currently in four large scale Phase III clinical trials in the United States, Europe and Japan for hepatitis C and cancer as well as earlier stage trials for cancer and certain leukemias. The trials call for administration of PEG-Intron once per week as compared to the current regimen for unmodified INTRON A of three times per week. PEG-Intron utilizes the Company's Second Generation PEG Technology.

    Under the license agreement, which was amended in 1995 and 1999, the Company will receive royalties on worldwide sales of PEG-Intron, if any. Schering is responsible for conducting and funding the clinical studies, obtaining regulatory approval and marketing the product worldwide on an exclusive basis. During 1999, the Company and Schering amended the agreement that resulted in an increase in the effective royalty rate in return for Enzon's exclusive U.S. manufacturing rights for the product and a license under one of the Company's Second Generation PEG patents for Branched or U-PEG. The license for Branched PEG gives Schering the ability to sublicense the patent for a competing interferon product.

    Enzon is entitled to an additional $3,000,000 in payments from Schering, subject to the achievement of certain milestones in the product's development. The Schering Agreement terminates, on a country-by-country basis, upon the expiration of the last to expire of any future patents covering the product which may be issued to Enzon, or 15 years after the product is approved for commercial sale, whichever shall be the later to occur. This agreement is subject to Schering's right of early termination if the product does not meet specifications, if Enzon fails to obtain or maintain the requisite product liability insurance, or if Schering makes certain payments to Enzon. If Schering terminates the agreement because the product does not meet specifications, Enzon may be required to refund certain of the milestone payments. Revenue will not be recognized on these payments until the product is deemed to meet specification.

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

RHONE-POULENC RORER AGREEMENT

    Under the Company's Amended RPR U.S. License Agreement, Enzon granted an exclusive license to RPR to sell ONCASPAR in the U.S. Enzon has received licensing payments totaling $6,000,000 and is entitled to a base royalty of 23.5% until 2008, on net sales of ONCASPAR up to agreed upon amounts. Additionally, the Amended RPR U.S. License Agreement provides for a super royalty of 43.5% until 2008, on net sales of ONCASPAR which exceed certain agreed upon amounts, with the limitation that the total royalties earned for any such year shall not exceed 33% of net sales. The Amended RPR U.S. License Agreement also provides for a payment of $3,500,000 in advance royalties, which was received in January 1995.

    The payment of base royalties to Enzon under the Amended RPR U.S. License Agreement will be offset by an original credit of $5,970,000, which represents the royalty advance plus reimbursement of certain amounts due to RPR under the original RPR U.S. License Agreement and interest expense. Super royalties will be paid to the Company when earned. The royalty advance is shown as a long term liability, with the corresponding current portion included in accrued expenses on the Consolidated Balance Sheets as of June 30, 1999 and 1998. The royalty advance will be reduced as base royalties are recognized under the agreement.

    The Amended RPR U.S. License Agreement prohibits RPR from selling a competing PEG-asparaginase product anywhere in the world during the term of such agreement and for five years thereafter. The agreement terminates in December 2008, subject to early termination by either party due to a default by the other or by RPR at any time upon one year's prior notice to Enzon. Upon any termination all rights under the Amended RPR U.S. License Agreement revert to Enzon. A separate supply agreement with RPR requires RPR to purchase from Enzon all ONCASPAR requirements for sales in North America.

    The Company and RPR are currently in discussions related to a disagreement over the purchase price of ONCASPAR under the supply agreement between the two companies. RPR has asserted that the Company has overcharged RPR under the supply agreement in the amount of $2,329,000. The Company believes its costing and pricing of ONCASPAR to RPR complies with the terms of the supply agreement. RPR has also asserted that the Company should be responsible for its lost profits while ONCASPAR is under the temporary labeling and distribution modifications agreed to by the Company and the FDA. RPR contends that its lost profits due to this matter, through June 30, 1999 were $2,968,000. The Company does not agree with RPR's claim.

    Under a separate license, RPR has exclusive rights to sell ONCASPAR in Canada and Mexico. These agreements provide for RPR to obtain marketing approval of ONCASPAR in Canada and Mexico and for the Company to receive royalties on sales of ONCASPAR in these countries, if any.

    The Company also has a license agreement with RPR for the Pacific Rim region, specifically, Australia, New Zealand, Japan, Hong Kong, Korea, China, Taiwan, Philippines, Indonesia, Malaysia, Singapore, Thailand and Viet Nam, (the 'Pacific Rim'). The agreement provides for RPR to purchase ONCASPAR for the Pacific Rim from the Company at certain established prices which increase over the ten year term of the agreement. Under the agreement, RPR is responsible for obtaining additional approvals and indications in the licensed territories. The agreement also provides for minimum purchase requirements for the first four years of the agreement.

MEDAC AGREEMENT

    The Company has also granted an exclusive license to MEDAC to sell ONCASPAR in Europe and Russia. The agreement provides for MEDAC to purchase ONCASPAR from the Company at certain established prices which increase over the initial five year term of the agreement. Under the agreement, MEDAC is responsible for obtaining additional approvals and indications in the licensed territories,

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

beyond the currently approved hypersensitive indication in Germany. Under the agreement, MEDAC is required to meet certain minimum purchase requirements.

(10) COMMITMENTS AND CONTINGENCIES

    The Company is being sued by a former financial advisor asserting that under a May 2, 1995, letter agreement ('Letter Agreement') between Enzon and LBC Capital Resources Inc. ('LBC'). LBC claims it was entitled to a commission in connection with the Company's January and March 1996 private placements, comprised of $500,000 and warrants to purchase approximately 1,000,000 shares of Enzon common stock at an exercise price of $2.50 per share. LBC has also asserted that it is entitled to an additional fee of $175,000 and warrants to purchase 250,000 shares of Enzon common stock when and if any of the warrants obtained pursuant to the private placements are exercised. LBC has claimed $3,000,000 in compensatory damages, plus punitive damages, counsel fees and costs for the alleged breach of the Letter Agreement. The Company believes that no such commission was due under the Letter Agreement and denies any liability under the Letter Agreement. The Company intends to defend this lawsuit vigorously and believes the ultimate resolution of this matter will not have a material adverse effect on the financial position of the Company.

    In the course of normal operations, the Company is subject to the marketing and manufacturing regulations as established by the Food and Drug Administration ('FDA'). During the year ended June 30, 1999, the Company and the FDA agreed to temporary labeling and distribution modifications for ONCASPAR due to increased levels of particulates in certain batches of ONCASPAR, which were manufactured by the Company. The Company, rather than its marketing partner, Rhone-Poulenc Rorer ('RPR'), will temporarily distribute ONCASPAR directly to patients, on an as needed basis, and will conduct the additional inspection and labeling procedures prior to distribution. During May 1999, the FDA placed additional restrictions on ONCASPAR, which specified ONCASPAR was to be distributed only to those patients who are hypersensitive to native L-asparaginase.

    The Company has been able to manufacture several batches of ONCASPAR which contain acceptable levels of particulates and anticipates a final resolution of the problem during fiscal 2000. It is expected that RPR will resume distribution of ONCASPAR at that time. There can be no assurance that this solution will be acceptable to the FDA. If the Company is unable to resolve this problem it is possible that the FDA may not permit the Company to continue to distribute this product. An extended disruption in the marketing and distribution of ONCASPAR could have a material adverse impact on future ONCASPAR sales.

    The Company maintains a separate supply agreement with RPR, under which RPR purchases from Enzon all of RPR's requirements for ONCASPAR at a price defined in the supply agreement. The Company and RPR are currently in discussions related to a disagreement over the purchase price of ONCASPAR under the supply agreement between the two companies. RPR has asserted that the Company has overcharged RPR under the supply agreement in the amount of $2,329,000. The Company believes its costing and pricing of ONCASPAR to RPR complies with the supply agreement.

    RPR has also asserted that the Company should be responsible for its lost profits while ONCASPAR is under the temporary labeling and distribution modifications. RPR contends that its lost profits through June 30, 1999 were $2,968,000. The Company does not agree with RPR's claim for these two issues. The Company does not believe the ultimate resolution of these matters will have a material adverse effect on the financial results or operations of the Company.

    The Company has agreements with certain members of its upper management which provide for payments following a termination of employment occurring after a change in control of the Company. The Company also has a 3-year employment agreement, dated April 5, 1997, with its Chief Executive Officer which provides for severance payments in addition to the change in control provisions discussed above.

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(11) LEASES

    The Company has several leases for office, warehouse, production and research facilities and equipment.

    Future minimum lease payments, net of subleases, for noncancelable operating leases with initial or remaining lease terms in excess of one year as of June 30, 1999 are:

YEAR ENDING                                                  OPERATING
  JUNE 30,                                                    LEASES
 --------                                                     ------
  2000......................................................  $  979,000
  2001......................................................     952,000
  2002......................................................     819,000
  2003......................................................     765,000
  2004......................................................     765,000
  Later years, through 2007.................................   2,752,000
                                                              ----------
    Total minimum lease payments............................  $7,032,000
                                                              ----------
                                                              ----------

    Rent expense amounted to $1,394,000, $1,768,000 and $1,608,000 for the years ended June 30, 1999, 1998 and 1997, respectively.

    For the years ended June 30, 1999, 1998 and 1997, rent expense is net of subrental income of $110,000, $221,000 and $233,000, respectively. As of June 30, 1999, the Company no longer subleases a portion of its facilities.

(12) RETIREMENT PLANS

    The Company maintains a defined contribution, 401(k) pension plan for substantially all its employees. The Company currently matches 50% of the employee's contribution of up to 6% of compensation, as defined. The Company's match is invested solely in a fund which purchases the Company's Common Stock in the open market. Total company contributions for the years ended June 30, 1999, 1998 and 1997 were $115,000, $100,000 and $105,000, respectively.

(13) ACCRUED EXPENSES

    Accrued expenses consist of:

                                                                     JUNE 30,
                                                              -----------------------
                                                                 1999         1998
                                                                 ----         ----
Accrued wages and vacation..................................  $1,074,000   $  695,000
Accrued Medicaid rebates....................................   1,114,000    1,083,000
Current portion of royalty Advance -- RPR...................     200,000    1,006,000
Contract and legal accrual..................................   3,328,000    1,000,000
Other.......................................................     546,000      592,000
                                                              ----------   ----------
                                                              $6,262,000   $4,376,000
                                                              ----------   ----------
                                                              ----------   ----------

(14) BUSINESS AND GEOGRAPHICAL SEGMENTS

    Effective July 1, 1998, the Company adopted SFAS No. 131, 'Disclosures about Segments of an Enterprise and Related Information.' The Company manages its business in one business segment in one location.

    During the years ended June 30, 1999, 1998 and 1997, the Company had export sales of $3,075,000, $2,641,000 and $2,377,000 respectively. Of these amounts, sales to Europe represented $2,559,000, $2,117,000 and $1,937,000 during the years ended June 30, 1999, 1998 and 1997, respectively. Included as

                          ENZON, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

a component of European sales are sales to France which were $1,108,000, $994,000 and $663,000; and sales to Italy which were $1,201,000, $879,000 and
$441,000 for the years ended June 30, 1999, 1998 and 1997.

    ADAGEN sales represent approximately 90% of the Company's total net sales for the year ended June 30, 1999. ADAGEN's Orphan Drug designation under the Orphan Drug Act expired in March 1997. The Company believes the expiration of ADAGEN's Orphan Drug designation will not have a material impact on the sales of ADAGEN. Approximately 49%, 48% and 54% of the Company's ADAGEN sales for the years ended June 30, 1999, 1998 and 1997, respectively, were made to Medicaid patients.

                          ENZON, INC. AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET
                               DECEMBER 31, 1999
                                  (UNAUDITED)

                           ASSETS
Current assets:
    Cash and cash equivalents...............................  $  23,261,685
    Accounts receivable.....................................      4,701,186
    Inventories.............................................      1,423,507
    Other current assets....................................      1,738,367
                                                              -------------
        Total current assets................................     31,124,745
                                                              -------------
Property and equipment......................................     11,951,345
Less accumulated depreciation and amortization..............     10,497,269
                                                              -------------
                                                                  1,454,076
                                                              -------------
Other assets:
    Investments.............................................         68,823
    Other assets, net.......................................        807,711
    Patents, net............................................        977,883
                                                              -------------
                                                                  1,854,417
                                                              -------------
        Total assets........................................  $  34,433,238
                                                              -------------
                                                              -------------
             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable........................................  $   1,783,726
    Accrued expenses........................................      8,232,526
                                                              -------------
        Total current liabilities...........................     10,016,252
                                                              -------------
Accrued rent................................................        621,152
Royalty advance -- RPR......................................        815,583
                                                              -------------
                                                                  1,436,735
                                                              -------------
Commitments and contingencies

Stockholders' equity:
    Preferred stock-$.01 par value, authorized 3,000,000
      shares: issued and outstanding 27,000 shares at
      December 31, 1999 (liquidation preference aggregating
      $1,189,000 at December 31, 1999)......................            270
    Common stock-$.01 par value, authorized 60,000,000
      shares; issued and outstanding 37,209,146 shares at
      December 31, 1999.....................................        372,091
    Additional paid-in capital..............................    149,371,514
    Accumulated deficit.....................................   (126,763,624)
                                                              -------------
        Total stockholders' equity..........................     22,980,251
                                                              -------------
        Total liabilities and stockholders' equity..........  $  34,433,238
                                                              -------------
                                                              -------------

                 The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

                                  ENZON, INC.
                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                  SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998
                                  (UNAUDITED)

                                                                 1999          1998
                                                                 ----          ----
Revenues
    Sales...................................................  $ 6,616,903   $ 6,718,113
    Contract revenue........................................       61,982        67,475
                                                              -----------   -----------
        Total revenues......................................    6,678,885     6,785,588
                                                              -----------   -----------
Costs and expenses
    Cost of sales...........................................    1,971,482     2,338,796
    Research and development expenses.......................    3,590,252     3,422,911
    Selling, general and administrative expenses............    5,136,409     3,643,655
                                                              -----------   -----------
        Total costs and expenses............................   10,698,143     9,405,362
                                                              -----------   -----------
        Operating loss......................................   (4,019,258)   (2,619,774)
                                                              -----------   -----------
Other income (expense)
    Interest and dividend income............................      599,222       602,881
    Interest expense........................................       (3,884)       (8,055)
    Other...................................................      (36,274)       39,834
                                                              -----------   -----------
                                                                  559,064       634,660
                                                              -----------   -----------
        Net loss............................................  $(3,460,194)  $(1,985,114)
                                                              -----------   -----------
                                                              -----------   -----------
Basic and diluted loss per common share.....................       $(0.09)       $(0.06)
                                                                   -------       -------
                                                                   -------       -------
Weighted average number of common shares issued and
  outstanding...............................................   36,835,399    35,181,937
                                                              -----------   -----------
                                                              -----------   -----------

                 The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

                          ENZON, INC. AND SUBSIDIARIES
                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                  SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998
                                  (UNAUDITED)

                                                                 1999          1998
                                                                 ----          ----
Cash flows from operating activities:
    Net loss................................................  $(3,460,194)  $(1,985,114)
    Adjustment for depreciation and amortization............      243,212       559,869
    Loss (gain) on retirement of equipment..................       36,274       (39,834)
    Non-cash expense for issuance of common stock and stock
      options...............................................      207,770       242,497
    Decrease in accrued rent................................      (13,238)      (79,533)
    Increase (decrease) in royalty advance -- RPR...........        5,219      (110,507)
    Changes in assets and liabilities.......................    1,168,597    (1,906,039)
                                                              -----------   -----------
    Net cash used in operating activities...................   (1,812,360)   (3,318,661)
                                                              -----------   -----------
Cash flows from investing activities:
    Capital expenditures....................................     (257,047)     (137,875)
    Proceeds from sale of equipment.........................      --            129,872
                                                              -----------   -----------
    Net cash used in investing activities...................     (257,047)       (8,003)
                                                              -----------   -----------
Cash flows from financing activities:
    Proceeds from issuance of common stock, net.............    2,199,860    20,583,850
    Dividends paid on Series A Preferred Stock..............   (1,542,404)      --
                                                              -----------   -----------
    Net cash provided by financing activities...............      657,456    20,583,850
                                                              -----------   -----------
    Net (decrease) increase in cash and cash equivalents....   (1,411,951)   17,257,186
    Cash and cash equivalents at beginning of period........   24,673,636     6,478,459
                                                              -----------   -----------
    Cash and cash equivalents at end of period..............  $23,261,685   $23,735,645
                                                              -----------   -----------
                                                              -----------   -----------

                 The accompanying notes are an integral part of these unaudited consolidated condensed financial statements.

                          ENZON, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) ORGANIZATION AND BASIS OF PRESENTATION

    The unaudited consolidated condensed financial statements have been prepared from the books and records of Enzon, Inc. and subsidiaries in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal and recurring adjustments) considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for the year.

(2) LOSS PER COMMON SHARE

    Basic and diluted loss per common share is based on the net loss for the relevant period, adjusted for cumulative undeclared preferred stock dividends of $27,000 and $107,000 for the six months ended December 31, 1999 and 1998, respectively, divided by the weighted average number of shares issued and outstanding during the periods. Due to the net loss recorded for the six months ended December 31, 1999 and 1998, the exercise or conversion of all dilutive potential common shares is not included for purposes of the diluted loss per share calculation. As of December 31, 1999, the Company had 6,842,000 common stock equivalents outstanding that could potentially dilute future diluted earnings per share calculations.

(3) INVENTORIES

    The composition of inventories at December 31, 1999 is as follows:

Raw materials...............................................   $  240,000
Work in process.............................................    1,017,000
Finished goods..............................................      167,000
                                                               ----------
                                                               $1,424,000
                                                               ----------
                                                               ----------

(4) CASH FLOW INFORMATION

    Highly liquid securities with original maturities of three months or less are considered to be cash equivalents. Cash payments for interest were approximately $4,000 for the six months ended December 31, 1999 and $8,000 for the six months ended December 31, 1998. There were no income tax payments made for the six months ended December 31, 1999 and 1998. During the six months ended December 31, 1999, 80,000 shares of Series A Cumulative Convertible Preferred Stock ('Series A Preferred Stock') were converted to 181,818 shares of Common Stock. Accrued dividends on the converted preferred shares of $1,542,000 were settled by a cash payment. There were no conversions of Series A Preferred Stock during the six months ended December 31, 1998.

(5) NON-QUALIFIED STOCK OPTION PLAN

    On December 7, 1999 the stockholders voted to increase the number of shares reserved for issuance under our Non-Qualified Stock Option Plan from 6,200,000 to 7,900,000. During the six months ended December 31, 1999, we issued 209,000 stock options at an average exercise price of $29.07 per share under our Non-Qualified Stock Option Plan, as amended, of which 77,000 were granted to executive officers as part of a bonus plan for the year ended June 30, 1999. None of the options granted during the period are exercisable as of December 31, 1999. All options were granted with exercise prices that equaled or exceeded the fair market value of the underlying stock on the date of grant.

                          ENZON, INC. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

(6) BUSINESS SEGMENTS

    A single management team that reports to the Chief Executive Officer comprehensively manages our business operations. We do not operate separate lines of business or separate business entities with respect to any of our approved products or product candidates. In addition, we do not conduct any operations outside of the United States. We do not prepare discrete financial statements with respect to separate product areas. Accordingly, we do not have separately reportable segments as defined by Statement of Financial Accounting Standards No. 131, 'Disclosures about Segments of an Enterprise and Related Information'.

(7) COMPREHENSIVE LOSS

    The net loss of $3,460,000 and $1,985,000, recorded for the six months ended December 31, 1999 and 1998, respectively, is equal to the comprehensive loss for those periods.

(8) COMMITMENTS AND CONTINGENCIES

    We are being sued, in the United States District Court for the District of New Jersey, by a former financial advisor asserting that under a May 2, 1995 letter agreement between us and LBC Capital Resources Inc., LBC was entitled to a commission in connection with our January and March 1996 private placements, comprised of $500,000 and warrants to purchase 1,000,000 shares of our common stock at an exercise price of $2.50 per share. LBC has claimed $3,000,000 in compensatory damages, plus punitive damages, counsel fees and costs for the alleged breach of the letter agreement. We have entered into an agreement with LBC (Stipulation of Damages) that if we are found liable to LBC in this suit the damages for these claims would be limited to $2,750,000 in cash. LBC has also asserted that it is entitled to an additional fee of $175,000 and warrants to purchase 250,000 shares of our common stock to the extent the warrants issued to investors in the private placements are exercised. We believe that no compensation is due to LBC under the letter agreement and deny any liability under the letter agreement. We intend to defend this lawsuit vigorously and believe the ultimate resolution of this matter will not have a material adverse effect on our financial position. However, if we were required to issue warrants to LBC we would be required to incur a non-cash expense for each warrant issued equal to the difference between the exercise price of the warrants ($2.50) and the then current market price of our common stock.

    In the course of normal operations, we are subject to the marketing and manufacturing regulations as established by the Food and Drug Administration ('FDA'). We have agreed with the FDA to temporary labeling and distribution modifications for ONCASPAR due to increased levels of particulates in certain batches of ONCASPAR, which we manufactured. We, rather than our marketing partner, Rhone-Poulenc Rorer ('RPR'), will temporarily distribute ONCASPAR directly to patients, on an as needed basis. We will conduct additional inspection and labeling procedures prior to distribution.

    We have manufactured several batches of ONCASPAR which contain acceptable levels of particulates and anticipate a final resolution of the problem during fiscal 2000. It is expected that RPR will resume distribution of ONCASPAR at that time. There can be no assurance that this solution will be acceptable to the FDA. If we cannot resolve this problem it is possible that the FDA may not permit us to continue to distribute this product. An extended disruption in the marketing and distribution of ONCASPAR could have a material adverse impact on future ONCASPAR sales.

    We maintain a separate supply agreement with RPR, under which RPR purchases from us all of RPR's requirements for ONCASPAR at a price defined in the supply agreement. We are currently in discussions with RPR related to a disagreement over the purchase price of ONCASPAR under the supply agreement we have with RPR. RPR has asserted that we have overcharged them under the

                          ENZON, INC. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)

supply agreement in the amount of $2,329,000. We believe our costing and pricing of ONCASPAR to RPR complies with the supply agreement.

    RPR has also asserted that we should be responsible for its lost profits while ONCASPAR is under the temporary labeling and distribution modifications. RPR contends that its lost profits through December 31, 1999 were $5,194,000. We do not agree with RPR's claim for over charges under the supply agreement and lost profits. We do not believe the ultimate resolution of these matters will have a material adverse effect on our financial results or operations.

(9) SCHERING AGREEMENT

    During December 1999, our development partner for PEG-Intron, Schering-Plough submitted a U.S. marketing application to the FDA for the use of PEG-Intron in the treatment of chronic hepatitis C. We are entitled to a $1 million milestone payment upon the FDA's acceptance of this filing.

    Schering-Plough has also reported that it has submitted a centralized Marketing Authorization Application for PEG-Intron to the European Union's (EU) European Agency for the Evaluation of Medicinal Products (EMEA).

    Under the Company's licensing agreement with Schering-Plough, we are entitled to royalties on worldwide sales of PEG-Intron. We will receive an additional $2 million milestone payment upon FDA approval of PEG-Intron.

(10) SUBSEQUENT EVENT

    During January 2000, all of the outstanding Series B Preferred Stock warrants to purchase 657,895 shares of Common Stock were exercised. This exercise resulted in net proceeds of approximately $2,625,000.

                                     [Logo]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock offered hereby, other than underwriting discounts and commissions:

SEC Registration Fee........................................  $ 25,503
NASD Filing Fee.............................................    10,160
Nasdaq Filing Fee...........................................    17,500
Blue Sky fees and expenses..................................    10,000
Accountants' fees and expenses..............................    80,000
Legal fees and expenses.....................................   200,000
Printing and engraving expenses.............................   100,000
Transfer agent and registrar fees...........................     5,000
Miscellaneous...............................................    10,000
                                                              --------
    Total...................................................  $458,163
                                                              --------
                                                              --------

    Each of the amounts set forth above, other than the SEC Registration Fee and the NASD Filing Fee, is an estimate.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Section 145 of the Delaware General Corporation Law contains detailed provisions for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation.

    In accordance with the DGCL, Article 10 of our certificate of incorporation provides that a director shall not be liable to us:

     for any breach of the director's duty of loyalty to us or our stockholders;

     for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     under section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions;

     for any transaction from which a director derived an improper benefit; or

     for any act or omission occurring prior to the date when said Article 10 became effective.

    Article 8 of our bylaws and Enzon's Directors' and Officers' Liability Insurance Policy provide for indemnification of our directors and officers against certain liabilities.

    Our officers and directors have executed indemnity agreements with us which supplement the protections provided by our certificate of incorporation and bylaws.

    These agreements require us to pay for any damages, judgments, settlements, costs and expenses for the defense of legal actions, claims, proceedings and appeals due to any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or other act done, suffered or wrongfully attempted by the officer or director. If we do not pay such costs and expenses within 90 days after we receive a written claim, such officers or directors may bring a suit against us to recover the unpaid amount of the claim. If such officer or director is successful, we will be required to pay for the expenses incurred relating to the claim.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                     DESCRIPTION OF EXHIBIT
------                     ----------------------
    1.1 -- Form of Underwriting Agreement*
    5.1 -- Opinion of Dorsey & Whitney LLP**
   23.1 -- Consent of KPMG LLP**
   23.2 -- Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
   24.1 -- Power of Attorney (included on signature page)

-------------------

 * To be filed by amendment.

** Filed herewith.

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the 'Securities Act');

           (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement;

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          provided, however, that paragraphs (a) (1) (i) and (a) (1) (ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act') that are incorporated by reference in the registration statement;

        (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the Securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that

        (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piscataway, State of New Jersey, on February 22, 2000.

                                          ENZON, INC.

                                          By: /s/ PETER G. TOMBROS
                                              .................................
                                             Peter G. Tombros
                                             President, Chief Executive
                                             Officer and Director

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter G. Tombros and Kenneth J. Zuerblis, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other registration statement for the same offering that is effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the indicated capacities on February 22, 2000.

SIGNATURE                                        TITLE
---------                                        -----
       By:     /s/ PETER G. TOMBROS              President, Chief Executive Officer and
 .........................................       Director (Principal Executive Officer)
             PETER G. TOMBROS

      By:    /s/ KENNETH J. ZUERBLIS             Vice President, Finance and Chief Financial
 .........................................       Officer (Principal Financial and Accounting
           KENNETH J. ZUERBLIS                   Officer)

       By:    /s/ RANDY H. THURMAN               Chairman of the Board
 .........................................
             RANDY H. THURMAN

       By:      /s/ DAVID S. BARLOW              Director
 .........................................
             DAVID S. BARLOW

       By:      /s/ ROLF A. CLASSON              Director
 .........................................
             ROLF A. CLASSON

       By:      /s/ ROSINA B. DIXON              Director
 .........................................
          ROSINA B. DIXON, M.D.

       By:      /s/ DAVID W. GOLDE               Director
 .........................................
           DAVID W. GOLDE, M.D.

        By:      /s/ ROBERT LEBUHN               Director
 .........................................
              ROBERT LEBUHN

       By:                                       Director
 .........................................
              A.M. MACKINNON

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBIT
------                      ----------------------
   5.1   -- Opinion of Dorsey & Whitney LLP
  23.1   -- Consent of KPMG LLP
  23.2   -- Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
  24.1   -- Power of Attorney (included on signature page)


                       STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as.......................... 'TM'
The registered trademark symbol shall be expressed as...............  'r'